As filed with the Securities and Exchange Commission on September 23, 2005

Registration No. 333-124741

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRX, Inc.

(Exact name of Registrant as specified in its charter)

Georgia	7374	58-2502748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6 West Druid Hills Drive

Atlanta, Georgia 30329

(404) 929-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Norwood H. (“Trip”) Davis, III

President and Chief Executive Officer

TRX, Inc.

6 West Druid Hills Drive

Atlanta, Georgia 30329

(404) 929-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to mail copies of all orders, notices and communications to:

Jeffrey K. Haidet, Esq. McKenna Long & Aldridge LLP Suite 5300 303 Peachtree Street Atlanta, Georgia 30308-3201 (404) 527-4000	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, California 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.      ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2005

6,800,000 Shares

TRX, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $9.00 and $10.00 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TRXI”.

We are selling 3,400,000 shares of common stock and the selling shareholders are selling 3,400,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The underwriters have an option to purchase a maximum of 1,020,000 additional shares from the selling shareholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to TRX	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Thomas Weisel Partners LLC

Legg Mason Wood Walker

Incorporated

SunTrust Robinson Humphrey

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this document or to which we have referred you. We and the selling shareholders have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2005 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary is not complete and may not contain all the information that you should consider before investing in the shares. Please read the entire prospectus carefully, especially “Risk Factors” beginning on page 8. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ overallotment option. In this prospectus, the terms “TRX,” “our,” and “we” refer to TRX, Inc. and our subsidiaries and our predecessors except where it is clear that such terms mean only TRX, Inc.

TRX, Inc.

We are a leading, independent provider of transaction processing and data integration services to the global travel industry, based on the dollar value of air travel processed in 2004. Our transaction processing and data integration services include applications that automate and address specific needs across the travel lifecycle, including booking, ticketing, settlement, and reporting. We also serve clients in other industries involved with or affected by travel-related processes, such as credit card issuers. Our hosted technology and services, which we provide to our clients via our computer networks and the Internet, allow our clients to efficiently manage the activities related to travel and travel-related transactions, as well as the vast number of complex and dynamic data records generated by these transactions.

We generate economies of scale by combining transactions from numerous clients, which we refer to as aggregating transaction volume. Our clients leverage our aggregated transaction volume, allowing them to shift a portion of their fixed costs to a more flexible, variable structure. We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or electronic travel distribution system, referred to as a Global Distribution System or GDS. Our scale, combined with our focus on process reengineering and automation, helps our clients reduce travel-related costs on an ongoing basis.

We target clients with significant transaction volume in four areas: travel agencies (traditional and online), travel suppliers, large corporations, and credit card issuers. Substantially all of our revenue is generated from transaction fees. Our client base includes global leaders in the markets we serve, including American Airlines, American Express, Citibank, and Expedia. During the year ended December 31, 2004, we served more than 150 clients globally.

We provide expertise in redesigning business processes and their associated systems and resources, which we refer to as process reengineering. We offer our processing capabilities and expertise in process reengineering through a comprehensive service offering of five hosted technology applications: RESX (online booking), SELEX (agent technology), CORREX (automated processing), TRANXACT (exceptions and settlement), and DATATRAX (data integration). We provide each of our technology applications independently or as a comprehensive, integrated end-to-end processing solution. As a result, we can be compensated for the multiple transactions that may occur during the lifecycle of a single travel reservation.

Our technology is flexible, allowing our clients to both use disparate data from multiple sources and rapidly adapt to changing methods of travel distribution. We are able to collect data for any of our clients in any format from anywhere in the world, and then normalize, validate, and translate this data into client-requested formats. In addition, travel industry participants require flexible booking and processing technology as travel is increasingly delivered through multiple distribution channels.

Over the past five years, we have achieved significant scale and experienced rapid growth as our transaction volumes and data records processed have increased. In 2004, we handled 73.5 million travel processing transactions, up from 9.3 million in 1999, representing a compound annual growth rate of more than 51% during this time period. In data integration, we received data from more than 1,000 distinct data inputs from more than 250 third parties in over 40 countries and processed more than 76 million data records for our clients in 2004.

Our Markets

We primarily serve the global travel industry, as well as other industries involved with or affected by travel-related processes, such as credit card issuers. The travel industry is among the largest industries globally and is undergoing dramatic and rapid change. Total annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright, an independent travel industry research firm. We believe that industries with travel-related components, such as credit card issuers, are a natural extension for our product and service offerings. According to Credit Card Management, an electronic payments periodical, U.S. charge volume from card-based forms of payment has steadily increased with total transaction expenditures growing from $293 billion in 1989 to $1.5 trillion in 2003.

The markets we serve are experiencing rapid and fundamental change in inventory channels, price transparency, and methods of delivery. Key elements of this change driving our business are:

•	Continued migration to online booking. The online travel market provides travelers with a convenient, price transparent, and cost-effective option for obtaining travel.

•	Consolidation of travel agencies. Travel agencies are facing growing complexities that are driving consolidation, such as the changing and increasing number of methods to access supplier inventory and the need to offer lower pricing by leveraging scale.

•	Increased economic pressure on travel industry participants. Competitive pressures have forced travel suppliers and sellers to more efficiently distribute product.

•	Impact of GDS deregulation. GDS deregulation has given suppliers more flexibility in the distribution of their inventory.

•	Emphasis on policy compliance and rules management. In an effort to lower travel costs, companies often enter into preferred provider contracts with travel suppliers and also establish corporate travel policies which require interpretation and enforcement on a real-time basis.

•	Need to improve access to and usefulness of corporate data. Companies are generating data at a more rapid pace from a growing number of internal and external sources, and managers need access to a consolidated view of this information in order to make timely, informed decisions.

Our Competitive Strengths

We believe that the following competitive strengths have enabled us to become a leading independent provider of transaction processing and data integration services:

•	Expertise in automation and process reengineering. Our ability to automate and reengineer complicated travel and travel-related processes is a core competency. Since 1990, we have continually reengineered our processes and related automation to provide technologically advanced solutions to meet the complex needs of our clients.

•	Leading market position in global travel market. In the U.S., we have contracts with the top five travel agencies based on 2003 gross sales as ranked by Travel Weekly, a travel industry periodical. In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright. We believe our transaction volumes give us a cost advantage and help us deliver cost savings to our clients.

•	Established long-term partnerships. We have long-standing collaborative relationships with many travel industry leaders. We have a history of client contract renewals and a history of business expansion with our clients. Many of our clients also commit to long-term contracts with us. We believe this is testimony to our ability to forge strong, lasting relationships with clients to create joint long-term value.

•	Core travel processing infrastructure. We offer multiple products and services that allow us to address specific client needs across the complete travel transaction lifecycle. Offering a flexible end-to-end solution to the travel industry allows us to provide additional products and services to our existing clients on an individual basis or as part of an integrated solution. We are well positioned to enable change in travel distribution based on our scale, client relationships, flexible service offering, and process reengineering expertise.

•	Independent, objective, and unbiased technology provider. We provide an objective and unbiased means to access travel inventory and integrate global data. We believe that shifting travel industry dynamics, in particular GDS ownership or affiliation with leading online travel agencies and booking engines, have made our clients reluctant to adopt non-independent third-party processing solutions.

Our Growth Strategy

We aim to capitalize on the broad industry trends that affect our travel and travel-related business, as well as act on our own insights to strengthen our market position through the following strategies:

•	Capitalize on the migration to online travel. We believe that there are significant opportunities to increase the number of transactions and our market share in the online travel agency channel. In addition, penetration and adoption of corporate online booking is increasing. Our relationships with online agency market leaders, coupled with our corporate booking technologies, have positioned us to take advantage of the migration of bookings to the online channel.

•	Grow revenues from traditional travel agencies. We believe that many traditional travel agencies will increasingly recognize that their decentralized legacy structures put them at a cost disadvantage, and that greater process efficiencies and technology will improve both service levels and margins. Our products and services will enable agencies the opportunity to benefit from reengineering and automation.

•	Continue to enhance our technology offerings. We are focused on technology innovation and the early recognition of marketplace changes to design products and services that meet the discrete needs of our client base.

•	Expand use of our data integration capabilities. We believe both purchasers and sellers of travel and travel-related products and services are searching for a single source provider to consolidate and enhance disparate data to obtain data-driven insights to make better business decisions. Our data integration capabilities provide a significant product and service expansion opportunity.

•	Pursue strategic relationships and acquisition opportunities. We intend to continue pursuing strategic relationships with leaders in travel and travel-related industries. Also, we will selectively consider acquisitions of and investments in companies that offer complementary products, services, and technologies that further develop our business or broaden the scope of our product offerings.

Our principal executive offices are located at 6 West Druid Hills Drive, Atlanta, Georgia 30329, and our telephone number is (404) 929-6100. Our web site is www.trx.com. The information contained on our web site is not incorporated by reference into and does not form any part of this prospectus.

The Offering

Common stock offered by us	3,400,000 shares

Common stock offered by the selling shareholders	3,400,000 shares

Total common stock offered	6,800,000 shares

Total common stock to be outstanding after this offering	17,656,936 shares

Use of proceeds

We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Proposed Nasdaq National Market symbol	TRXI

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering throughout this prospectus is based on the number of shares outstanding on June 30, 2005 and gives effect to the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of our common stock and the issuance of 105,259 shares of our common stock to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, both of which will occur immediately prior to the closing of this offering.

The number of shares to be outstanding after this offering excludes:

•	439,810 shares issuable upon exercise of outstanding options as of June 30, 2005 at a weighted average exercise price of $10.54 per share.

•	123,312 shares issuable upon conversion of $1,360,000 principal amount of our convertible notes that are not expected to be converted at the closing of this offering at a conversion price of $11.03 per share and 34,675 shares issuable to pay the accrued interest on such notes at June 30, 2005 if the holders of such notes choose to be paid in shares of our common stock in lieu of cash.

•	approximately 1,500,000 shares issuable upon the exercise of stock options, which are expected to be granted under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering) immediately prior to the closing of this offering, with an exercise price equal to the initial public offering price per share in this offering.

•	approximately 600,000 shares available for future issuance under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering).

•	640,285 shares of our common stock issuable upon exercise of outstanding warrants, which will be repurchased by us at a total price of $3.8 million immediately prior to the closing of this offering if the closing for this offering takes place on or before September 30, 2005.

Summary Consolidated Financial Data

The following tables set forth a summary of the consolidated financial data for our business. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The consolidated statement of operations data for each of the six-month periods ended June 30, 2005 and 2004 and the consolidated balance sheet data as of June 30, 2005 set forth below are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The consolidated statement of operations data for the fiscal years ended December 31, 2004, 2003, and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Transaction and other revenues	$59,938	$55,337	$109,398	$72,760	$65,280
Client reimbursements	2,024	1,877	4,061	1,750	1,664

Total revenues	61,962	57,214	113,459	74,510	66,944

Expenses:
Operating	38,657	35,035	73,230	43,734	41,254
Selling, general and administrative	10,227	10,783	19,885	16,023	16,169
Technology development	6,065	6,204	13,462	6,378	5,056
Client reimbursements	2,024	1,877	4,061	1,750	1,664
Restructuring	2,308	—	1,732	—	—
Depreciation and amortization	4,810	4,918	9,943	8,250	8,009

Total expenses	64,091	58,817	122,313	76,135	72,152

Operating income (loss)	(2,129)	(1,603)	(8,854)	(1,625)	(5,208)
Interest expense, net	(1,493)	(1,097)	(2,323)	(1,867)	(1,542)
Loss from equity method investments	—	—	—	(896)	(924)
Cumulative effect of change in accounting principle	—	—	—	—	(1,700)

Net loss	$(3,622)	$(2,700)	$(11,177)	$(4,388)	$(9,374)

Other Data:
Adjusted EBITDA (1)	$4,989	$3,315	$2,821	$5,729	$1,877
Non-cash stock compensation	42	292	374	690	697
Cash provided by operating activities	5,735	5,554	2,611	13,054	5,443
Capital expenditures	3,321	5,193	9,426	7,482	4,854

	As of June 30, 2005
	Actual	Pro Forma (2)	Pro Forma As Adjusted (3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,366	$5,869	$34,408
Working capital (deficit)	(27,013)	(30,349)	(1,810)
Total assets	61,936	57,439	85,978
Long-term debt, less current portion	1,995	1,995	1,995
Convertible notes, net of unamortized discount	19,495	1,360	1,360
Total shareholders’ (deficit) equity	(8,525)	6,274	34,813

(1)	EBITDA is defined as net loss before net interest expense, income tax expense, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus specific items that we believe are not indicative of our future operating performance. These items are cumulative effect of change in accounting principle, restructuring expenses and other unusual expenses. Adjusted EBITDA is not an alternative to net loss, operating loss or cash flows from operating activities as calculated and presented in accordance with accounting principles generally accepted in the U.S., or GAAP. You should not rely on Adjusted EBITDA as a substitute for any GAAP financial measure. In addition, our calculation of Adjusted EBITDA may or may not be consistent with that of other companies. We strongly urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and to not rely on any single financial measure to evaluate our business.

Adjusted EBITDA is used by our management as a financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. Management uses Adjusted EBITDA to evaluate operating performance and management decisions made during the reporting period, excluding certain items that we believe have less significance to the day-to-day performance of our business. Our internal budgets are based on Adjusted EBITDA and we use Adjusted EBITDA as one of several criteria to determine performance-based cash compensation. We also regularly communicate our Adjusted EBITDA to our current shareholders and board of directors. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as Adjusted EBITDA, to assess operating performance for companies in our industry. Adjusted EBITDA may be helpful in more clearly highlighting trends in our core businesses that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from losses financial items that have less bearing on our operating performance.

A reconciliation of net loss, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for each of the fiscal periods indicated is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Net loss	$(3,622)	$(2,700)	$(11,177)	$(4,388)	$(9,374)
Depreciation and amortization	4,810	4,918	9,943	8,250	8,009
Interest expense, net	1,493	1,097	2,323	1,867	1,542

EBITDA	2,681	3,315	1,089	5,729	177
Cumulative effect of change in accounting principle	—	—	—	—	1,700
Restructuring expenses	2,308	—	1,732	—	—

Adjusted EBITDA	$4,989	$3,315	$2,821	$5,729	$1,877

Below are the items excluded from net loss to calculate Adjusted EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

•	Depreciation and amortization expense is important for investors to consider because we use property and equipment and thus depreciation is a necessary element of our costs and our ability to generate revenue. We do not believe this expense is indicative of our core operating performance because this expense reflects the systematic allocation of historical asset values over the estimated useful lives of those assets.

•	Interest expense is important for investors to consider because it reduces the amount of funds otherwise available to invest in our business. Management views interest expense as a by-product of capital structure decisions and, therefore, is not indicative of our core operating performance.

•	The cumulative effect of a change in accounting principle was recorded during fiscal 2002 resulting from the transitional goodwill impairment test upon adoption of the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. This change in accounting principle resulted in a non-cash charge in fiscal 2002. Because we may incur costs from time to time that are not part of our core operations, any measure that excludes these costs has a material limitation. We believe this non-cash charge is not indicative of our core operating performance.

•	In late 2004, we made a strategic decision to close certain customer care facilities, including those in Paris, France; Zurich, Switzerland; and Orangeburg, South Carolina. We recorded restructuring expenses for severance, lease, transition costs and accelerated depreciation charges of $1.7 million in fiscal 2004 related to the closure of our Paris and Zurich facilities, and $2.3 million in the first half of fiscal 2005 related to the closure of our Orangeburg facility. In future periods, we expect to record immaterial revisions of estimates and approximately $30,000 per year in accretion charges associated with the discounted lease liability related to the Orangeburg facility lease. We currently do not anticipate recording additional restructuring charges other than those related to the facility closures discussed above. Because we may incur costs from time to time that are not part of our core operations, any measure that excludes these costs has a material limitation. We do not believe these costs are indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Use of Adjusted EBITDA by itself and without consideration of other measures is not an adequate measure of our performance because this measure excludes certain material items, as noted above. Management compensates for these limitations by using Adjusted EBITDA as a supplemental measure to GAAP results to provide a more complete understanding of our performance without considering other items that have less bearing on our core operating performance.

(2)	On a pro forma basis to give effect to (i) the conversion of the $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of common stock and the issuance of 105,259 shares of our common stock to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, both of which will occur immediately prior to the closing of this offering; (ii) the payment of $0.7 million to certain holders of our convertible notes to effect the conversion of the convertible notes held by such noteholders; and (iii) the repurchase by us of outstanding warrants to purchase 640,285 shares of our common stock at a total price of $3.8 million, which will occur immediately prior to the closing of this offering if the closing for this offering takes place on or before September 30, 2005.

(3)	On a pro forma as adjusted basis to adjust the pro forma balances to reflect the sale of 3,400,000 shares of common stock offered by us at an assumed initial public offering price at the midpoint of the assumed range for this offering and our receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations, or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

A substantial portion of our revenue is generated by our key clients; the loss of any of these clients would significantly reduce our revenues and our results of operations and financial condition could deteriorate due to lower revenue.

Our top five client contracts accounted for approximately 68% of our total revenues in 2004 and approximately 74% in the six months ended June 30, 2005. Entities affiliated with Expedia, Inc. accounted for approximately 53% of our revenue in 2004, including Expedia.com and Expedia.co.uk, which represented 36% and 12%, respectively, of our revenue in 2004. US Airways accounted for 11% and 17% of our revenue in 2003 and 2002, respectively. Our clients can generally terminate their agreements with us if we do not meet specified performance or other criteria. Some clients, including Expedia.com, can terminate these agreements without cause upon notice and payment of specified fees. If agreements with these or other key clients are terminated, or if we are unable to negotiate favorable renewal terms, our revenues and operating results would be significantly diminished. Our contract with US Airways terminated on October 31, 2004.

Additionally, many of our large clients prepay us for our services. Consequently, if we were to lose one or more of such prepayment arrangements, our liquidity and working capital would be reduced, which could harm our ability to grow.

We experience volatility in the volume of transactions we service; such volatility may negatively impact our ability to provide consistent services and strain our operational capabilities.

We have experienced and expect to continue to experience significant levels of volatility in the volume of travel transactions we service. This volatility is attributable to a number of factors, including travel industry conditions and promotional programs by our clients. Significant, unanticipated increases in transaction volume have strained and may continue to strain our operational capabilities, leading to higher costs and lower quality of service. In addition, we may experience significantly lower transaction volume than expected, which would lead to decreased revenues and underutilization of our resources. Our failure to address unanticipated transaction volume may decrease our profitability and harm our relationships with our clients.

We also experience volatility in the number and scope of project requests for the customization of our products and services. There can be no assurance that we will be able to accurately forecast volatility related to project requests and that we will be able to meet all client project delivery mandates in a manner satisfactory to our clients.

We also have experienced and expect to continue to experience seasonal fluctuations in our business. Business and consumer travel bookings typically decline during the fourth quarter of each calendar year. This seasonality will cause quarterly fluctuations in our operating results.

Failures of our software, hardware, and other systems could increase our operating costs, subject us to monetary damages, undermine our clients’ confidence in our reliability, and cause us to lose clients or prevent us from gaining new clients.

Delivering our services requires the successful integration and operation of a network of software, computer hardware, and telecommunications equipment. A failure of any element in this network could partially or completely disrupt our activities, which could materially adversely affect our business, financial condition or results of operations by causing us to lose clients, prevent us from gaining new clients, or result in our owing monetary damages. Third parties provide some of these elements and, accordingly, they are not within our control. In addition, this network is vulnerable to interruption from power failures, telecommunications outages, natural disasters, computer viruses, physical or electronic break-ins, and other network service outages and disruptions. The loss of one or more of our facilities or failures of our software, hardware, and other systems could result in delays, service interruptions, service errors or loss of critical data and therefore, significantly undermine our clients’ confidence in our reliability and diminish the TRX brand name. We cannot guarantee that our back-up systems or disaster recovery plans will adequately protect against such failures. These failures or other interruptions may be costly to remedy as our business interruption or other insurance may not protect us fully against any losses that may result.

Interruptions in our ability to access third-party computer systems could impair the quality of our service.

We and our clients rely on third-party computer systems, including the computerized reservation systems serving the airline industry, to make and complete travel reservations. We also rely on the compatibility of our proprietary software with these computer systems. Interruptions in our ability to access these systems or the failure of our software to interact with these systems would significantly harm our business and operating results by causing us to lose clients, preventing us from gaining new clients, or resulting in our owing monetary damages.

Failure to meet our clients’ performance expectations and to provide their customers with high quality customer service could cause us to lose clients or prevent us from gaining new clients.

Our clients expect us to maintain high levels of service quality for their businesses. In many cases, specific performance criteria such as service levels, average response time, and timely processing are included in our contracts with clients. Any failure by us to meet specified or otherwise expected performance criteria or to provide the level of service required by our clients could lead to financial penalties, the deterioration of our relationships with our clients, and a loss of credibility in the marketplace. Dissatisfied clients may choose to terminate or not renew their contracts with us or seek services from other sources. This could reduce our revenues and harm our operating results, as well as make it more difficult to attract new clients.

Our strategy of sales through distributors may not be successful.

We currently sell our products and services primarily through a network of distributors, such as American Express Travel Related Services Company, Inc., Expedia, Inc., Navigant International, Inc., and WorldTravel BTI. In many cases we must rely on the efforts of our partners to sell and implement our products and services. Expected growth may not materialize as quickly as we are anticipating or at all, or distributors may decide to discontinue this relationship with us. Additionally, poor performance by our partners could cause harm to our reputation with the end user corporations and travelers.

Our sales and implementation cycle is lengthy and variable and depends upon factors outside our control and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of employees in our clients’ organizations, and involves a significant operational decision by our clients. Moreover, a purchase decision by a potential client typically requires the approval of several senior decision makers. Our sales cycle for our larger clients is generally between six and eighteen months. Additionally, the implementation and testing of our services can take up to one year, and unexpected implementation delays and difficulties can occur. This lengthy and variable sales and implementation cycle may have a negative impact on the timing of our revenues, causing our revenues and operating results to vary significantly from period to period.

We have a history of net losses, and we cannot assure you that we will achieve or sustain profitability.

We incurred net losses of $11.2 million and $4.4 million for the years ended December 31, 2004 and 2003, respectively. We have recently incurred, or expect to incur, restructuring charges relating to the closure of some of our customer care facilities, including those in Europe and Orangeburg, South Carolina. Such charges will adversely affect our future operating results and may result in, or contribute to, operating losses in future periods. As of December 31, 2004, we had an accumulated deficit of $49.1 million. We cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis. Our results of operations will be harmed if our revenues do not increase or are insufficient for us to achieve or sustain profitability.

Failure to manage our growth, or to recruit or retain qualified employees, could reduce our revenues or net income.

Rapid expansion strains our infrastructure, management, internal controls and financial systems. We may not be able to effectively manage our present growth or any future expansion. We have recently experienced significant growth, with our transaction and other revenues for 2004 increasing 50% compared to our transaction and other revenues for 2003. This rapid growth has also strained our ability to train and integrate our new employees. Inadequate training and integration of our employees may result in inefficiencies in our workforce and may reduce our revenues or net income.

We are also heavily dependent on our employees to provide the high level of service our clients expect. If we cannot recruit and retain enough qualified and skilled employees, the growth of our business may be limited. Our ability to provide services to clients and grow our business depends, in part, on our ability to attract and retain qualified employees. If our employee turnover rate increases significantly, our recruiting and training costs could rise, and our operating efficiency and productivity could decline. We may not be able to recruit or retain the caliber of employees required to carry out essential functions at the pace necessary to sustain or grow our business.

If we are not successful in adapting to changes in technology made by the major GDSs or integrating our systems with those of alternative GDS providers that have recently emerged, we may lose clients and market share.

Most of our transaction processing originates from traditional GDSs and, in general, our current solutions are tightly integrated with the four major GDS providers. Unforeseen changes in technologies, standards or procedures at any of the GDS providers could make it difficult for us to integrate our systems. Also, recent travel industry deregulation has resulted in the emergence of alternative GDS providers. Moreover, significant volumes of travel transactions from our clients may migrate to the alternative GDS providers over time. We are currently in the process of integrating our solutions into some of the alternative GDS providers. However, there is no guarantee that our integration efforts will be successful, nor is it certain that we are focusing our integration efforts on the right partners. If we are not successful in integrating our systems with those alternative GDS providers, we may lose clients and market share.

Our ability to increase our revenues will depend upon introducing new products and services, and if the marketplace does not accept these new products and services, our revenues may not increase or may decline.

To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that satisfy increasingly sophisticated client requirements and achieve market acceptance. Products and services that we plan to market in the future are in various stages of development. Significant human and capital investment is often made to develop and launch new products and services and to discontinue old products and services. We cannot assure you that the marketplace will accept our new products and services. If our current or potential clients are not willing to switch to or adopt our new products and services, our ability to increase revenues will be significantly impaired.

We may seek to diversify our revenue streams by serving many different industry segments. If we are not successful in serving industry segments other than the travel and travel-related industries we currently serve, we may not be successful in capturing these potential revenue streams or recapturing expenditures pursuing these diversified revenue streams.

We may seek to adapt our products and services to industries other than the travel and travel-related industries on which we are currently dependent. Our ability to increase our revenues will depend on how effectively we are able to modify and enhance our software, technology and networks in the future to address the various needs of different industry segments. If we are unable to accurately anticipate the needs of industry segments other than the travel and travel-related industries we currently serve, if costs associated with serving additional industries are higher than expected, or if we are not successful in marketing our solutions to new industries, we may be unable to profitably grow our revenues.

If we fail to keep up with rapidly changing technologies, our products and services could become less competitive or obsolete.

In our business, technology changes rapidly, and there are continuous improvements and changes in computer hardware, software applications, network operating systems, programming tools, programming languages, operating systems, database technology, and communication protocols. Advances in technology may result in changing client preferences for products and services and delivery formats. If we fail to enhance our current products and develop new products in response to changes in technology, industry standards, or client preferences, our products and services could rapidly become less competitive or obsolete.

We face significant competition in the markets we serve.

We have different competitors in each category of services that we offer. The market for transaction processing for the travel industry is new and continues to evolve as more agencies and suppliers look to outsource these processes. Currently, the marketplace for transaction processing services for the travel industry is comprised primarily of in-house solutions and operations residing mostly on legacy systems at travel agencies. All of the GDSs provide their own booking solutions. Our competition comes from, or is anticipated to come from, the following sources:

•	in-house operations of prospective or existing clients;

•	traditional travel service providers including travel agencies;

•	operators of reservation systems;

•	information technology service firms building customized solutions;

•	teleservice companies introducing online customer support capabilities;

•	enterprise software companies adding travel management functionality to their products; and

•	other outsourced providers, including providers of customer care products and services.

Innovations in technology have increased the ability of travel suppliers to distribute their travel products and services directly to businesses and consumers. As travel suppliers focus increasingly on direct distribution, new travel processing services competitors may emerge that offer greater flexibility, accuracy, reliability, speed of service, or price. In addition, as travel agencies, travel specific websites and corporate travel management companies expand their size and financial resources through consolidation, they may combine existing businesses or create new businesses that compete directly with us. Additionally, increased consolidation means that we have fewer new client prospects or could cause us to lose clients.

The data integration services we offer are substantially tied to travel and travel-related processes. We compete against many of the traditional providers in this category. Companies offering such services include Ascential Software Corporation, which is being acquired by International Business Machines Corporation, Informatica Corporation, and SAS Institute Inc.

As the market for both data processing and data integration grows, we believe a number of companies will increase their efforts to develop products and services that will compete with ours. It is also possible that new competitors or alliances among our competitors and potential clients may emerge and rapidly acquire significant market share. Moreover, our current and future competitors may have significantly greater financial, marketing and other resources than we have. If we are unable to effectively respond to market and competitive pressures, we may lose clients and market share, which could decrease our revenues or margins.

We could be required to pay damages due to errors, such as errors made in ticketing or fare loading processes.

We depend in part on manual programming, input of travel policies and restrictions, loading of fares, and other data used in connection with the delivery of our products and services to our clients. Human errors, miscommunication and other factors could lead to errors made in ticketing, fare loading or other processes that result in tickets being issued at incorrect prices or agency commissions being miscalculated. Such errors on our part have led to, and could lead to, claims against us and payments by us for damages.

Our international operations subject us to additional business risks that may reduce our profitability or revenues.

A significant part of our business is conducted outside of the U.S. During the fiscal year ended December 31, 2004, we received approximately 27% of our revenue from Europe-based clients. We incur costs in the United Kingdom, Germany and India. We plan to continue to pursue opportunities abroad. For example, we purchased the remaining interests in our European joint ventures in January 2004 to better serve our clients globally. As a result, our future operating results could be negatively affected by a variety of factors, many of which are beyond our control. The risks and potential costs of our international operations include:

•	political and economic instability;

•	changes in regulatory requirements and policy and the adoption of laws detrimental to our operations, such as legislation relating to trade protection, and restrictions on pricing and privacy;

•	negative impact of currency exchange rate fluctuations;

•	potentially adverse tax consequences;

•	increased restrictions on the repatriation of funds;

•	general economic conditions in international markets;

•	labor laws and restrictions;

•	staffing key management positions;

•	cultural differences;

•	negative impact of wage rate increases and other costs subject to inflation;

•	nationalization; and

•	foreign tax and other laws.

These risks may adversely affect our ability to conduct and grow business internationally, which could cause us to increase expenditures and costs, decrease our revenue growth or both.

Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could increase our operating expenses and decrease our operating margins.

A portion of our costs and revenues are denominated in non-U.S. currencies, such as the euro, British pound sterling, Swiss franc and Indian rupee. We also have debt denominated in the British pound sterling and the Swiss franc. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our operating expenses and operating margins and could result in exchange losses. We currently do not hedge our exposure to currency fluctuation risks. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted.

A significant portion of our assets consists of goodwill, and any changes in strategy or market or other conditions or the continuation of net losses could result in an impairment of our goodwill, which would lead to a decrease in our assets and reduction in our net income or increase in our net losses.

Approximately 35% of our assets consisted of goodwill as of June 30, 2005. We test our goodwill for impairment annually on September 30, or whenever events or changes in circumstances indicate an impairment may have occurred, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” If a test of our goodwill for impairment indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. We completed our initial impairment test in 2002, which resulted in an impairment to goodwill of $1.7 million for fiscal 2002. Should changes in our business strategy occur, should market or other conditions adversely affect our business, should changes in laws or regulations adversely affect our business, or should our net losses continue, we may be forced to record an impairment charge, which would lead to a decrease in our assets and reduction in our net income or increase in our net losses.

If we are not able to adequately protect our intellectual property rights, our competitors may be able to duplicate our services.

We rely in part upon our proprietary technology to conduct our business. Our failure to adequately protect our intellectual property rights could harm our business by making it easier for our competitors to duplicate our services. We currently have no issued patents but have filed a provisional patent application. We primarily rely on a combination of copyrights, trade secrets, confidential procedures and contractual provisions to protect our technology. Despite these protections, it may be possible for unauthorized parties to copy, obtain or use portions of our proprietary technology. We have also obtained trademark registrations for some of our brand names, and our marketing materials are copyright protected, but these protections may not be adequate.

We cannot be certain that third parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar proprietary information. Any infringement, misappropriation or independent development could harm our future financial results. In addition, effective protection of intellectual property rights may not be available in every country where we provide services. We may, at times, have to incur significant legal costs and spend time defending our intellectual property rights. Any defensive efforts, whether successful or not, would divert both time and resources from the operation and growth of our business.

There is also significant uncertainty regarding the applicability to the Internet of existing laws regarding matters such as property ownership, copyrights and other intellectual property rights. Legislatures adopted the vast majority of these laws prior to the advent of the Internet, and as a result, these laws do not contemplate or address the unique issues of the Internet and related technologies. We cannot be sure what laws and regulations may ultimately affect our business or intellectual property rights.

Others may assert that our technology infringes their intellectual property rights.

We may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are too costly, our operating results may suffer either from reductions in revenues through our inability to serve clients or from increases in costs to license third-party technology.

If any breaches or compromises to the security systems of our databases occur, including theft of our customers’ personal information, our reputation could suffer, our customers may not be willing to use our products and services, and we may have difficulty attracting new customers.

If the security systems of our databases are breached or compromised in any way, our business and operations could be harmed. Our collection and processing of travel transactions through our RESX, SELEX, TRANXACT, and CORREX products, and enhancement of data through our DATATRAX product require us to receive and store personally identifiable data, such as names and addresses, credit card information and transaction history records. Any breaches of the security systems of our databases could result in the theft of personal confidential information of our customers or other modification of our records. We have had minor incidents of security breaches by former employees which led to the theft of confidential information. If any breaches or compromises to the security systems of our databases were to occur, customers may be deterred from using our products and services, our reputation may be harmed, we may be exposed to liability, and we may incur increased costs relating to any liability.

The terms of our senior secured revolving credit facility may limit our ability to grow.

Our senior secured revolving credit facility may restrict our ability to take specific actions, even if such actions may be in our best interest. These restrictions limit our ability to, among other things, make advances to our European operations, make acquisitions, make capital expenditures, incur additional debt and pay dividends. Under the facility, we are subject to maintenance of certain minimum consolidated EBITDA (as defined in the facility), ranging from $7.4 million for the eight months ended August 31, 2005 to $15.0 million for the twelve months ended August 31, 2006, and a maximum consolidated senior leverage ratio (as defined in the facility) of 2 to 1 through December 30, 2005 and 1 to 1 from December 31, 2005 to August 31, 2006. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in our being required to repay any borrowings, of which we have none as of June 30, 2005, before their due date. In addition, these covenants and restrictions may limit our future growth opportunities.

We may be unsuccessful in pursuing and integrating business combinations and strategic alliances, which could result in increased expenditures or cause us to fail to achieve anticipated cost savings or revenue growth.

We regularly evaluate potential business combinations and growth opportunities and may pursue acquisitions of other companies or technologies in the future in order to maintain and grow revenues and increase our market position. We may not be successful in identifying suitable acquisition candidates or may not be able to obtain financing on acceptable terms for such business combinations or strategic alliances. Even if we are able to complete these types of business transactions, we may face additional risks, including:

•	difficulties in integrating or assimilating acquired operations, technology and personnel;

•	diversion of management’s attention from other business concerns and market developments;

•	loss of key management and technical personnel from acquired businesses;

•	impairment of relationships with existing clients, employees and business partners; and

•	expenses associated with amortization of acquired intangible assets and other expenses associated with a change in control.

If we are unable to successfully pursue and integrate business combinations and strategic alliances, our financial condition and results of operations may be materially adversely affected due to the increased expenditures or our failure to achieve anticipated cost savings or revenue growth.

Risks Related to Our Industry

We are currently dependent on the travel industry, and declines or disruptions in the travel industry could reduce our revenues.

We rely in large part on the health and growth of the travel industry. Travel is highly sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our revenues. These may include:

•	price escalation in the airline industry or other travel-related industries due to increased fuel costs or other factors;

•	financial instability of clients;

•	occurrence of travel-related accidents and concerns about passenger convenience and safety;

•	airline or other travel-related strikes;

•	advances in business technology and communication, such as videoconferencing and online teleconferencing;

•	a slowdown in the growth of the adoption of online travel;

•	political instability, regional hostilities, terrorism, natural disasters and governmental terror warnings;

•	health-related fears; and

•	bad weather.

In addition, our clients may seek reduced prices for our services in response to changing fare and commission structures and other travel industry conditions.

Acts of terrorism and war could have an adverse effect on the travel industry, which in turn could adversely affect our business due to the possible decrease in new travel bookings.

Travel is sensitive to safety and security concerns, and thus declines after occurrences of and fears of future incidents of terrorism and hostilities that affect the safety, security and confidence of travelers. For example, the start of the war in Iraq in March 2003 and the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in the cancellation of a significant number of flights and travel bookings and a decrease in new travel bookings. Future revenues may be reduced by similar and/or other acts of terrorism or war. The effects of these events could include, among other things, a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism, military and governmental responses to acts of terrorism and a perceived inconvenience in traveling by air and increased costs and reduced operations by airlines due, in part, to new safety and security directives adopted by the Federal Aviation Administration or other governmental agencies.

Travel industry and travel-related industry participants may choose not to adopt outsourcing or may otherwise be precluded from adopting outsourcing.

Our business depends in significant part on the continued adoption by travel industry participants of the outsourcing of transaction processing and data integration services and by travel-related industry participants of the outsourcing of data integration services as a means to achieve cost savings and enhanced customer service. There is no guarantee that our services will lower the costs of our clients’ businesses or improve customer service. If these cost savings or customer service improvements do not occur, we may not be able to retain clients or attract new clients.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Our collection and processing of travel transactions through our RESX, SELEX, TRANXACT, and CORREX products and our consolidation, extraction, and enhancement of data through our DATATRAX product require us to receive and store a large volume of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions, including the European Union through the Data Protection Directive, and variations of this directive in legislation enacted by member states of the European Union. Such laws typically protect the privacy of personal data that is collected, processed and transmitted in or from these jurisdictions. Our business, financial condition and results of operations could be adversely affected if the laws and regulations are expanded, implemented or interpreted to require changes to our business practices and methods of data collection.

In the U.S., government agencies have recently discussed and developed initiatives to increase airline security, including the Transportation Security Administration’s Computer-Assisted Passenger Prescreening System and its successors. These government initiatives could change the way we handle data and may result in conflicting legal requirements in the various jurisdictions in which we operate.

As personal and legal issues relating to privacy and data protection become more sensitive, we may become exposed to potential liabilities with respect to the data we collect, manage and process, and may incur legal costs if our or our vendors’ established information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, financial condition, and results of operations due to the costs and negative market reaction to such developments.

Regulatory requirements and regulatory changes may impose burdens on our business.

The laws and regulations applicable to the travel and financial services industries affect us and our clients. We must comply with laws and regulations relating to the sale and fulfillment of travel services and the financial services industry. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our clients and reservation systems providers.

We must also comply with laws and regulations applicable to online commerce and businesses in general. Currently, few laws and regulations directly apply to the Internet and commercial online services. Moreover, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of operations.

Risks Related to the Offering

Our existing shareholders will exercise significant influence over all matters requiring a shareholder vote.

Upon the completion of this offering, our management and principal shareholders will control approximately 60.7% of our outstanding shares of common stock, including approximately 53.1% of our outstanding shares of common stock controlled by BCD Technology, S.A., a subsidiary of BCD Holdings N.V., a Dutch transportation and financial services holding company. If all of these shareholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. For instance, these shareholders will be able to control the outcome of all shareholder votes, including votes concerning director elections, articles of incorporation and bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions. In addition, these shareholders, especially BCD Technology, S.A., will be able to, directly or indirectly, influence our business decisions, including our ability to provide independent, unbiased and objective service to our clients. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent shareholders from receiving a premium over the market price for their shares of our common stock.

Additionally, we intend to amend our articles of incorporation effective upon completion of this offering to provide that in the event we desire to adopt:

•	a shareholder rights plan or similar plan providing for the issuance of rights, options, warrants or other securities based upon a person or entity becoming the owner of a specified amount of our securities or

•	adopt rules provided under Georgia law related to anti-takeover protection (i.e., interested shareholder transactions and fair price provisions),

then, so long as BCD Technology, S.A. and its affiliates own, in the aggregate, 25% or more of our voting stock and BCD Technology, S.A. does not consent to such adoption, all of the members of the board of directors must consent to such adoption.

There has been no prior public market for our common stock and our common stock price may be volatile.

Before this offering, there has been no public market for our common stock. Although we expect our common stock to be quoted on the Nasdaq National Market, an active trading market for our shares may not develop or be sustained following this offering. Purchasers in this offering may not be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price will be determined through negotiations among us, selling shareholders, and the underwriters and may not be indicative of the market price for these shares following this offering.

Additionally, the market price for our common stock is likely to be highly volatile and is likely to experience wide fluctuations in response to factors including the following:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the online commerce or travel industries or other industries we serve;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

•	potential litigation.

Broad market and industry factors may put downward pressure on the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and would adversely affect our stock price.

If we fail to meet the expectations of public market analysts or investors, the market price of our common stock may decline.

Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future based on seasonal fluctuations in demand for travel services and other factors. You should not rely upon period-to-period comparisons of our results of operations as indicators of future performance. Our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations may result in a decrease in the market price of our common stock.

We may need additional capital in the future, and it may not be available on acceptable terms.

We may require more capital in the future to, among other things:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our operations;

•	enhance and expand the range of services we offer; and

•	respond to competitive pressures from GDSs and other travel suppliers and to pursue potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better or an expanded range of services.

Our management has broad discretion over how to use the proceeds of this offering, and we may not use the proceeds in ways that enhance shareholder value or help our business succeed.

We estimate that our net proceeds from this offering will be approximately $28.5 million, at an assumed initial public offering price at the midpoint of the assumed range for this offering and after deducting the underwriting discounts and commissions and our estimated offering expenses. We plan to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. Our use of these proceeds will be in the discretion of our management. Our management could spend the proceeds in ways that our shareholders may not agree with or that do not yield a favorable return.

Substantial sales of our common stock after this offering could cause our stock price to fall.

Most of our outstanding shares are currently restricted from resale, but some may be sold into the market in the near future. Sales of these shares into the market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately following this offering, we will have outstanding 17,656,936 shares of common stock. This includes the 3,400,000 shares we are selling in this offering. We expect that shareholders may resell shares sold in this offering in the public market immediately.

BCD Technology, S.A., Hogg Robinson Holdings B.V., Sabre Investments, Inc., our directors, officers and other shareholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them, subject to limited exceptions, for a period of 180 days after the date of this prospectus subject to extension upon the occurrence of certain events, without the prior written consent of Credit Suisse First Boston LLC. Upon completion of this offering, all of the shares owned by our existing shareholders will be eligible for resale, subject to Rule 144, after the expiration of the lock-up period. In addition, Credit Suisse First Boston LLC, on behalf of the underwriters, may release these shareholders from their lock-up agreements at any time and without notice, which would allow for earlier sale of shares in the public market.

You will suffer immediate and substantial dilution in the book value of your investment.

We expect that the initial public offering price per share will significantly exceed our pro forma net tangible book value per share. If we were to liquidate immediately after this offering, investors purchasing shares in this offering would receive a per share amount of tangible assets net of liabilities that would be less than the initial public offering price per share. Giving effect to the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares and the issuance of 105,259 shares to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, investors purchasing shares in this offering will suffer immediate dilution of $8.77 from their per share investment.

Conversion of our convertible notes, exercise of our outstanding options, exercise of our outstanding warrants, and any offering by us of additional shares could reduce our share price and dilute the ownership interest of investors purchasing shares in this offering.

The conversion of some or all of our convertible notes, the exercise of some or all of our outstanding options, the exercise of some or all of our outstanding warrants, or any offering by us of additional shares will dilute the ownership interest of investors purchasing shares in this offering. Any sales in the public market of shares received upon such conversion, exercise or offering could affect prevailing market prices of our common stock.

Recently enacted and proposed changes in securities laws and regulations will increase our costs.

Following this offering, we will be a public company subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. We will be required, among other things, to file annual, quarterly and current reports relating to our business, financial condition, results of operations and cash flows. The preparation and filing of such reports will result in increased legal and accounting expenses and may strain our resources. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in some of our corporate governance and accounting practices. In addition, the Nasdaq National Market has promulgated a number of revised listing regulations. We expect that these laws, rules and regulations will also increase our legal and financial compliance costs and may make some activities more difficult, time consuming and costly. In addition, these laws, rules and regulations are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new laws, rules and regulations could also make it more difficult and costly for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We may be exposed to potential risks resulting from new requirements that we evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

After this offering, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to (1) management’s assessment of internal controls over financial reporting and (2) the effectiveness of our internal control over financial reporting. Our first management assessment is due to be filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. We may not be able to assess our current internal controls and comply with these requirements in due time. If we are able to proceed with a complete assessment in a timely manner, we may identify deficiencies which we may not be able to remediate, may identify deficiencies which will demand significant resources to remediate or may be unable to identify deficiencies at all. In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports, our business reputation could be harmed, investors could lose confidence in our reported financial information and the trading price of the common stock offered hereby could drop significantly. Our compliance with the Sarbanes-Oxley Act of 2002 may require significant expenses and management resources that would need to be diverted from our other operations and could require a restructuring of our internal financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide a discussion of the most significant risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering at an assumed initial public offering price at the midpoint of the assumed range for this offering will be $28.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

The primary purposes of the offering are to create a public market for our common stock, to obtain additional equity capital and to facilitate future access to the public markets. We will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, although we currently have no specific acquisitions planned. Pending its use, we intend to invest the net proceeds in short-term investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payments of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects, and any other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of common stock and the issuance of 105,259 shares of our common stock to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, both of which will occur immediately prior to the closing of this offering; (ii) the payment of $0.7 million to certain holders of our convertible notes to effect the conversion of the convertible notes held by such noteholders; and (iii) the repurchase by us of outstanding warrants to purchase 640,285 shares of our common stock at a total price of $3.8 million which will occur immediately prior to the closing of this offering if the closing for this offering takes place on or before September 30, 2005; and

•	on a pro forma as adjusted basis to reflect the sale of 3,400,000 shares of common stock by us at an assumed initial offering price at the midpoint of the assumed range for this offering and our receipt of the net proceeds from this offering of $28.5 million, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

This table should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$10,366	$5,869	$34,408

Long-term debt, less current portion	1,995	1,995	1,995

Convertible notes, net of unamortized discount	19,495	1,360	1,360
Shareholders’ (deficit) equity:
Common stock, $0.01 par value per share; 100,000,000 shares authorized; 12,649,283 shares issued and 12,461,752 shares outstanding, actual; 14,444,467 shares issued and 14,256,936 shares outstanding, pro forma; and 17,844,467 shares issued and 17,656,936 shares outstanding, pro forma as adjusted (1)	126	144	178
Additional paid-in capital (2)	45,806	63,324	91,829
Treasury stock, at cost; 187,531 shares	(2,294)	(2,294)	(2,294)
Deferred compensation	(71)	(71)	(71)
Cumulative translation adjustment	655	655	655
Accumulated deficit (2)(3)	(52,747)	(55,484)	(55,484)

Total shareholders’ (deficit) equity	(8,525)	6,274	34,813

Total capitalization	$12,965	$9,629	$38,168

(1)	The outstanding share information excludes:

•	439,810 shares issuable upon exercise of outstanding options at a weighted average exercise price of $10.54 per share as of June 30, 2005.

•	123,312 shares issuable upon conversion of $1,360,000 principal amount of our convertible notes that are not expected to be converted at the closing of this offering at a conversion price of $11.03 per share and 34,675 shares issuable to pay the accrued interest on such notes as of June 30, 2005 if the holders of such notes choose to be paid in shares of our common stock in lieu of cash.

•	approximately 1,500,000 shares issuable upon the exercise of stock options, which are expected to be granted under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering) immediately prior to the closing of this offering, with an exercise price equal to the initial public offering price per share in this offering.

•	approximately 600,000 shares available for future issuance under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering).

(2)	The repurchase by us of outstanding warrants to purchase 640,285 shares of our common stock will be at a total price of $3.8 million. The fair value of these warrants approximated $1.8 million and, to effect the conversion of the convertible notes held by the warrantholder, we amended the warrant purchase agreement on September 22, 2005 to increase the price of the warrants by $2.0 million, if the closing of this offering takes place on or before September 30, 2005. Accordingly, the original $1.8 million purchase price will be accounted for as a reduction of additional paid-in-capital and the remaining $2.0 million will be accounted for as a charge to earnings immediately prior to the closing of this offering.

(3)	We have entered into agreements, dated September 22, 2005, with certain holders of our convertible notes pursuant to which we will pay these noteholders $0.7 million to effect the conversion of the convertible notes held by such noteholders. Accordingly, the $0.7 million will be accounted for as a charge to earnings immediately prior to the closing of this offering.

DILUTION

As of June 30, 2005, our pro forma net tangible book value (deficit) was approximately $(15.7) million or $(1.10) per share of common stock. Pro forma net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities by the number of shares of common stock outstanding after giving effect to (i) the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of common stock and the issuance of 105,259 shares of our common stock to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, both of which will occur immediately prior to the closing of this offering; (ii) the payment of $0.7 million to certain holders of our convertible notes to effect the conversion of the convertible notes held by such noteholders; and (iii) the repurchase by us of outstanding warrants to purchase 640,285 shares of our common stock at a total price of $3.8 million, which will occur immediately prior to the closing of this offering if the closing for this offering takes place on or prior to September 30, 2005. After giving effect to our receipt of the net proceeds from our sale of 3,400,000 shares of common stock offered hereby at an assumed offering price at the midpoint of the assumed range for this offering, the adjusted pro forma net tangible book value at June 30, 2005 would have been approximately $12.8 million or $0.73 per share. This represents an immediate increase in pro forma net tangible book value of $1.83 per share to our existing shareholders and an immediate dilution of $8.77 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.50
Pro forma net tangible book value (deficit) per share before this offering as of June 30, 2005	$(1.10)
Increase in pro forma net tangible book value per share attributable to new investors	1.83

Pro forma net tangible book value per share after this offering		0.73

Dilution per share to new investors in this offering		$8.77

The following table summarizes, as of June 30, 2005, on the pro forma basis described above, the differences between the number and percentage of shares of common stock issued to our existing shareholders and new investors purchasing shares of common stock in this offering at an assumed initial public offering price at the midpoint of the assumed range for this offering, as well as the aggregate consideration and the average price per share paid by them:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	14,256,936	80.7%	$59,728,706	64.9%	$4.19
New investors	3,400,000	19.3	32,300,000	35.1	$9.50

Total	17,656,936	100.0%	$92,028,706	100.0%	$5.21

Sales of 3,400,000 shares of common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to 10,856,936 or approximately 61% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 6,800,000, or approximately 39% of the total shares of common stock outstanding after this offering. If the underwriters exercise their over-allotment option in full, the shares held by existing shareholders will further decrease to 9,836,936, or 56% of the total shares of common stock outstanding, and the number of shares held by new investors will further increase to 7,820,000, or 44% of the total shares of common stock outstanding.

The preceding tables assume no issuance of shares of common stock under our stock incentive plans after June 30, 2005. In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

•	439,810 shares issuable upon exercise of outstanding options at a weighted average exercise price of $10.54 per share as of June 30, 2005.

•	123,312 shares issuable upon conversion of $1,360,000 principal amount of our convertible notes that are not expected to be converted at the closing of this offering at a conversion price of $11.03 per share and 34,675 shares issuable to pay the accrued interest on such notes as of June 30, 2005 if the holders of such notes choose to be paid in shares of our common stock in lieu of cash.

•	approximately 1,500,000 shares issuable upon the exercise of the stock options, which are expected to be granted under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering) immediately prior to the closing of this offering, with an exercise price equal to the initial public offering price per share in this offering.

•	approximately 600,000 shares available for future issuance under the TRX, Inc. Omnibus Incentive Plan (to be effective upon the closing of this offering).

To the extent any of these options are exercised or convertible notes are converted, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations and other data for each of the six-month periods ended June 30, 2005 and 2004 and the consolidated balance sheet data as of June 30, 2005 set forth below are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations and other data for the fiscal years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2002 is derived from audited consolidated financial statements not included in this prospectus.

The consolidated statement of operations and other data for the fiscal years ended December 31, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2001 and 2000 are derived from unaudited consolidated financial statements not included herein. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The historical results are not necessarily indicative of results to be expected for any future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenues:
Transaction and other revenues	$59,938	$55,337	$109,398	$72,760	$65,280	$66,464	$58,279
Client reimbursements	2,024	1,877	4,061	1,750	1,664	2,323	4,925

Total revenues	61,962	57,214	113,459	74,510	66,944	68,787	63,204

Expenses:
Operating	38,657	35,035	73,230	43,734	41,254	45,073	41,038
Selling, general and administrative	10,227	10,783	19,885	16,023	16,169	16,296	15,909
Technology development	6,065	6,204	13,462	6,378	5,056	5,269	6,051
Client reimbursements	2,024	1,877	4,061	1,750	1,664	2,323	4,925
Restructuring and other	2,308	—	1,732	—	—	533	915
Depreciation and amortization	4,810	4,918	9,943	8,250	8,009	7,999	4,337

Total expenses	64,091	58,817	122,313	76,135	72,152	77,493	73,175

Operating income (loss)	(2,129)	(1,603)	(8,854)	(1,625)	(5,208)	(8,706)	(9,971)
Interest expense, net	(1,493)	(1,097)	(2,323)	(1,867)	(1,542)	(708)	(1,466)
Loss from equity method investments	—	—	—	(896)	(924)	(1,946)	(635)
Cumulative effect of change in accounting principle	—	—	—	—	(1,700)	—	—

Net loss	$(3,622)	$(2,700)	$(11,177)	$(4,388)	$(9,374)	$(11,360)	$(12,072)

Basic and diluted net loss per share	(0.29)	(0.22)	$(0.91)	$(0.38)	$(0.82)	$(0.99)	$(1.30)

Basic and diluted weighted average shares outstanding	12,462	12,022	12,248	11,482	11,481	11,491	9,270

Other Data:
Adjusted EBITDA (1)	$4,989	$3,315	$2,821	$5,729	$1,877	$(2,120)	$(5,354)
Non-cash stock compensation	42	292	374	690	697	807	502
Cash provided by (used in) operating activities	5,735	5,554	2,611	13,054	5,443	922	(947)
Capital expenditures	3,321	5,193	9,426	7,482	4,854	5,189	16,237

	As of June 30, 2005	As of December 31,
		2004	2003	2002	2001	2000
		(in thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$(27,013)	$(24,894)	$(1,100)	$(2,091)	$4,059	$(7,733)
Total assets	61,936	66,366	44,241	36,563	43,707	45,848
Long-term debt, less current portion	1,995	4,583	166	188	2,618	800
Convertible notes, net of unamortized discount	19,495	19,317	18,960	18,604	18,248	42
Total shareholders’ equity (deficit)	(8,525)	(6,699)	(1,065)	(297)	8,295	18,626

(1)	EBITDA is defined as net loss before net interest expense, income tax expense, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus specific items that we believe are not indicative of our future operating performance. These items are cumulative effect of change in accounting principle, restructuring expenses and other unusual expenses. Adjusted EBITDA is not an alternative to net loss, operating loss or cash flows from operating activities as calculated and presented in accordance with accounting principles generally accepted in the U.S., or GAAP. You should not rely on Adjusted EBITDA as a substitute for any GAAP financial measure. In addition, our calculation of Adjusted EBITDA may or may not be consistent with that of other companies. We strongly urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and to not rely on any single financial measure to evaluate our business.

Adjusted EBITDA is used by our management as a financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. Management uses Adjusted EBITDA to evaluate operating performance and management decisions made during the reporting period, excluding certain items that we believe have less significance to the day-to-day performance of our business. Our internal budgets are based on Adjusted EBITDA and we use Adjusted EBITDA as one of several criteria to determine performance-based cash compensation. We also regularly communicate our Adjusted EBITDA to our current shareholders and board of directors. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as Adjusted EBITDA, to assess operating performance for companies in our industry. Adjusted EBITDA may be helpful in more clearly highlighting trends in our core businesses that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from losses financial items that have less bearing on our operating performance.

A reconciliation of net loss, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for each of the fiscal periods indicated is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands)
Net loss	$(3,622)	$(2,700)	$(11,177)	$(4,388)	$(9,374)	$(11,360)	$(12,072)
Depreciation and amortization	4,810	4,918	9,943	8,250	8,009	7,999	4,337
Interest expense, net	1,493	1,097	2,323	1,867	1,542	708	1,466

EBITDA	2,681	3,315	1,089	5,729	177	(2,653)	(6,269)
Cumulative effect of change in accounting principle	—	—	—	—	1,700	—	—
Restructuring expenses	2,308	—	1,732	—	—	—	—
Other unusual expenses	—	—	—	—	—	533	915

Adjusted EBITDA	$4,989	$3,315	$2,821	$5,729	$1,877	$(2,120)	$(5,354)

Below are the items excluded from net loss to calculate Adjusted EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

•	Depreciation and amortization expense is important for investors to consider because we use property and equipment and thus depreciation is a necessary element of our costs and our ability to generate revenue. We do not believe this expense is indicative of our core operating performance because this expense reflects the systematic allocation of historical asset values over the estimated useful lives of those assets.

•	Interest expense is important for investors to consider because it reduces the amount of funds otherwise available to invest in our business. Management views interest expense as a by-product of capital structure decisions and, therefore, is not indicative of our core operating performance.

•	The cumulative effect of a change in accounting principle was recorded during fiscal 2002 resulting from the transitional goodwill impairment test upon adoption of the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. This change in accounting principle resulted in a non-cash charge in fiscal 2002. Because we may incur costs from time to time that are not part of our core operations, any measure that excludes these costs has a material limitation. We believe this non-cash charge is not indicative of our core operating performance.

•	In late 2004, we made a strategic decision to close certain customer care facilities, including those in Paris, France; Zurich, Switzerland; and Orangeburg, South Carolina. We recorded restructuring expenses for severance, lease, transition costs and accelerated depreciation charges of $1.7 million in fiscal 2004 related to the closure of our Paris and Zurich facilities, and $2.3 million in the first half of fiscal 2005 related to the closure of our Orangeburg facility. In future periods, we expect immaterial revisions of estimates and approximately $30,000 per year in accretion charges associated with the discounted lease liability related to the Orangeburg facility lease. We currently do not anticipate recording additional restructuring charges other than those related to the facility closures discussed above. Because we may incur costs from time to time that are not part of our core operations, any measure that excludes these costs has a material limitation. We do not believe these costs are indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	We recorded a $0.5 million expense in fiscal 2001 related to an abandonment of a lease for a call center in Milton, Florida as a result of an expectation of decreased call volume due in part to the events of September 11, 2001, and a $0.9 million expense in fiscal 2000 related to a withdrawn equity offering. Because we may incur costs from time to time that are not part of our core operations, any measure that excludes these costs has a material limitation. We do not believe these costs are relevant to an understanding of our core operating performance.

Use of Adjusted EBITDA by itself and without consideration of other measures is not an adequate measure of our performance because this measure excludes certain material items, as noted above. Management compensates for these limitations by using Adjusted EBITDA as a supplemental measure to GAAP results to provide a more complete understanding of our performance without considering other items that have less bearing on our core operating performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those anticipated events or results as a result of various factors, including, but not limited to, the “Risk Factors” discussed elsewhere in this prospectus.

Overview

We are a leading, independent provider of transaction processing and data integration services to the global travel industry, based on the dollar value of air travel processed in 2004. We also serve clients in other industries involved with or affected by travel-related processes, such as credit card issuers. We provide a comprehensive service offering through hosted technology applications, generally under long-term services contracts.

We are focused on transaction-based revenue from transaction processing and data integration services that provide economies of scale to our clients and us. These transactions are an integral part of our clients’ daily operations. Transaction levels, and thus revenues, fluctuate with our clients’ business levels, which are impacted by market changes and seasonality. We supplement our transaction-based revenue with short-term projects to implement, customize or enhance our service delivery.

A significant portion of our revenue is derived from long-term contracts with several large clients. Our largest client, Expedia.com, accounted for 36% of our revenues in 2004. Expedia.com has been a client since its launch in 1996, and our current contract with them continues through 2010. Our contract with US Airways terminated in October 2004. We do not believe the impact on our 2005 revenues will be material due to revenue growth from other clients. Our scale and process-reengineering expertise has allowed us to reduce our costs in several areas when measured on a per transaction basis. We have established pricing models that provide volume-based discounts to share scale efficiencies with our clients to ensure long-term, mutually-beneficial relationships. As a result, our average revenue per transaction has generally declined over the last few years.

Our historical business mix contained significant revenue from customer care operations, which accounted for approximately 30% of our transaction and other revenues in 2004. In late 2004, we made a strategic decision to gradually transition away from this type of lower-margin, labor-intensive business and to close some of our customer care facilities, including those in Paris, France; Zurich, Switzerland; and Orangeburg, South Carolina. During 2005, we expect our customer care revenues to decrease as compared to 2004.

Industry factors impacting our operating results include the channel shifts toward online bookings and direct distribution, use of corporate credit cards, airline seat capacity, changing and increasing access methods to reach supplier inventory, supplier commission rates, GDS incentive levels, and overall economic conditions. Our estimates of future results are primarily affected by assumptions of transaction volumes, pricing levels, our ability to efficiently scale with our clients, and client retention and acquisition. These anticipated results may be impacted by seasonality of the travel industry and credit card volumes related to travel. Management uses various key indicators to manage the business, including volume growth, revenue growth, Adjusted EBITDA, Adjusted EBITDA margin, capital expenditure levels, and free cash flow.

For the year ended December 31, 2004, we recognized revenue of $113.5 million, of which $30.3 million was generated outside the United States. For additional information regarding revenue and long-lived assets related to the geographic areas in which we do business, see Note 2 to the Consolidated Financial Statements included elsewhere in this prospectus.

Sources of Revenue

We principally operate a transaction-based business model under long-term contracts using hosted technology applications. Transaction and other revenues are derived from three principal service offerings:

•	Transaction Processing: We generate transaction processing revenue from service and processing fees based primarily on the number of data records we process.

•	Data Integration: We generate data integration revenue from service and processing fees based primarily on the number of data records we consolidate, the number of users accessing the data, the number of sources from which we receive data, and the frequency of data submissions.

•	Customer Care: We generate customer care revenue from service fees based primarily on the number or length of telephone calls answered or the number of email responses delivered.

Transaction-based revenues are recognized when we perform the services. In connection with providing transaction processing and data integration services, we generate revenues from short-term projects to customize or enhance service delivery. Revenue generated from short-term project work is recognized as the services are performed, which is generally when billed. Revenue from implementation or set-up fees is recognized over the life of the client contract.

Client reimbursements reflect pass-through items, primarily voice and data costs and items such as ticket envelopes that we bill to our clients at cost. In the future, if our clients decide to pay these items directly, our client reimbursement revenue and client reimbursement expense will decrease accordingly.

Historically, we have experienced sales cycles of six to eighteen months with respect to several of our larger clients. Additionally, the implementation of our services can take up to one year depending on the size and complexity of the service offering and the speed at which our clients implement the service offering to their customer base.

Costs

Our expenses include operating, selling, general and administrative, technology development, and depreciation and amortization.

Operating expenses include salaries, benefits, and related overhead of personnel directly and indirectly supporting service delivery. Personnel indirectly supporting service delivery include information technology, client services, training, and business integration personnel. Operating expenses also include communication costs, technology hosting, and processing errors. Operating expenses are impacted by our revenue mix with customer care services generally having higher operating expenses as a percentage of revenue due to the labor-intensive nature of providing customer care services. As we reduce the percentage of customer care revenues as a percentage of total transaction and other revenues, we expect operating expenses as a percentage of transaction and other revenues to decrease, although this trend is not yet evident in the six months ended June 30, 2005 due in part to the fact that in late 2004 we effected the migration of a significant portion of our server infrastructure from an internal data center to a third party hosting provider and we have experienced what we believe are short term increases in operating expenses during 2005 related to this migration, as discussed in “Comparison of Six Months Ended June 30, 2005 and June 30, 2004” below. Our ability to efficiently manage and utilize our employees along with our ability to provide services from low-cost labor markets also impacts operating expenses.

Selling, general and administrative expenses include salaries, benefits and related overhead associated with the selling and marketing of our products and services, as well as other support functions, including executive, accounting, legal, centralized human resources and administration. Selling, general and administrative expenses also include professional services and insurance. Our targeted client base consists of large sellers or purchasers of travel (travel agencies, travel suppliers and large corporations) along with large credit card issuers. Accordingly, our targeted client base is concentrated and does not require significant investment in marketing or a significant amount of variable compensation, such as sales commissions. Following this offering, we expect to incur increased expenses for legal, insurance, auditing, internal audit, investor relations, board fees, printing and filing fees, as well as employee-related expenses for regulatory compliance and other costs associated with being a public company.

Technology development expenses primarily include salaries, benefits and related overhead of personnel focusing on developing and maintaining our technologies. During 2004, primarily to support rapid growth of our DATATRAX solution, we supplemented our development headcount with approximately 20 U.S.-based contract labor and third-party consultants. During 2005, we expect to reduce our technology development expense by replacing some of these contract labor personnel and consultants with less-costly personnel in the U.S. and India.

Restructuring expenses primarily relate to the cost of closing certain of our customer care facilities, in Paris, France; Zurich, Switzerland; and Orangeburg, South Carolina. We incurred these costs as a result of our strategic decision to gradually transition away from customer care operations. We recorded restructuring charges of $1.7 million and $2.3 million in 2004 and in the six months ended June 30, 2005, respectively, related to these facility closures, of which $1.2 million related to non-cash asset writedowns. Of the $2.8 million that requires cash outlays, $1.5 million is unpaid at June 30, 2005 and will be paid through 2008. We do not currently anticipate recording additional restructuring charges in the future, other than immaterial adjustments to estimates related to the facility closures discussed above. We expect the facility closures will allow us to reduce our operating expenses as a percentage of revenue, through reduced facility and personnel costs.

Depreciation and amortization expenses relate to fixed assets, software development costs and other intangible assets. We currently purchase substantially all of our equipment.

Acquisitions

In January 2004, we purchased the remaining interests in our European joint ventures from Hogg Robinson and Kuoni to gain control over our European operations, ensuring a more global reach for our products and services and to support delivery to our increasingly global client base. Hogg Robinson, through its ownership of approximately 19.0% of our shares of common stock prior to this offering, is a related party. Despite the involvement of a related party in the acquisitions, we believe the terms of the acquisitions are substantially similar to terms that would have been negotiated in a transaction with unrelated third parties. The acquisitions had the impact of increasing transaction and other revenues by $28.2 million in 2004. The combined purchase price was $15.8 million, consisting of $10.3 million in cash and $5.5 million of seller debt.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates. We believe that, of our significant accounting policies described in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to assist investors in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition. A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change.

We recognize revenue, in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables and SEC Staff Accounting Bulletin No. 104, Revenue Recognition, when all of the following have occurred: (1) persuasive evidence of an arrangement exists, (2) services have been performed, (3) the fee for services is fixed or determinable, and (4) collectibility is reasonably assured. Generally, these criteria are considered to have been met as follows:

•	for transaction revenue, in which we perform ticketing, file-finishing, data consolidation and reporting, and customer care services, when the services are provided;

•	for short-term client-specific customizations, which do not generate direct on-going incremental transaction revenue, when the customization has been delivered to our client; and

•	for implementation and set-up fees, which generate direct on-going incremental transaction revenue, over the life of the underlying transaction service agreement. Related costs are deferred and recognized as expenses over the life of the underlying transaction service agreement.

Internal-Use Software Development Costs. We account for internal-use software development costs in accordance with AICPA Statement of Position 98-1, “Accounting for the Cost of Software Developed or Obtained for Internal Use,” or SOP 98-1. SOP 98-1 specifies that software costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use is charged to technology development expense as incurred until the project enters the application development phase. Costs incurred in the application development phase are capitalized and depreciated over an estimated useful life of three years, beginning when the software is ready for use.

Each of our software products enters the application development phase upon completion of a detailed program in which (1) we have established that the necessary skills, hardware and software technology are available to us to produce the product, (2) the completeness of the detailed program design has been confirmed by documentation and tracing the design to product specifications, and (3) the detailed program design has been reviewed for high-risk development issues (for example, novel, unique, unproven function and features or technological innovations), and any uncertainties related to identified high-risk development issues have been resolved through coding and testing. Significant judgment is required in determining when the application development phase has begun.

Goodwill. We assess the impairment of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, we test our goodwill for impairment annually on September 30, or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If we determine that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and result in an impairment charge.

Impairment of long-lived assets. We record our long-lived assets, such as property and equipment and software development costs, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We evaluate these assets by examining estimated future cash flows to determine if their current recorded value is impaired. We evaluate these cash flows by using weighted probability techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset’s carrying value is impaired, we will record an impairment of the carrying value of the identified asset as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and result in impairments of recorded asset balances.

Transaction processing provisions. We have recorded estimates to account for processing errors made in the ticketing or fareloading process that result in tickets being issued at wrong prices or agency commissions being miscalculated. Our reserve for processing errors is based on several factors including historical trends, average debit memo lag time and timely identification of errors. Transaction processing provisions were $2.4 million, $0.8 million, and $0.7 million in fiscal 2004, 2003, and 2002, respectively, and are included as operating expenses in our consolidated statements of operations.

Results of Operations

The following table sets forth selected statement of operations data expressed as a percentage of transaction and other revenues for each of the periods indicated. Both revenue and expenses exclude client reimbursements. We believe that the inclusion of client reimbursements as revenue in the calculation of our operating loss margin percentage distorts such margin percentage. We evaluate our operating performance based upon operating loss margins excluding client reimbursements.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Transaction and other revenues	100%	100%	100%	100%	100%
Expenses:
Operating	64	63	67	60	63
Selling, general and administrative	17	19	18	22	25
Technology development	10	11	12	9	8
Restructuring	4	—	2	—	—
Depreciation and amortization	8	9	9	11	12

Total operating expenses before client reimbursements	103	102	108	102	108

Operating income (loss)	(3)%	(2)%	(8)%	(2)%	(8)%

Comparison of Six Months Ended June 30, 2005 and June 30, 2004

Revenues. The following table sets forth comparative revenues, by type, for the six months ended June 30, 2005 and 2004, respectively (in thousands).

	Six Months Ended June 30,
	2005		2004		Change
	(dollars in thousands)
Transaction processing	$37,441	62%	$34,087	62%	$3,354	10%
Data integration	7,955	13	4,072	7	3,883	95
Customer care	14,542	24	17,178	31	(2,636)	(15)

Transaction and other revenues	59,938	100	55,337	100	4,601	8
Client reimbursements	2,024		1,877

Total	$61,962		$57,214

Transaction processing revenues. Transaction processing revenues were $37.4 million in the six months ended June 30, 2005, an increase of 10% compared to $34.1 million in the six months ended June 30, 2004. The increase was primarily due to growth of $5.3 million from existing clients and growth of $0.1 million from new clients, partially offset by a $2.0 million decrease as a result of the termination of our transaction processing relationship with US Airways Group, Inc. in May 2004.

Data integration revenues. Data integration revenues were $8.0 million in the six months ended June 30, 2005, an increase of 95% compared to $4.1 million in the six months ended June 30, 2004. The increase was primarily related to the continuation of an expanded relationship with Citibank established during 2004.

Customer care revenues. Customer care revenues were $14.6 million in the six months ended June 30, 2005, a decrease of 15% compared to $17.2 million in the six months ended June 30, 2004. This decrease was primarily due to $2.4 million related to the termination of our customer care relationship with US Airways in November 2004.

Operating expenses. Operating expenses were $38.7 million in the six months ended June 30, 2005, an increase of 10% compared to $35.0 million in the six months ended June 30, 2004. The increase was primarily due to increased personnel, technology hosting and communication costs as a result of our revenue growth. As a percentage of revenue, operating expenses increased from 63% in the six months ended June 30, 2004 to 64% in the six months ended June 30, 2005. This increase was primarily due to increased technology hosting costs relative to revenue growth as a result of increased usage of third party hosting providers beginning in the fourth quarter of 2004, partially offset by a decrease in personnel costs as a percentage of revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses were $10.2 million in the six months ended June 30, 2005, a decrease of 5% compared to $10.8 million in the six months ended June 30, 2004. The decrease was due to a reduction of expenses related to our recent facility closures and a reduction in stock based compensation expense, offset by increased costs associated with becoming a publicly traded company. As a percentage of revenue, selling, general and administrative expenses decreased from 19% in 2004 to 17% in 2005 resulting primarily from leveraging our fixed costs over a larger revenue base.

Technology development expenses. Technology development expenses were $6.1 million in the six months ended June 30, 2005, a decrease of 2% compared to $6.2 million in the six months ended June 30, 2004.

Restructuring expense. We recorded $2.3 million of restructuring expense in the six months ended June 30, 2005. The expense consisted of a $2.4 million charge for severance, lease abandonment, operational transition costs and accelerated depreciation related to the closure of our Orangeburg, South Carolina facility effective April 30, 2005, partially offset by a $0.1 million credit to reflect lower than expected lease termination costs in Europe.

Depreciation and amortization. Depreciation and amortization expenses were $4.8 million in the six months ended June 30, 2005, a decrease of 2% compared to $4.9 million in the six months ended June 30, 2004 primarily due to the closure in 2004 of our France and Switzerland locations.

Interest expense. Interest expense was $1.5 million in the six months ended June 30, 2005, an increase of 36% compared to $1.1 million in the six months ended June 30, 2004. This increase primarily resulted from an interest rate increase on our convertible notes from 7% to 11% in December 2004.

Income Tax Provision. No income tax benefit was recorded for the six months ended June 30, 2005 and 2004, as we had current tax losses in each period and have recorded a 100% valuation allowance on our net deferred tax assets each period.

Net loss. Due to the factors described above, net loss was $3.6 million in the six months ended June 30, 2005 compared to $2.7 million in the six months ended June 30, 2004.

Comparison of Fiscal Years Ended December 31, 2004 and December 31, 2003

Revenues. The following table sets forth comparative revenues by type, in dollars and as a percentage of transaction and other revenue, for the fiscal years ended December 31, 2004 and 2003:

	Year Ended December 31,
	2004		2003		Change
	(dollars in thousands)
Transaction processing	$66,410	60%	$49,078	68%	$17,332	35%
Data integration	10,512	10	5,966	8	4,546	76
Customer care	32,476	30	17,716	24	14,760	83

Transaction and other revenues	109,398	100	72,760	100	$36,638	50

Client reimbursements	4,061		1,750

Total	$113,459		$74,510

Transaction processing revenues. Transaction processing revenues were $66.4 million in fiscal 2004, an increase of 35% compared to $49.1 million in fiscal 2003. The increase was due in part to a $11.3 million increase as a result of the acquisition of the remaining interests in our European joint ventures in January 2004 offset by a $1.4 million decrease as a result of the termination of our relationship with US Airways Group, Inc. Also contributing to the increase was $0.3 million in revenue from the release in fiscal 2004 of our SELEX agent technology, a $1.2 million custom programming project with Expedia.com during fiscal 2004 and volume growth with new and existing clients.

Data integration revenues. Data integration revenues were $10.5 million in fiscal 2004, an increase of 76% compared to $6.0 million in fiscal 2003. The increase was primarily due to $1.6 million from an expanding relationship with Citibank N.A., $2.7 million from volume increases from existing clients, and $0.2 million in revenue generated from services to new clients. We expect further increases in our data integration revenues during 2005 as we realize the full year impact of the expanded relationship with Citibank N.A.

Customer care revenues. Customer care revenues were $32.5 million in fiscal 2004, an increase of 83% compared to $17.7 million in fiscal 2003. This increase was primarily due to a $16.9 million increase from the acquisition of the remaining interests in our European joint ventures partly offset by a $1.6 million decrease in U.S.-based customer care revenue resulting from the termination of our relationship with US Airways Group, Inc.

Operating expenses. Operating expenses were $73.2 million in fiscal 2004, an increase of 67% compared to $43.7 million in fiscal 2003. The increase was primarily due to a $27.8 million increase as a result of the acquisition of the remaining interests in our European joint ventures coupled with volume growth from existing clients, and an increased labor investment, primarily with contract resources, in data integration delivery. As a percentage of revenue, operating expenses increased from 60% in fiscal 2003 to 67% in fiscal 2004. This increase was due in part to an increased customer care revenue mix from 24% in fiscal 2003 to 30% in fiscal 2004 due to the acquisition of the remaining interests in our European joint ventures, which have a higher percentage of customer care revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses were $19.9 million in fiscal 2004, an increase of 24% compared to $16.0 million in fiscal 2003. The increase was solely due to the acquisition of the remaining interests in our European joint ventures. As a percentage of revenue, selling, general and administrative expenses decreased from 22% in fiscal 2003 to 18% in fiscal 2004 resulting primarily from leveraging our fixed costs over a larger revenue base.

Technology development expenses. Technology development expenses were $13.5 million in fiscal 2004, an increase of 111% compared to $6.4 million in fiscal 2003. The increase was primarily due to additional personnel costs in our DATATRAX solution. During 2005, we expect to reduce our technology development expense by replacing contract labor resources with permanent resources in the U.S. and India.

Restructuring expense. We recorded $1.7 million of restructuring expense in fiscal 2004 related to the closure of our Paris and Zurich facilities in December 2004. The expense consisted of charges for severance, lease abandonment and asset impairment charges.

Depreciation and amortization. Depreciation and amortization expenses were $9.9 million in fiscal 2004, an increase of 21% compared to $8.3 million in fiscal 2003. The increase was primarily due to $2.0 million in depreciation and amortization expenses associated with property and equipment from the acquisition of the remaining interests in our European joint ventures. As a percentage of revenue, depreciation and amortization expenses decreased from 11% in fiscal 2003 to 9% in fiscal 2004 resulting from leveraging our existing infrastructure over a larger revenue base.

Interest expense, net. Interest expense, net, was $2.3 million in fiscal 2004, an increase of 24% compared to $1.9 million in fiscal 2003. This increase resulted from interest expense on $5.5 million of notes issued in connection with the acquisition of the remaining interests in our European joint ventures and increased borrowings under capital lease obligations.

Loss from equity method investments. The remaining interest in our European operations that were operating as joint ventures were acquired in January 2004. The results of our European operations are therefore consolidated in fiscal 2004, whereas equity method accounting presents our share of these joint ventures on one line-item prior to fiscal 2004. Accordingly, loss from equity method investments was $0 in fiscal 2004 compared to $0.9 million in fiscal 2003.

Income Tax Provision. No income tax benefit was recorded for losses in fiscal 2004 or 2003, as we had current tax losses in each year and have recorded a 100% valuation allowance on our net deferred tax assets each year.

Net loss. Due to the factors described above, net loss increased to $11.2 million in fiscal 2004 compared to $4.4 million in fiscal 2003.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002

The following table sets forth comparative revenues by type, in dollars and as a percentage of transaction and other revenue, for the fiscal years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003		2002		Change
	(dollars in thousands)
Transaction processing	$49,078	68%	$40,094	61%	$8,984	22%
Data integration	5,966	8	3,157	5	2,809	89
Customer care	17,716	24	22,029	34	(4,313)	(20)

Transaction and other revenues	72,760	100	65,280	100	$7,480	11

Client reimbursements	1,750		1,664

Total	$74,510		$66,944

Transaction processing revenues. Transaction processing revenues were $49.1 million in fiscal 2003, an increase of 22% compared to $40.1 million in fiscal 2002. The increase was primarily due to growth in client volumes and the implementation of services for American Airlines, Inc. in January 2003. Client volumes were positively influenced by increasing online adoption by both corporate and leisure travelers coupled with an expanded relationship with Expedia.com, offset by declining volumes from US Airways Group, Inc. resulting from their August 2002 bankruptcy filing.

Data integration revenues. Data integration revenues were $6.0 million in fiscal 2003, an increase of 89% compared to $3.2 million in fiscal 2002. This increase was primarily due to volume increases from existing clients and an expanded relationship with Citibank.

Customer care revenues. Customer care revenues were $17.7 million in fiscal 2003, a decrease of 20% compared to $22.0 million in fiscal 2002. This decrease was primarily due to reduced volumes from both US Airways and Expedia.com. US Airways volumes were impacted by their bankruptcy filing in August 2002, while the reduction in volumes from Expedia.com related to a reduction in the percentage of total calls that we answered on behalf of Expedia.com due to the jointly planned transition to another call center provider.

Operating expenses. Operating expenses were $43.7 million in fiscal 2003, an increase of 6% compared to $41.3 million in fiscal 2002. As a percentage of revenue, operating expenses decreased from 63% to 60% primarily due to a reduced customer care revenue mix from 34% in fiscal 2002 to 24% in fiscal 2003 and increased labor efficiencies related to our transaction processing services.

Selling, general and administrative expenses. Selling, general and administrative expenses were $16.0 million in fiscal 2003, a decrease of 1% compared to $16.2 million in fiscal 2002. As a percentage of revenue, selling, general and administrative expenses decreased from 25% to 22% primarily resulting from leveraging our fixed selling, general and administrative costs over a larger revenue base.

Technology development expenses. Technology development expenses were $6.4 million in fiscal 2003, an increase of 26% compared to $5.1 million in fiscal 2002. The increase was primarily due to increased personnel-related investment in our SELEX and DATATRAX solutions.

Depreciation and amortization expenses. Depreciation and amortization expenses were $8.3 million in fiscal 2003, an increase of 3% compared to $8.0 million in fiscal 2002. As a percentage of revenue, depreciation and amortization expenses decreased from 12% to 11% resulting from leveraging our existing infrastructure over a larger revenue base.

Interest expense, net. Our interest expense, net, was $1.9 million in fiscal 2003, an increase of 21% compared to $1.5 million in fiscal 2002. The increase resulted from increased debt balances.

Loss from equity method investments. The loss was $0.9 million in fiscal 2003, consistent with the loss of fiscal 2002.

Cumulative effect of change in accounting principle. In connection with the transitional goodwill impairment test upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” in January 2002, we recorded a cumulative effect of a change in accounting principle of $1.7 million.

Income Tax Provision. No income tax benefit was recorded for losses in fiscal 2003 or 2002, as we had current tax losses in each year and have recorded a 100% valuation allowance on our net deferred tax assets each year.

Net loss. Due to the factors discussed above, our net loss decreased $5.0 million or 53% in fiscal 2003 compared to fiscal 2002.

Liquidity and Capital Resources

We have funded our operations primarily from cash from operating activities and private placement of debt and equity securities totaling approximately $30.0 million since 2001. The underlying drivers of cash from operating activities include cash receipts from the sale of our products and services and cash payments to our employees and landlords. Most of our larger clients remit payment for our services 30 to 90 days in advance of our service delivery. Advance payments from clients are recorded as customer deposits and deferred revenue until the service is performed. These payment terms have positively impacted working capital movements over the last two years.

At June 30, 2005, our principal sources of liquidity were cash and cash equivalents of $10.4 million and approximately $4.6 million of availability under our revolving credit facility. We had no borrowings outstanding under our credit facility at June 30, 2005. The maximum amount available under our revolving credit facility is $10.0 million, and the monthly availability fluctuates based upon our last twelve months’ consolidated senior leverage ratio (as defined in the facility).

Net cash provided by operating activities was $5.7 million during the six months ended June 30, 2005 compared to $5.6 million during the same period in 2004. Net cash provided by operating activities was $2.6 million in fiscal 2004 compared to $13.1 million in fiscal 2003. The decrease was driven primarily by our acquisition of the remaining interests in our European operations in January 2004, which required cash to fund operations and the closure of two facilities. Restructuring expense related to the facility closures was $1.7 million, which included non-cash asset impairment charges of $0.7 million. Also contributing to the decline in operating cash flow was a change in payment terms with two large clients in fiscal 2003 that increased fiscal 2003 cash provided by operating activities by $3.6 million. Net cash provided by operating activities increased $7.7 million to $13.1 million in fiscal 2003 from $5.4 million in fiscal 2002 due to improved operating performance and increased prepayments of revenue related to changes in payment terms with two large clients.

Net cash used in investing activities was $3.3 million during the six months ended June 30, 2005 compared to $12.4 million during the same period in 2004. The decrease in 2005 was primarily related to the $7.3 million of net cash purchase price paid for the acquisition of the remaining interests in our European joint ventures during the first quarter of 2004 and a reduction in capital expenditures in 2005. Net cash used in investing activities was $16.7 million in fiscal 2004 compared to $7.5 million in fiscal 2003. The significant increase in fiscal 2004 primarily related to the $7.3 million of net cash purchase price paid for the acquisition of the remaining interests in our European joint ventures. The other significant driver is our capital expenditures, which include costs associated with internally developed software. Capital expenditures in fiscal 2004 of $9.4 million, which exclude assets acquired under capital leases of $1.9 million, were primarily comprised of investments in our European operations, investment in our data integration technology infrastructure, the lease and associated build-out of a new facility to support growth in our data integration service offering, server consolidation to our primary data center in Atlanta, Georgia, and ongoing development related to our transaction processing platforms. Fiscal 2003 capital expenditures of $7.5 million were primarily comprised of the implementation of a new back office travel accounting system, investment in our data integration technology infrastructure, and ongoing development related to our transaction processing platforms. Drivers of capital expenditures include infrastructure required to support volume expansion, the acquisition of new revenue streams with new and existing clients, technology development costs, investment in business continuity, and opportunities to reduce costs. As of June 30, 2005, we had no material commitments related to capital expenditures. Excluding capital expenditures associated with potential new clients, we currently expect capital expenditures of less than $9.0 million in fiscal 2005.

Net cash used in financing activities was $2.1 million during the six months ended June 30, 2005 compared to net cash provided by financing activities of $5.4 million during the same period in 2004. Cash used in financing activities during the six months ended June 30, 2005 related to payments of $2.6 million on long-term debt, $1.0 million in costs associated with becoming a publicly traded company and $0.3 million to purchase common stock into treasury, partially offset by the repayment of a note receivable from a shareholder of $1.0 million and net proceeds of $0.8 million related to the exercise of stock options. During the six months ended June 30, 2004, we issued common stock for net proceeds of $5.7 million and made payments on long-term debt of $0.3 million. Net cash provided by financing activities was $5.6 million in fiscal 2004 compared to $1.3 million in fiscal 2003. During fiscal 2004, we issued common stock for net proceeds of $7.0 million related to a common stock offering and the exercise of options. Cash used in financing activities during fiscal 2004 included payments of long-term debt of $1.1 million and the repurchase of common stock from former employees of $0.3 million. In connection with the repurchase of stock, we also issued a note payable totaling $0.3 million. During fiscal 2003, we issued common stock for proceeds of $2.8 million related to the exercise of stock options and made payments on long-term debt of $1.5 million.

In December 2004, we entered into a $10.0 million senior secured revolving credit facility expiring August 2006. The lender holds a senior security interest in all of our domestic assets and a 66% interest in the stock of our international subsidiaries. Under the facility, we are subject to maintenance of certain minimum consolidated EBITDA (as defined in the facility), ranging from $7.4 million for the eight months ended August 31, 2005 to $15.0 million for the twelve months ended August 31, 2006. In addition, we are subject to a maximum consolidated senior leverage ratio (as defined in the facility) of 2 to 1 through December 30, 2005 and 1 to 1 from December 31, 2005 to August 31, 2006. The facility also requires that we reduce our borrowings to $2.0 million or less for 30 days during each calendar quarter. We are restricted in our ability to, among other things, make advances to our European operations, make acquisitions, make capital expenditures, incur additional indebtedness and pay dividends. We are currently in compliance with all covenants. All covenants and restrictions will remain in effect following this offering. We pay a variable rate of interest on draws, at LIBOR plus 2%, and an annual fee of 0.75% of the unused portion of the $10.0 million commitment. At June 30, 2005, we had no borrowings outstanding against the facility. We expect to use this facility to cover working capital needs. All amounts outstanding under the facility are due in full in August 2006.

In connection with entering into the facility, we entered into a contribution agreement with BCD Holdings, N.A., pursuant to which BCD Holdings, N.A. has committed to contribute up to $5.0 million in increments of $2.5 million to us, which capital contributions would be made as directed by the lender under the facility, upon an Event of Default, as defined in such contribution agreement. These funds will be used to first prepay outstanding obligations under the facility, and second, cash collateralize outstanding letters of credit, or otherwise as directed by the lender under the facility.

In November 2001, we issued convertible notes totaling $20.0 million bearing interest at 7% per annum. The notes are held by certain of our shareholders, and interest is either payable in cash semiannually or upon settlement in cash or common stock, at the election of the holder. The notes are convertible at the election of the holder at any time prior to maturity at a conversion price of $11.03, subject to adjustments. The notes are due in full in November 2006. In December 2004, the notes were amended to subordinate them to the senior secured revolving credit facility and to increase the interest rate to 11%. Further, if the convertible notes are not paid when due, the rate of interest will increase to 13% until repaid, with such interest rate applied retroactively from December 31, 2004. We currently expect to repay the notes when due in the event the notes are not converted to common stock. Anticipated sources for a cash repayment include cash on hand and the issuance of equity or debt securities to new or existing investors. We view the likelihood of the interest rate increasing to 13% as remote. Accordingly, we are recording interest expense in our consolidated statements of operations at 11%. The notes are junior and subordinated to our senior secured revolving credit facility. Pursuant to agreements we have entered into with holders of the convertible notes in July 2005 and September 2005, $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) will be converted into 1,689,925 shares of common stock and we will issue 105,259 shares of common stock to the holders of such convertible notes in satisfaction of accrued interest on such convertible notes immediately prior to the closing of this offering. If the offering is not completed, our obligations under the notes revert to their terms prior to the agreements entered into in July 2005 and September 2005 and discussed more fully above; the notes will bear an interest rate of 11% per annum, will have conversion price of $11.03, and will be due in full in November 2006.

Based on our current level of operations, we believe our cash flow from operations and other available sources of liquidity, including borrowings under the revolving credit facility, will provide adequate funds for ongoing operations, planned capital expenditures and debt service for the next twelve months.

Contractual Obligations

The following table summarizes our future minimum non-cancelable contractual obligations (including interest) at June 30, 2005:

	Payments Due by Period
	Total	Less than one year	1-3 years	3-5 years	More than five years
	(in thousands)
Long-term debt, including capital leases	$6,119	$4,124	$1,995	$—	$—
Convertible notes	20,000	—	20,000	—	—
Cash interest costs on long-term debt, convertible notes and capital leases	5,624	1,903	3,721	—	—
Operating leases	11,223	5,506	3,837	1,299	581
Employment agreements	1,155	954	201	—	—
Other obligations	4,230	2,030	2,200	—	—

Total contractual obligations	$48,351	$14,517	$31,954	$1,299	$581

The cash interest costs shown above assume that interest rates in effect at December 31, 2004 on variable-rate debt remain constant in the future. The long-term commitments under operating leases shown above consist of facility leases in the U.S. and Europe for our operations. The other long-term obligations reflect a service agreement with an unrelated party that provides certain labor services to us.

Related Party Transactions

BCD Technology, S.A., Hogg Robinson Holdings BV, and Sabre Investments, Inc. own a significant majority of our common stock outstanding prior to this offering and hold a majority of our convertible notes originally issued in November 2001. BCD, Hogg Robinson, Sabre, and WorldTravel BTI hold convertible notes totaling $1.1 million, $1.0 million, $15.0 million, and $2.6 million, respectively.

In connection with November 2001 convertible note offering, we granted Sabre warrants to purchase up to 640,285 shares of our common stock at a purchase price of $11.03. Pursuant to an agreement we entered into with Sabre on July 8, 2005, as amended on September 22, 2005, if the closing for this offering takes place on or before September 30, 2005, we will repurchase Sabre’s warrant to purchase 640,285 shares of our common stock at a price of $3.8 million immediately prior to the closing of this offering. If the closing of this offering does not occur on or before September 30, 2005, Sabre will continue to hold the warrant to purchase 640,285 shares of our common stock at an exercise price of $11.03, subject to adjustments, immediately exercisable. The warrant, if not purchased by us, expires on November 16, 2011.

In connection with the acquisition of the remaining interests of our European joint ventures in 2004, we issued promissory notes to Hogg Robinson for CHF 466,000 ($0.4 million at December 31, 2004) and £1,462,500 ($3.2 million at December 31, 2004). For both notes, interest is payable semi-annually and principal is payable in three equal annual installments in January 2005, January 2006, and January 2007. Interest is payable at 6.5% on the Swiss franc note and a variable rate (5.75% at December 31, 2004) on the British pound note. Upon a successful public offering of our common stock, the notes are callable at the election of the holder.

Contractual Obligations with Related Parties. WorldTravel BTI, Sabre, and Hogg Robinson provide various services for us pursuant to existing agreements. We participate in a 401(k) profit sharing plan sponsored by WorldTravel Partners I, LLC. Total expense recognized by us under such plan was $0.3 million, $0.5 million, $0.6 million, and $0.6 million for the six months ended June 30, 2005 and the fiscal years ended December 31, 2004, 2003, and 2002, respectively. We have a shared services agreement with Hogg Robinson under which we purchase administrative services, office space and technology. Total expense recognized by us under this agreement was $2.4 million and $3.0 million in the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, respectively. In addition, during 2004 we paid Hogg Robinson $0.8 million for the services of certain operating employees who were on Hogg Robinson’s payroll although serving TRX. We purchase services from Sabre on an ongoing basis related to connectivity to their GDS. In 2003, we purchased back office travel accounting technology from Sabre. Total incurred costs recognized by us for these services were $0.2 million, $0.1 million, $0.6 million, and $0.1 million, in the six months ended June 30, 2005, and the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

Historical Revenue. WorldTravel BTI and Hogg Robinson purchase ongoing services from us. We recognized revenues from WorldTravel BTI of $4.3 million, $7.2 million, $6.0 million and $5.5 million in the six months ended June 30, 2005, and the fiscal years ended December 31, 2004, 2003 and 2002, respectively. We recognized revenues from Hogg Robinson of $0.7 million and $1.4 million in the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, respectively.

For a more detailed description of these and additional related party transactions, see “Certain Relationships and Related Transactions.”

Seasonality

Our business experiences seasonal fluctuations, reflecting seasonal trends for the purchase of air travel by both leisure and corporate travelers as well as credit card volume related to corporate travel. For example, traditional leisure air travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods. Corporate travel air bookings and credit card spending levels are generally higher in the first and third calendar quarters of the year. Business and consumer travel bookings typically decline during the fourth quarter of each calendar year. Accordingly, our fourth calendar quarter generally reflects lower revenues as compared to the first three calendar quarters.

Inflation and Changing Prices

We do not believe that inflation and changing prices have materially impacted our results of operations during the past three years.

Recent Accounting Pronouncements

In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-08). This EITF requires shares of common stock issuable upon conversion of convertible debt instruments where the conversion is tied to share price to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share. EITF 04-08 is effective for our fiscal year 2004 and requires restatement of earnings per share calculations from previous years. Our convertible debt instruments do not contain a contingent feature, and therefore the adoption of EITF 04-08 had no impact on our loss per share for each of the periods presented.

In December 2004, the FASB issued Statement No. 123 (revised 2004) (“SFAS 123(R)”) entitled, “Share-Based Payment.” This standard will require the recognition of compensation expense for the grant-date fair value of all share-based awards we grant after the date the standard is adopted, and for the fair value of the unvested portion of awards issued prior to the date the standard is adopted. In April 2005, the SEC amended the implementation dates of SFAS 123(R) and as a result, we will adopt SFAS 123(R) in the fiscal quarter beginning January 1, 2006. The impact the new standard will have on our results of operations has not yet been determined.

Qualitative and Quantitative Disclosures About Market Risk

Foreign Currency Exchange Risk. Approximately 27% of our consolidated revenues for the year ended December 31, 2004 and 22% of our consolidated assets at December 31, 2004 are associated with operations outside of the U.S. In addition, at December 31, 2004, we had debt denominated in British pounds sterling and Swiss francs. The U.S. dollar balance sheets and statements of operations for these businesses are subject to currency fluctuations. We are most vulnerable to fluctuations in the British pound sterling and euro against the U.S. dollar. We are also subject to currency fluctuations in the Swiss franc and Indian rupee. Historically, we have not entered into derivative financial instruments to mitigate this risk, as it has not been cost-effective for us. The impact of currency fluctuations on profitability has not been significant since both revenues and operating costs of these businesses are denominated in local currency. If the U.S. dollar had a 10 percent lesser depreciation against our non-U.S. dollar denominated businesses in 2004, consolidated revenues and operating loss would have been reduced by approximately $0.3 million and $0.1 million, respectively. We may use derivative financial instruments in the future if we deem it useful in mitigating an exposure to foreign currency exchange rates. The cumulative translation adjustment was a $0.6 million increase in shareholders’ deficit at December 31, 2004.

Interest Rate Market Risk. Our interest costs are sensitive to changes in the general level of interest rates, because our British pounds sterling-denominated notes and our revolving credit facility are at variable interest rates based on LIBOR. An increase in interest rates of one percentage point during fiscal 2004 would have increased our interest expense by $32,000. Our exposure to changes in LIBOR is mitigated in part by our ability to make draws under the credit facility that provide a LIBOR-based fixed interest rate for periods up to 90 days.

BUSINESS

Company Overview

We are a leading, independent provider of transaction processing and data integration services to the global travel industry, based on the dollar value of air travel processed in 2004. Our transaction processing and data integration services include applications that automate and address specific needs across the travel lifecycle, including booking, ticketing, settlement, and reporting. We also serve clients in other industries involved with or affected by travel-related processes, such as credit card issuers. Our hosted technology and services, which we provide to our clients via our computer networks and the Internet, allow our clients to efficiently manage the activities related to travel and travel-related transactions, as well as the vast number of complex and dynamic data records generated by these transactions.

We generate economies of scale by combining transactions from numerous clients, which we refer to as aggregating transaction volume. Our clients leverage our aggregated transaction volume, allowing them to shift a portion of their fixed costs to a more flexible, variable structure. We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or electronic travel distribution system, referred to as a Global Distribution System or GDS. Our scale, combined with our focus on process reengineering and automation, helps our clients reduce travel-related costs on an ongoing basis.

We target clients with significant transaction volume in four areas: travel agencies (traditional and online), travel suppliers, large corporations, and credit card issuers. Our client base includes global leaders in the markets we serve, including American Airlines, Inc., American Express Travel Related Services Company, Inc., Citibank, N.A., and Expedia, Inc. In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly. In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright. During the year ended December 31, 2004, we served more than 150 clients globally.

We provide expertise in redesigning business processes and their associated systems and resources, which we refer to as process reengineering. We offer our processing capabilities and expertise in process reengineering through a comprehensive service offering of five hosted technology applications: RESX (online booking), SELEX (agent technology), CORREX (automated processing), TRANXACT (exceptions and settlement), and DATATRAX (data integration). We provide each of our technology applications independently or as a comprehensive, integrated end-to-end processing solution. As a result, we can be compensated for the multiple transactions that may occur during the lifecycle of a single travel reservation. For example, when a travel reservation is booked online, checked for quality, ticketed electronically, subsequently changed or modified by the traveler and then reported to the client through our products or services, we could be paid based on each of these processing services. In addition, we could be paid by a credit card issuer for consolidating the data associated with the procurement of this travel. The price that we charge clients is based on several factors, including client volumes, complexity of data records, level of automation, and contract length.

Our technology is flexible, allowing our clients both to use disparate data from multiple sources and rapidly adapt to changing methods of travel distribution. We are able to collect data for any of our clients in any format from anywhere in the world, and then normalize, validate, and translate this data into client requested formats. In turn, companies use this consolidated data to increase the efficiency and effectiveness of their information management process. In addition, travel industry participants require flexible booking and processing technology as travel is increasingly delivered through multiple distribution channels. We are well positioned to enable change in travel distribution based on our scale, client relationships, flexible service offering, and process reengineering expertise.

Over the past five years, we have achieved significant scale and experienced rapid growth as our transaction volumes and data records processed have increased. In 2004, we handled 73.5 million travel processing transactions, up from 9.3 million in 1999, representing a compound annual growth rate of more than 51% during this time period. Through our agency distributor program, we now reach over 3,200 companies with over

2.3 million registered travelers at these companies. In data integration, we received data from more than 1,000 distinct data inputs from more than 250 sources in over 40 countries and processed more than 76 million data records for our clients in 2004. The growth in both transactions processed and data managed has helped us generate a more than 36% compound annual growth rate in revenue in our core transaction processing and data integration businesses over the last five years, from $16.8 million in 1999 to $76.9 million in 2004. For the year ended December 31, 2004, we recognized revenue of $113.5 million, of which $30.3 million was generated outside the United States.

Prior to January 1997, we conducted our business as a division and subsidiary of WorldTravel Partners LLC, one of the largest corporate travel agencies in the U.S. In January 1997, our business was transferred into a separate business organization. In 1999, TRX was incorporated as a Georgia corporation, and we acquired International Software Products, a data integration provider. In 1999 and 2000, we established European joint ventures with Hogg Robinson International Benefits Ltd. and Kuoni Reisen Holding AG to support travel distribution throughout Europe. In January 2004, we purchased the remaining interests in our European joint ventures. In addition, through a relationship with Siemens Shared Services, LLC, we established operations in Bangalore, India in 2004 to provide multiple processing support and technology development functions.

Industry Overview

We primarily serve the global travel industry, as well as other industries involved with or affected by travel-related processes, such as credit card issuers. The travel industry is among the largest industries globally and is undergoing dramatic and rapid change. Total annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright. The processes in these industries are complex and data intensive. For example, the transaction record associated with a single traveler may include 500 or more distinct data fields for each trip.

Large sellers of travel, such as travel agencies, represent a significant segment of the travel industry and are a key client segment for us. The largest travel agencies, those with more than $100 million in total volume in 2003, represented gross bookings of approximately $72 billion in 2003 according to Travel Weekly. The industry is increasingly concentrated with the top 15 agencies representing approximately $65 billion of these gross bookings. In the online market, U.S. corporate travel spending is estimated to grow from $23.3 billion in 2004 to $36.4 billion in 2006 according to PhoCusWright. The continued migration of corporate travel spending online is driven by companies’ desires for cost control, efficiencies, and information to make better travel procurement decisions.

We believe that industries with travel-related components, such as credit card issuers, are a natural extension for our product and service offerings. According to Credit Card Management, U.S. charge volume from card-based forms of payment has steadily increased with total transaction expenditures growing from $293 billion in 1989 to $1.5 trillion in 2003. We believe that an increasing percentage of this spending is on corporate credit cards used in connection with travel and entertainment and other corporate purposes. By analyzing corporate spend data accumulated from credit card issuers, credit card networks, travel back office systems, and supplier databases, we believe companies can more effectively manage their businesses. Additionally, when companies load credit card data into their internal general ledger and expense management systems, we believe the accuracy and efficiency of accounting and reimbursement for employee spending is enhanced.

Rapidly changing dynamics in the travel industry, including the growth of the Internet as a delivery mechanism and reduction in supplier commission payments, are driving the industry toward lower costs per transaction. Achieving a lower per transaction cost is difficult due to the complexities and inefficiencies that exist throughout the travel transaction process (booking through settlement). We believe that automating the travel transaction process is difficult without substantial scale, access to all processes and technology throughout the travel transaction lifecycle, and travel process re-engineering expertise. In addition, we believe industry participants are challenged to reengineer their own cost structure while remaining focused on their core competencies and daily business objectives.

Using our existing products and services and through additional product development, we believe the markets we serve will offer us numerous growth opportunities for the following reasons:

•	Continued migration to online booking. The online travel market provides travelers with a convenient, price transparent and cost-effective option for obtaining travel. We expect these compelling characteristics to drive continued adoption of online technology and services by both leisure and business travelers. According to PhoCusWright, in 2004 European unmanaged business and leisure travel online bookings represented 9% of total European bookings. PhoCusWright expects this figure to rise to 20% by the end of 2006. Online penetration of the total U.S. travel market was approximately 39% in 2004 and is expected to rise to 54% by the end of 2006, according to PhoCusWright. In addition, penetration and adoption of corporate online booking is increasing. PhoCusWright projects the U.S. online corporate travel gross bookings will exceed $36.0 billion in 2006, up from $18.8 billion in 2003. We expect to benefit from the migration to online booking channels due to our relationships with the global online agency market leaders and through increased adoption of our online booking technology.

•	Consolidation of travel agencies. Travel agencies have been consolidating at an increasing rate due to a number of marketplace dynamics, including the growth of the Internet as a low cost distribution channel and reduction in supplier commissions, which force agencies to seek ways to control costs. For example, agency locations in the U.S. registered with Airlines Reporting Corporation, or ARC, have declined 21% from 2002 through the end of 2004, yet overall airline sales reported through ARC are up 3% during the same period. We believe that industry consolidation will continue, resulting in an increasingly smaller group of companies accounting for a larger percentage of travel sales. The increasingly global nature of business requires travel providers to offer global capabilities and resources, traits typically found only in the larger agencies. In addition, travel agencies are facing growing complexities, such as the increasing number of methods to access supplier inventory and the need to offer lower pricing by leveraging scale. We believe that we will benefit from this consolidation by providing global, technologically flexible products and services that process large transaction volumes and provide a more efficient and cost-effective alternative to in-house operations.

•	Increased economic pressure on travel industry participants. Competitive pressures have forced travel suppliers and sellers to more efficiently distribute product. Historically, airlines paid commissions on each ticket issued. However, most U.S. airlines and many international carriers have eliminated or greatly reduced the commissions paid to travel agents. Additionally, direct selling by travel suppliers has become a major channel, as suppliers attempt to reduce their GDS distribution costs. According to PhoCusWright, online airline supplier direct bookings grew 28% in 2004 and are expected to grow 22% and 17% in 2005 and 2006, respectively.

•	Impact of GDS deregulation. In 2004, the U.S. Department of Transportation lifted the majority of rules governing the GDS industry. The anticipated initial impact of this legislation was to lower GDS fees and enable differing levels of supplier participation in the GDSs. The impact was mitigated by suppliers signing various GDS provider contracts. These agreements provided full content access to the GDSs in exchange for segment cost reductions. To date, these agreements have generally ensured corporate travel buyers access to the majority of available inventory via the GDSs. As many of the GDS contract agreements expire in 2006, we believe buyers will seek seamless and efficient access to existing and new distribution channels, including supplier direct and GDS-alternatives, as well as additional reductions in distribution costs. Accordingly, we believe industry participants will use our products and services to access, purchase, and settle travel from multiple distribution channels, and provide an integrated view of that inventory in the online booking tool and on the agent desktop.

•

Emphasis on policy compliance and rules management. In an effort to lower travel costs, companies often enter into preferred provider contracts with travel suppliers. Companies may also establish corporate travel policies for their employees in order to implement controls over individual travel decisions and to ensure compliance with supplier obligations. Companies can have many of these contracts and policies, generating hundreds of travel rules that vary by country, traveler, corporate division, and other segmentations. Travel agencies increasingly need to be able to interpret and enforce these rules for each ticket on a real-time basis to avoid violations of supplier contracts and company travel guidelines. We believe travel agencies are looking for an outsourced solution to manage these business rules allowing companies to realize significant cost savings through reduced ticket prices, increased use of preferred vendors, and greater policy enforcement at the time of booking. Similarly, online booking, automated quality control, and rules management will enable travel agencies to deliver cost savings and higher adoption rates to their corporate customers while providing enhanced service.

•	Need to improve access to and usefulness of corporate data. Companies are generating data at a more rapid pace from a growing number of internal and external sources. Managers need access to a consolidated view of information in order to make timely, informed decisions. Generating this consolidated view is often difficult because of changing technologies and a lack of common formats. Corporate data frequently arrives in separate data inputs from competing payment processors, travel agencies, credit card networks, and supplier inventory systems on a global basis. These service providers are often unwilling or unable to share their data with each other, even for the benefit of their clients. We believe that our independence, our expertise in consolidating data from a variety of sources into a common format, and our integration with third-party analytical tools allows us to assist companies that seek access to data-driven insights to make better business decisions.

Our Products and Services

We believe that our suite of products and services facilitates the distribution of travel in a cost-efficient manner and assists our clients in better managing the vast amounts of data generated by travel and travel-related processes. We develop our products and services as hosted technologies based on the guiding principles of lower costs per transaction, scalability of solutions, continuity of business, responsiveness to client needs, compliance with and adaptability to business rules, and speed to market. Our clients are able to use each of our products and services independently or as a comprehensive, integrated end-to-end processing solution.

RESX is an online, self-service corporate booking tool offering a user-friendly, Web-based interface for business travelers and/or their travel arrangers to book policy-compliant air, car, and hotel reservations. We host the RESX application for our clients and their customers and provide access to the application via the Internet. We sell the RESX booking engine to our corporate clients primarily through our distributor program with corporate travel agencies. RESX distributors include many of the top travel management companies worldwide, representing over $37.0 billion in 2003 travel sales, as tracked by Travel Weekly. RESX clients and distributors include Adelman Travel Group, Carlson Travel Group, Inc., Intel Corporation, Navigant International, and WorldTravel BTI.

SELEX is an online reservation technology platform allowing travel agents and customer care representatives to make travel reservations, process service requests, and manage customer profiles in a real-time customer service environment. SELEX offers access to multiple travel inventory sources through a user-friendly, Web-based interface, reducing the reliance on the GDSs and reducing agent training time and required knowledge of the different underlying reservation systems. Through SELEX, agents have access to reservation and customer relationship management functions such as traveler profile and behavior data, corporate travel policy, and inter-office communication tools. The platform also includes software functionality for exception processing and agent workflow management and tracking. We host the SELEX applications and provide access to them via the Internet. SELEX is used by large travel agencies and suppliers and their designated customer care providers. SELEX clients include American Airlines, Inc., ebookers plc, Expedia, Opodo Limited, and WorldTravel BTI.

CORREX is a transaction processing platform enabling efficient, automated quality control, file finishing, and electronic ticketing of travel reservations. CORREX processes all types of travel transactions, including transactions for leisure and corporate travel that are booked online and offline. The automated quality control includes software functionality for low fare searches, seat assignments, upgrades, and alternate route and carrier searches. The automated electronic ticketing includes software functionality for e-ticket issuance, as well as email notifications and communications and pre-trip management information reporting. We host the CORREX application, and it is integrated and functional with four of the top five U.S. travel agencies in 2003, as ranked by Travel Weekly. CORREX clients include American Express, Boeing, Carlson Wagonlit Travel Inc., Expedia, and WorldTravel BTI.

TRANXACT is a transaction processing platform providing transaction settlement, exception handling, document distribution, and back office accounting. TRANXACT manages transaction processing and fulfillment activities for travel agencies, airlines and non-air suppliers. TRANXACT handles multiple activities for our clients including exchanges, refunds, waivers and split payments, commission management, fare loading, document distribution, debit memo processing, back office hosting, and settlement and client reporting. We host the TRANXACT applications and operate them in our own facilities on behalf of our clients. TRANXACT clients include American Airlines, ebookers plc, Expedia, lastminute.com plc, and Opodo.

DATATRAX is an integration platform enabling the aggregation, enhancement, extraction, and reporting of transaction data. DATATRAX consolidates data records from a variety of sources, including credit card issuers, credit card networks, back office travel systems, hotel suppliers, airlines, and GDSs, and normalizes the records into a common structure in a single data repository. DATATRAX also enables enhancement of data records with more detailed transaction data from other sources, increasing the value and utility of the data to our clients. We host the DATATRAX application, deliver information electronically back to clients in any format, and provide Web-based access to our hosted reporting and analysis tool. DATATRAX clients include British Airways PLC, Citibank, Ford Motor Company, Lockheed Martin Corporation, and UBS AG.

In concert with our technology applications, we offer customer care services to travel companies who also use our CORREX and TRANXACT transaction processing technologies. Our customer care agents provide customer service to travelers on behalf of our clients through both telephone and email communications. These agents support a complete range of travel-related functions for both leisure and corporate reservations, including post-ticketing customer support, flight information and support, loyalty and frequent traveler program support, and cross-sell and up-sell activities. Our care centers provide 24-hour support to travelers, including telephone and email support. We have made a strategic decision to gradually transition away from our customer care operations, and on a selective basis, we will continue to provide these services to clients as part of our offering. We do not anticipate any material impact on our CORREX or TRANXACT business in connection with this decision.

Our hosted technologies typically require implementation efforts before our clients begin to use them on an enterprise-wide basis. Implementation efforts can entail customization, such as the loading of rule sets related to both our clients and our clients’ customers, and providing product-wide client branding. Also during this process, we complete tasks such as integrating with back office systems, connecting to agent desktops, structuring the appropriate data inputs, and establishing connections to suppliers. Typical implementation, including customization work and testing of our products and services, can take as little as two months and as much as one year. We have the ability to implement our products and services and customize them to various client environments and technology platforms.

Our Competitive Strengths

We believe that the following competitive strengths have enabled us to become a leading independent provider of transaction processing and data integration services based on the number of unique passenger name records processed in 2004 and will continue to enhance our leadership position and contribute to our growth in the future:

•	Expertise in automation and process reengineering. Our ability to automate and reengineer complicated travel and travel-related processes is a core competency. We have multiple, dedicated teams developing products and services that meet the evolving needs of our clients. Since 1990, we have continually reengineered our processes and related automation to provide technologically advanced solutions to meet the complex needs of our clients. For example, we reengineered and automated the refund process that we offer to our clients, reducing the number of back-office activities by 75% and the number of processing systems used from 14 to 3.

•	Leading market position in global travel market. In 2004, we processed 73.5 million travel transactions and over 76 million data records for our clients. We service travel agencies with locations in six continents. In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly. In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright. We believe our transaction volumes give us a cost advantage and help us deliver cost savings to our clients. As we continue to grow, we expect to realize additional cost savings and expertise making us the partner of choice for an increasing number of companies. We also believe that our experience and reputation serving the global travel market enhances our ability to penetrate other travel-related industries.

•	Established long-term partnerships. We have long-standing collaborative relationships with many travel industry leaders. Areas of collaboration include technology, operations, and any other areas that are integral to our clients’ use of our products and services. By partnering with our clients, we are better able to understand their existing needs and can tailor our product development to better anticipate future demands. We believe this approach improves the value proposition of our products and services to these clients. Many of our largest clients have a history of contract renewals and business expansion with us. For example, each of our five largest clients, represented by total revenue from 2000-2004, renewed or extended their contracts with us during this time frame. Many of our clients also commit to long-term contracts with us. For example, we have serviced and expanded our relationship with our largest client, Expedia, since 1996, and our current contract continues through 2010. We believe this is testimony to our ability to forge strong, lasting relationships with clients to create joint long-term value.

•	Core travel processing infrastructure. We offer multiple products and services that allow us to address specific client needs across the complete travel transaction lifecycle. We believe that automating the travel transaction process is difficult without substantial scale, access to the processes and technology throughout the travel transaction lifecycle, relationships with industry participants, and the travel re-engineering expertise that we possess. Furthermore, we update and refine our products and services on a regular basis, using client and market feedback to develop new improvements. For example, a recent implementation of our CORREX solution allowed a travel agency to reduce its quality control staff by 86%. Additionally, our ability to offer a flexible end-to-end solution allows us to provide additional products and services to our existing clients on an individual basis or as part of an integrated solution.

•

Independent, objective, and unbiased technology provider. We provide an objective and unbiased means to access travel inventory and integrate global data. Our products and services provide quality control, ticketing, exception management, and reporting, whether a booking is generated from a GDS, a supplier, or an alternative travel source. We believe that shifting travel industry dynamics, in particular GDS ownership or affiliation with online travel agencies and booking engines, have made our clients reluctant to adopt non-independent third party processing solutions. We believe that independent non-GDS owned booking engines, such as RESX, have increased their market share over the last several years. Additionally, our independence has allowed us to develop a service offering combining the data associated with corporate credit card transactions from multiple processors, with travel data, such as hotel folio data and travel agency back office data, in order to deliver a comprehensive report to the issuer. We believe our independence provides clients with confidential and unbiased processing capabilities.

Our Growth Strategy

We aim to capitalize on the broad industry trends, both in the U.S. and abroad, that affect our global travel and travel-related business, as well as act on our own insights to strengthen our global market position, through the following strategies:

•	Capitalize on the migration to online travel. We believe that there are significant opportunities to increase the number of transactions and our market share in the online travel agency channel. PhoCusWright estimated that total U.S. online travel sales were $41.9 billion in 2002 and represented 23% of all U.S. travel booked. This figure is anticipated to grow to $115.0 billion in 2006, representing 54% of all U.S. travel booked. Similar trends exist abroad, with online travel expected to grow from 4% of the European market in 2002 to approximately 20% in 2006, according to PhoCusWright. In addition, penetration and adoption of corporate online booking is increasing. PhoCusWright projects that U.S. online corporate travel gross bookings will exceed $36 billion in 2006, up from $18.8 billion in 2003. Our relationships with global online agency market leaders, such as Expedia in the U.S. and Opodo in Europe, coupled with our corporate booking technologies, have positioned us to take advantage of the migration of booking to the online channel.

•	Grow revenues from traditional travel agencies. A number of large agencies operate on a decentralized basis using legacy systems that require substantial manual labor. We believe that these companies will increasingly recognize that their decentralized legacy structures put them at a cost disadvantage, and that greater process efficiencies and technology will improve both service levels and margins. We believe our products and services will enable new clients the opportunity to benefit from reengineering and automation on a global basis. Additionally, we can provide new benefits to our existing client base by cross-selling additional products and services. For example, we recently expanded our relationship with American Express to provide data consolidation and reporting in the German market.

•	Continue to enhance our technology offerings. We are focused on the early recognition of marketplace changes as well as the process reengineering and automation of travel distribution to design products and services that meet the discrete needs of our client base. For example, in response to a client’s desire to book from multiple inventory sources, we have recently begun marketing agent booking tools, SELEX, that access inventory from multiple distribution channels. In addition, we have automated many of our internal manual processes using technologies that we are now marketing including exception processing, agent workflow, commission management, and debit memo processing products and services. We may also add new capabilities to our products and services to better support the needs of clients in international locations, such as those in Europe. These products and services are offered as extensions to our existing product suite and are cross-sold to our clients. We intend to continue to enhance and extend our offerings to allow our clients and us access to evolving travel technologies.

•

Expand use of our data integration capabilities. Our data integration capabilities provide a significant expansion opportunity for us. We believe both purchasers and sellers of travel and travel-related products and services are searching for a single source provider to consolidate and enhance disparate data to obtain data-driven insights to make better business decisions. For example, British Airways, a large international airline based in the United Kingdom, uses consolidated data from multiple travel back-office systems to analyze market share data from travel agencies. We intend to selectively offer our products and services to those companies globally that would benefit from our independence and our expertise in travel combined with our data integration capabilities.

•	Pursue strategic relationships and acquisition opportunities. We intend to pursue strategic relationships with leaders in travel and travel-related industries both in the U.S. and abroad. We believe relationships with the leaders will increase the number of users who interact with our platform and will lead to increased adoption rates of our products and services. Also, we will selectively consider acquisitions of, and investments in, companies that offer complementary products, services, and technologies that further develop our business or broaden the scope of our product offerings. Since our founding in 1997, we have acquired International Software Products, a data consolidation and reporting company, and purchased the remaining interests in our European operations which were joint ventures formed with Hogg Robinson and Kuoni. In addition, through a relationship with Siemens Shared Services, LLC, we established operations in Bangalore, India in 2004.

Clients and Partners

During 2004, more than 150 financial institutions, travel agencies, and companies used our products and services. In 2004, we handled 73.5 million travel processing transactions, up from 9.3 million in 1999, representing a compound annual growth rate of more than 51% during this time period. Through our agency distributor program, we now reach over 3,200 companies with over 2.3 million registered travelers at these companies. In data integration, we received data from more than 1,000 distinct data inputs from more than 250 sources in over 40 countries and processed more than 76 million data records for our clients in 2004. In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly. In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright. Our primary clients and prospects are large online and offline travel agency distributors with an annual gross sales volume of at least $100 million, of which there were more than 40 globally in 2003, according to Travel Weekly. Our top five client contracts accounted for approximately 68% of our total revenues in 2004 and approximately 74% in the six months ended June 30, 2005.

The following alphabetical client list represents our largest clients, each of which generated at least $250,000 of our revenue for the year ended December 31, 2004.

American Airlines, Inc.	Hogg Robinson
American Express Travel Related Services	Intel Corporation[3]
The Boeing Company[3]	lastminute.com plc[3]
British Airways plc[3]	Navigant International, Inc.[3]
Citibank, N.A.	Opodo Limited
ebookers plc[3]	US Airways Group, Inc.[2]
Expedia, Inc. and its affiliates[1]	WorldTravel BTI and affiliates

[1]	Includes expedia.com, expedia.co.uk, expedia.de, expedia.ca, Expedia Corporate Travel, and Hotwire, Inc. Expedia, Inc. and its affiliates accounted for approximately 53% of our revenue in 2004, including Expedia.com and Expedia.co.uk, which represented approximately 36% and 12%, respectively, of our revenue in 2004. No client other than Expedia and its affiliates accounted for more than 10% of our revenues in 2004.
[2]	Contract terminated October 31, 2004.
[3]	Represented less than 1% of our revenues in 2004.

Our clients include the global market leaders in each segment that we serve. We consider our client relationships to be a key strength. We have a history of client renewals, and a history of signing long-term contracts with our clients. We believe this is testimony to our ability to forge strong, lasting relationships with clients to create joint long-term value. Four examples of our deep and long-standing client relationships are below.

•	American Airlines: American Airlines is the largest airline in the world. Our relationship began in December 2002, and our current five-year contract is effective through the end of 2007. We provide transaction processing services to American Airlines through TRANXACT, primarily focused on exception handling and document distribution. We provide these services for all reservations booked directly with American Airlines, either through their reservations centers or on their website. In April 2004, we deployed SELEX technology to track and improve the workflow management processes. During the first two years of our agreement, we have regularly exceeded our contracted service level agreements.

•	American Express: American Express is the world’s largest travel management company, as ranked by Travel Weekly in 2003. We began our relationship with American Express in July 2000 with a five-year agreement to provide transaction processing through CORREX, subsequently amended through June 2006. During the past five years, we have continuously expanded our relationship. For example, we signed an agreement for American Express to act as a distributor of our online booking solution, RESX, in 2003. We have also recently grown our relationship to provide mid-office processing in Europe and to provide data consolidation and reporting for the German market through DATATRAX. Over the course of our relationship, our CORREX transactions have grown from approximately 50,000 in 2000 to more than 11 million in 2004.

•	Citibank: In 1998, we established a relationship with Citibank, a subsidiary of Citigroup, to provide global travel agency data consolidation. In 2002, we engaged in a pilot project to consolidate corporate purchasing card and travel data on behalf of Citibank Commercial Cards. Citibank Commercial Cards supports many of the largest corporations in the world, typically those with net revenues in excess of $1 billion. Following the successful pilot project, we entered into a three-year agreement in January 2003 to provide DATATRAX global transaction and credit card data consolidation and warehousing, file delivery for financial reconciliation, and expense management to support corporate credit cards issued by Citibank. In July 2003, we expanded the relationship to host a database for Citibank and provide them with an online reporting tool for use by their corporate and U.S. federal government clients. Due to the success of the program, Citibank increased the number of users accessing the reporting product from 5,000 to 10,000 during 2004. Our data integration relationship with Citibank has expanded from approximately 12.6 million transactions in 2002 to more than 60 million transactions in 2004.

•	Expedia, Inc.: Expedia, a subsidiary of IAC/InterActiveCorp, is the world’s largest online travel agency as ranked by PhoCusWright. We first launched a new service to support Expedia.com, a subsidiary of Expedia, when the company launched their travel service in 1996 and have been a key strategic partner to Expedia ever since. We renewed our contract with Expedia.com in 2000, and signed a seven-year extension in 2003, which takes our current contract through 2010. In addition to transaction processing provided through CORREX and TRANXACT, we also provide technology tools through SELEX used by agents in all Expedia owned and contracted customer support centers. In the past 24 months, we have received new transaction processing business from Expedia including packages, corporate travel, and cruises. Our customers include Expedia’s businesses in the United States, Canada, Germany, Italy, and the United Kingdom.

In addition to developing strong client relationships, we also seek business partnerships or alliances designed to complement or enhance our product and service offerings, or to provide access to new sales channels or clients. Two recent examples of these relationships are the agreement we signed in March 2005 with AgentWare, Inc., a provider of search and booking technology, to provide access to additional airfare content to our clients, and the agreement we signed in June 2005 with G2 SwitchWorks Corp., an alternative to traditional GDSs, to allow our clients access to supplier inventory in the G2 SwitchWorks network.

Sales and Client Services

Our Sales and Client Services organization is responsible for new revenue generation as well as the maintenance and growth of our existing client relationships. In the travel industry, we market and sell our suite of services to clients through strategically chosen distributor, or reseller, partners and alliance partners. The distributors aggregate transaction volume in the market by deploying our products and services for large numbers of consumers or corporations. We also engage in limited direct selling on a case-by-case basis.

We are focused on transaction processing and data integration revenue growth opportunities with our existing clients as well as with prospective clients because we believe that these areas hold the greatest potential for our future growth. Many of our existing clients are experiencing transaction growth due to the shift to online travel, consolidation of travel agencies, or direct selling by travel suppliers. In addition, many our existing clients do not yet utilize all of our products and services.

We manage our client relationships with a number of recurring processes. To each client we assign a client services executive as the single point of contact to manage all of our products, services, and processes. We manage and reward our client services team based on client satisfaction, scope of service expansion, and revenue growth. The processes also include Quarterly Business Reviews, or QBRs, monthly service reports, data reporting portals, and client satisfaction surveys.

Marketing

We perform targeted marketing activities in the business segments that we serve to enhance awareness of our brand, products and services, support distributors’ reselling efforts, and generate leads with new prospects and alliance partners. Our marketing activities are designed to educate clients, their customers, and potential clients about the benefits of our services in the rapidly changing travel industry. The activities include trade shows, seminars and conferences, speaking engagements, public relations events, relationships with recognized industry analysts, and our website. For example, for the past three years, our President and Chief Executive Officer has served as the Chairman of the Masters Program, an executive forum for the corporate travel industry.

We manage and develop relationships with current clients, consultants, and technology partners to assist us in marketing our services and to enhance our solutions management and technology development efforts. In particular, we collaborate with our technology partners on marketing strategies and joint selling efforts.

Solutions Management and Technology Development

Our Solutions Management group supports the growth of our offerings by defining, enhancing, and advancing our technology-based products and services. We assign a lead solution manager to each of our products and services. These managers interface with our internal operations, our clients, market and industry leaders, and target clients to determine development and service priorities for our offerings. This team plays a critical role in supporting the planning and delivery of our technology development efforts by communicating with our clients and determining market drivers. By providing competitive and market analysis, this group assists in evaluating and promoting opportunities within emerging markets as well.

We currently have over 150 personnel in our information technology and application development departments. Our technology development teams are a combination of onshore and offshore resources that allow us to provide a continuous development environment. To augment our technology development resources in the U.S., we have recently begun hiring developers in our Bangalore, India, operation. We use a wide range of technologies, including Java, Perl, C++, .NET, BEA, Oracle, DB2, and MicroStrategy. As part of the growth plans for our products and services, we continue to evaluate ways to consolidate and integrate our technology platforms. To ensure consistency in our development lifecycle, we have developed defined methodologies for technology development and releases.

Information Technology

Supported Technologies

Our infrastructure consists of a number of hosted technology platforms, including web servers, interfaces to various third party vendors, and databases. Using this open architecture system, we connect to several third party systems in a variety of ways, using multiple applications and technologies. We are able to effectively manage differing systems by using a dynamic library that eliminates the need for development staff to know supplier-specific formatting. In addition, we maintain a rules repository containing all business logic for our transaction processing rules engine, a workforce automation and monitoring application, a fares, commissions, and penalties database, and a library of data filters to support our data processing model.

Data Center

We use a combination of internal and third-party data center facilities for hosting our critical business applications. The physical infrastructure of our facilities includes the following technical capabilities: continuously available power through redundant universal power supply systems and diesel generators, consistent environmental controls through redundant heating, ventilation, and air conditioning systems, raised floors and early warning fire detection systems, closed-circuit television cameras recording all data center activity, and multiple security checkpoints to limit access to our data centers.

We provide disaster recovery as the first-phase response subsequent to an event that will ultimately lead to system and operational restoration. Our disaster recovery plans are product and client specific, providing detailed processes for an incident response team to quickly assess the systems and operations after an event and begin the recovery process. Each of our five hosted products and services has a customized plan that provides for the needs of the incident response team, from initial escalation procedures to system restoration.

Business continuity is our structured approach to diverting our services during the recovery process to maximize uninterrupted service to our clients. Our plans are product and client-specific and are developed to meet various requirements. The key customer service performance measurement for business continuity is availability, typically defined in a client service level agreement, or SLA. Availability also includes specific times the systems will be unavailable due to scheduled downtime to allow for system backups, hardware maintenance or upgrades, software changes or operating system upgrades, or configuration. Defining both the times and the operations performed during those windows in the SLA allows our information technology group to build, use, and maintain its systems while minimizing cost and maximizing economic benefit.

Security and Data Privacy

We are committed to protecting the security of our clients’ and their customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to limit the potential of unauthorized users from entering our network. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We use a combination of off-the-shelf and proprietary authentication technology to ensure that the integrity of our data is not compromised. Our information security team also coordinates internal and external audits. Internal audits are conducted semi-annually. External audits are conducted at our client’s request, or by potential clients prior to contract negotiations. In addition, we maintain a comprehensive information systems security policy that provides guidelines for protecting clients’ data and information, safeguarding our proprietary information, reporting security incidents, and policies for administrative controls of end user access to computing resources.

Technical Support

We have a dedicated technical support staff that is available 24 hours a day by telephone and by email to respond to client problems and emergencies. We have enacted change management processes to effectively document new technical issues that arise in order to train our personnel to effectively prevent or more rapidly respond to future client issues.

Scalable Architecture

Our software applications are designed and engineered to meet the diverse needs of our clients. For example, DATATRAX has been used to service clients with as few as several thousand transactions annually to as many as 62 million annually. All of our products are designed for use on a variety of platforms accepting multiple forms of data. We support load-balancing through the deployment of additional application servers running on widely available hardware. Our processing programs have a dedicated transaction processing server to provide high availability for large volumes of transaction processing.

Data Connectivity

Integration with third party vendors, such as GDSs, is performed in a variety of ways depending on the offering of that vendor. We interface with these vendors using structured messaging, web-based applications and through gateways. Structured messaging allows faster processing time and more reliable results as requests and responses are well-formed. Utilization of such services allows communication over the Internet which eliminates the need for costly lines to be maintained on site. We also interface with alternative sources for reservation information, such as alternative GDS providers, which allow us direct access to their inventory.

Competition

We have different competitors in each category of services that we offer. The market for transaction processing for the travel industry is new and continues to evolve as more agencies and suppliers look to outsource these data-intensive and costly processes. Currently, the marketplace for transaction processing services for the travel industry is comprised primarily of in-house solutions and operations residing mostly on legacy systems at travel agencies. All of the GDSs provide their own booking solution.

Our competition comes from or is anticipated to come from the following sources:

•	in-house operations of prospective or existing clients;
•	traditional travel service providers including travel agencies;
•	operators of reservation systems;
•	information technology service firms building customized solutions;
•	teleservice companies introducing online customer support capabilities; and
•	enterprise software companies adding travel management functionality to their products.

We believe competition in the transaction processing services arena occurs primarily on the basis of the following criteria:

•	scalability;
•	independence;
•	breadth of services;
•	required investment in hardware or software;
•	accuracy and reliability;
•	speed;
•	price;
•	customer support levels;
•	flexibility to interface with multiple travel agencies and systems; and
•	time required for deployment of solutions.

The data integration services we offer are substantially tied to travel and travel-related processes. We compete against many of the traditional providers in this category. Companies offering such services include Ascential Software Corporation, which is being acquired by International Business Machines Corporation, Informatica Corporation, and SAS Institute Inc. We believe competition in the data integration industry occurs primarily on the basis of the following criteria:

•	ability to integrate with a client’s existing internal and external systems;
•	required investment in hardware or software;
•	price;
•	accuracy and reliability;
•	independence;
•	time required for deployment of solutions;
•	breadth of services; and
•	scalability.

As the market for both data processing and data integration grows, we believe a number of companies will increase their efforts to develop products and services that will compete with ours. It is also possible that new competitors or alliances among our competitors and potential clients may emerge and rapidly acquire significant market share.

Intellectual Property

We are constantly developing new technology and enhancing existing proprietary technology. We have no issued patents, although we filed a provisional patent application on March 29, 2005 for one of our technologies. We primarily rely on a combination of copyrights, trade secrets, confidential procedures and contractual provisions to protect our technology. Despite these protections, it may be possible for unauthorized parties to copy, obtain or use certain portions of our proprietary technology. Any misappropriation of our intellectual property could have a material adverse effect on our competitive position.

We have registered TRX, ResAssist, and the X logo as U.S. trademarks and/or service marks, and applications to register the Finding New Ways and RESX marks are pending with the U.S. Patent and Trademark Office. We also have a number of applications and registrations on file for various marks in a number of foreign countries.

There are no assurances that our applications to register such trademarks or patent will be successful. We have no knowledge of any infringement or any prior claims of ownership of trademarks or patents that would materially adversely affect our current operations. We pursue and intend to continue to pursue registration of our trademarks whenever possible and to vigorously defend our proprietary rights against infringement or other threats to the greatest extent practicable under the laws of the U.S. and other countries.

Government Regulation

The laws and regulations applicable to the travel industry affect us and our clients. We must comply with laws and regulations relating to the sale and fulfillment of travel services. In addition, many of our clients and reservation systems providers are heavily regulated by the U.S. and other governments. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our clients and reservation systems providers.

We are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services, as well as other laws and regulations aimed at protecting customers accessing online or other travel services, could be extended to us in the future. In certain states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state’s restitution fund.

We must also comply with laws and regulations applicable to online commerce and businesses in general. Currently, few laws and regulations directly apply to the Internet and commercial online services. Moreover, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of operations.

In addition, in the aftermath of the terrorist attacks of September 11, 2001, government agencies have been contemplating or developing initiatives to enhance national and aviation security, including the Transportation Security Administration’s Computer-Assisted Passenger Prescreening System, known as CAPPS II and its successors. These initiatives may result in conflicting legal requirements with respect to data handling. As privacy and data protection has become a more sensitive issue, we may also incur legal defense costs and become exposed to potential liabilities as a result of differing views on the privacy of travel data. Travel businesses have also been subjected to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of passenger information. It is expected that our business will continue to be impacted by privacy and data protection legislation.

We may be impacted by regulations affecting issues such as exports of technology, telecommunications and electronic commerce. Our business may be affected if regulations are adopted in these areas. Any such regulations may vary among jurisdictions. We believe that we are capable of addressing these regulatory issues as they arise.

In addition, we are subject to a broad range of federal, foreign, state, and local laws and regulations relating to the pollution and protection of the environment, health and safety, and labor. Based on continuing internal review and advice from independent consultants, we believe that we are currently in substantial compliance with applicable environmental requirements and health and safety and labor laws. We do not currently anticipate any material adverse effect on our operations, financial condition, or competitive position as a result of our efforts to comply with environmental requirements.

Congress, the U.S. Department of Transportation and other governmental agencies have under consideration and may consider and adopt new laws, regulations, and policies regarding a variety of matters that could affect our business or operations. We cannot predict what other matters might be considered in the future by Congress, the U.S. Department of Transportation or such other agencies, nor what the impact of this regulation might be on our business.

Numerous jurisdictions globally have privacy and data protection legislation, including the E.U. through its Data Protection Directive (and implementing statutes of this Directive in the E.U. Member States). This legislation is intended to protect the privacy of personal data that is collected, processed and transmitted in or from the governing jurisdiction. Enforcement takes place under the force of national legislation of the E.U. Member States.

Employees

As of June 30, 2005, we had 1,488 employees, of which 837 were located in North America and 651 in Europe. None of our employees are represented by a labor union, although our German operations are subject to German laws requiring, among other requirements, a workers counsel. We have never experienced a work stoppage and believe our relationship with our employees is good.

Through a relationship with Siemens Shared Services, LLC, our operations in India consist of an additional 161 persons, employed by Siemens but directed by us.

Legal Proceedings

We expect to be a party from time to time to certain routine legal proceedings arising in the ordinary course of our business. Although we are not currently involved in any litigation that we expect will have a material adverse effect on our financial condition and results of operations, we cannot accurately predict the outcome of any such proceedings in the future.

Properties

Our headquarters are located in Atlanta, Georgia. We lease a total of approximately 306,000 square feet globally. The following are the locations of our principal leased facilities.

Property Location	Floor Space	Expiration of Lease Term
	(square feet)
Atlanta, Georgia	80,757	October 2008
Orangeburg, South Carolina (1)	36,785	December 2008
Dallas, Texas	35,048	February 2006
Milton, Florida	24,000	December 2006
Berlin, Germany	19,065	March 2006
Leicester, United Kingdom	17,827	July 2007
Tysons Corner, Virginia	14,537	September 2011
Parkersburg, West Virginia	14,173	December 2005
McLean, Virginia	5,840	February 2006
Crawley, United Kingdom (2)	5,507	July 2005 (3)

(1)	In February 2005, we announced the closure of this facility effective April 30, 2005.
(2)	Pursuant to shared services agreement with Hogg Robinson.
(3)	Lease renewal currently under negotiation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and members of our board of directors, as of July 31, 2005.

Name	Age	Position
Norwood H. (“Trip”) Davis, III	37	President, Chief Executive Officer and Director
Victor P. Pynn	44	Chief Operating Officer
Lindsey B. Sykes	40	Chief Financial Officer
Peter J. Grover	39	Executive Vice President, Sales & Client Services—Europe
H. Shane Hammond	41	Executive Vice President, Sales & Client Services—North America
Timothy J. Severt	42	Executive Vice President, Administration
Susan R. Hopley	57	Executive Vice President, Emerging Markets
Charles W. Crissman	37	Executive Vice President, Strategic Planning
Johan G. (“Joop”) Drechsel	50	Chairman of the Board, Director
William F. Brindle	44	Director
John F. Davis, III	53	Director
Thomas Klein	43	Director
Michael W. Gunn	60	Director
John A. Fentener van Vlissingen	66	Director
Harry A. Feuerstein (1)	44	Director

(1)	Member of the Board of Directors effective upon the effective date of this offering.

Norwood H. (“Trip”) Davis, III has served as our President and Chief Executive Officer since December 1999 and as a director since January 2000. Previously, from February 1998 until November 1999, Mr. Davis was the Senior Vice President and General Manager of the Travel Industry Practice Group at iXL, Inc., and was the CEO and co-founder of Green Room Productions, LLC, a San Francisco-based leader in Web development and technology integration for the travel industry, from July 1995 until it was acquired by iXL, Inc., in February 1998. Prior to founding Green Room, Mr. Davis worked for Landmark Communications in new ventures. Mr. Davis earned a BA from Dartmouth College and an MBA from the Darden School at the University of Virginia.

Victor P. Pynn joined TRX in November 2003 to lead our global expansion efforts. He was promoted to Executive Vice President, Global Solutions & Information Technology in April 2004 and to Chief Operating Officer in March 2005, the position he currently holds. Prior to joining TRX, Mr. Pynn held a variety of senior positions at American Express in the Finance, Human Resources, and Operations departments from 1988 to 2003. Mr. Pynn is a graduate of Seneca College of Applied Arts & Technology in Toronto, Canada and is a Certified General Accountant.

Lindsey B. Sykes joined TRX in October 2000 as Senior Vice President, Finance. Promoted to Executive Vice President in 2002 and Chief Financial Officer in March 2005, the position he currently holds, Mr. Sykes has responsibility for accounting, planning, corporate development, and investor relations. From 1988 until 2000, Mr. Sykes held various positions, including senior management positions, with Arthur Andersen LLP, where he advised on public and private financings, mergers and acquisitions, joint ventures, and internal controls. Mr. Sykes earned a BBA from the University of Georgia and is a Certified Public Accountant.

Peter J. Grover joined TRX in July 2000 to establish its European operations, and serves as our Executive Vice President, Sales & Client Services—Europe. Prior to joining TRX, Mr. Grover was the General Manager for Sales and Marketing for Galileo in the UK. While at Galileo, Mr. Grover was actively involved in the transition from British Airways ownership to Galileo International ownership. Previously, Mr. Grover held senior management positions with Amadeus and United Airlines, based in the UK and mainland Europe. Mr. Grover earned an MBA from Kingston Business School in London.

H. Shane Hammond joined TRX in October 2002 to manage a key client relationship, and was promoted to Vice President, Client Services in December 2003. As our Executive Vice President, Sales & Client Services— North America, Mr. Hammond oversees client relationships and sales initiatives for North American based clients and prospects. Immediately prior to joining TRX, Mr. Hammond spent nine years with Carlson Wagonlit XTS, serving as President and Partner for the last six of those years managing all operational, marketing, and personnel activities with an emphasis on new business development and strategic planning. Mr. Hammond earned his BBA and MBA from Texas Tech University.

Timothy J. Severt joined TRX in February 2000 as our Executive Vice President, Administration. Prior to joining TRX, he served as Executive Vice President and Chief Administration Officer at WorldTravel Partners. Prior to WorldTravel, Mr. Severt was a Senior Analyst at CGR Advisors, a real estate management company, and a Certified Public Accountant and Manager in the Business Consulting Division of Arthur Andersen LLP. Mr. Severt earned a BS in Business Administration from the University of North Carolina.

Susan R. Hopley has served as our Executive Vice President, Emerging Markets since August 2003. She joined TRX in November 1999 via the acquisition of her company, International Software Products (ISP), which she founded in 1993. Prior to founding ISP, Ms. Hopley worked for the Maritz Travel Company for seven years, holding various senior management roles from Area General Manager to Vice President of International Sales. In 1986, Ms. Hopley sold Maritz her interest in Travel Counselors International, a regional travel agency based in Washington, D.C. Between 1969 and 1975, Ms. Hopley taught at Carolina Friends School and Sidwell Friends School, serving on the National Council of Quaker Schools. Ms. Hopley earned an A.G.S.M. from Guildhall, London University, and a MA from the University of Georgia.

Charles W. Crissman joined TRX in May of 2000 to manage our Expedia business relationships and was promoted to Vice President, Client Services in September 2002. As our Executive Vice President, Strategic Planning, Mr. Crissman has responsibility for business planning and strategy, product and service development and pricing. Prior to joining TRX, he held operational and management positions with Maritz Travel Company, Production Group International (PGI) and Off the Beaten Path, a specialty adventure travel company. Mr. Crissman earned a BA from Trinity College and an MBA from the Darden School at the University of Virginia.

Johan G. (“Joop”) Drechsel has served as our Chairman since April 2005 and a director since October 2002. He joined BCD Holdings N.V. in 2001, and has served as the Chief Executive Officer since 2003. Prior to joining BCD in 2001, Mr. Drechsel served for three years as a member of Royal Dutch Telecom’s executive board, responsible for mobile telephony, Internet, strategy, mergers and acquisitions and corporate client relations. He began his international business career with Royal Dutch/Shell, working for 15 years in various management positions. Mr. Drechsel is on the board of directors of Versatel N.V. and Eneco Holding N.V. Mr. Drechsel was born in Holland, studied Economics in Rotterdam and furthered his education at Michigan State University.

William F. Brindle has served as a director since October 2002. He has been Business Technology Director at Hogg Robinson plc since 2002. Mr. Brindle joined Hogg Robinson plc in 1998 as Head of Technology for BTI Central and was later promoted to Managing Director E-Business. Mr. Brindle started his career in the travel industry in 1981, and has held various positions in airline distribution technology.

John F. Davis, III has served as a director since January 2000. He has served as Chairman and Chief Executive Officer of Dallas-based Pegasus Solutions, Inc. since 1989 (Nasdaq: PEGS). Mr. Davis also co-founded the toll-free ordering company, 800-FLOWERS and founded a telemarketing company, ATC Communications. From 1979 to 1983, Mr. Davis also was president of Mid-South Drilling Company. Mr. Davis is on the board of directors of Pegasus Solutions and is on the Board of Trustees of Texas Christian University in Fort Worth, Texas. Mr. Davis holds a BBA from Texas Christian University.

Michael W. Gunn has served as a director since June 2003. He retired in September 2002 as American Airline’s Executive Vice President—Marketing and Planning, a position he held since January 2000. Prior to this, Mr. Gunn had served in various positions with American Airlines since 1970. As Executive Vice President—Marketing and Planning, he had overall responsibility for sales, corporate communications, advertising and promotion, the frequent flyer program, pricing, marketing planning, capacity planning, schedules and customer service activities including reservations, flight attendants, consumer relations, consumer research, and food and interior aircraft design. Mr. Gunn earned both his BBA and MBA from the University of Southern California.

Thomas Klein has served as a director since March 2002. He was elected Executive Vice President of Sabre Inc. in January 2005 and has been Group President of the Sabre Travel Network and Sabre Airline Solutions businesses since July 2004. Prior to this appointment, Mr. Klein served in various positions with Sabre Holdings Corporation since 1988. Before joining Sabre Holdings Corporation, Mr. Klein held a variety of sales, marketing, and operations positions at American Airlines and Consolidated Freightways, Inc. He earned a BS in Business Administration from Villanova University.

John A. Fentener van Vlissingen has served as a director from January 2000 to October 2002 and since April 2005. He founded BCD Holdings N.V., which focuses on the travel industry and niche markets in financial services, in 1975 and served as its Chief Executive Officer until 2003. He is Chairman of the Board of Directors of BCD Holdings N.V., and Business Travel International, the world’s largest alliance of business travel management companies. He is Vice-Chairman of the Supervisory Board of Directors of SHV Holdings, the largest privately owned company in the Netherlands, and is a co-founder and Advisory Board Member of Noro-Moseley Partners, a U.S. venture capital firm headquartered in Atlanta. Mr. van Vlissingen also serves on numerous other boards of directors internationally. Prior to founding BCD, he was a partner with Pierson, Heldring & Pierson, a private banking firm headquartered in the Netherlands.

Harry A. Feuerstein will be elected as a director effective as of the completion of this offering. Mr. Feuerstein has been the Chief Financial Officer of Siemens One since January 2004. Prior to joining Siemens One, Mr. Feuerstein spent two and one half years with Siemens Shared Services, first as Vice President, Business Development and Marketing and then as Chief Financial Officer. Prior to joining Siemens Shared Services in 2001, Mr. Feuerstein served as the Managing Director and Principal of CFx group, a strategy firm and holding company focusing on providing strategic planning and implementation and financing for start-up companies. Mr. Feuerstein also served as a managing director and principal of National Capital Companies, an investment banking firm. Mr. Feuerstein earned an MBA in Finance and Accounting from Hofstra University and a BA in Economics and Politics from Washington and Lee University. He also spent 13 years as an officer in the U.S. Army Reserves.

Composition of the Board of Directors

Upon completion of this offering, in order to facilitate our transition to a publicly traded company, we expect that Messrs. Brindle and Klein, who are employed by shareholders who may sell shares of our common stock held by them in this offering, will resign as directors and Mr. Feuerstein will join our board, which then will consist of six persons. We intend for our board ultimately to consist of seven persons, at least a majority of whom will satisfy the independence requirements of the Nasdaq National Market. Consequently, we intend to appoint one additional director following the completion of this offering. Directors are elected at the annual meeting of shareholders by a plurality of the votes entitled to vote in the election of directors and hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified, or until their death, resignation or removal. During the intervals between annual meetings of shareholders, any vacancy occurring in the board of directors caused by resignation, removal, death or other incapacity, and any newly created directorships resulting from an increase in the number of directors, will be filled by a majority of the directors then in office, whether or not a quorum is present. After the filing of our amended and restated articles of incorporation upon the completion of this offering, each director chosen to fill a vacancy shall hold office for the unexpired term in respect of which such vacancy occurred. Each director chosen to fill a newly created directorship shall hold office until the next election of directors. No family relationships exist among any of our directors or executive officers.

Board Committees

We are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will have an audit committee and a compensation, corporate governance, and nominating committee. We will adopt new charters for the audit committee and the compensation, corporate governance, and nominating committee, prior to the completion of this offering.

Audit Committee

Upon completion of this offering, the audit committee will consist of Messrs. Davis, Drechsel and Feuerstein, each of whom is financially literate. Messrs. Davis and Feuerstein satisfy the independence requirements of the Nasdaq National Market.

The audit committee assists our board of directors in its oversight of, among other things:

•	the integrity of our financial statements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. In addition, the audit committee must approve any related-party transaction entered into by us.

Compensation, Corporate Governance and Nominating Committee

Upon completion of this offering, the compensation, corporate governance and nominating committee will consist of Messrs. Davis, Drechsel and Gunn. The functions of this committee will include:

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	recommending to our board qualified candidates for election to our board of directors;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to our board regarding governance matters, including our articles of incorporation, bylaws, and charters of our committees; and

•	developing and recommending to our board governance and nominating guidelines and principles applicable to us.

We will adopt charters for the audit committee and the compensation, corporate governance and nominating committee. Prior to the completion of this offering, we will make each of these documents available on our web site at www.trx.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation, corporate governance and nominating committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Board Compensation

After this offering, we expect that each non-employee director will receive a $50,000 retainer for the year of this offering and annually thereafter. The Chairman of each of our audit committee and our compensation, corporate governance and nominating committee will receive an additional $10,000 annual retainer. Additionally, at the time of this offering, each non-employee director will receive an award of options to purchase 25,000 shares of our common stock (40,000 shares for the Chairman of the Board). In addition, we reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. Non-employee directors are eligible to participate in our 2000 Stock Incentive Plan at the discretion of the full board of directors.

Executive Compensation

The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2004. These five executive officers are referred to as the named executive officers in this prospectus.

Summary Compensation Table

	Annual Compensation
					Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation		Securities Underlying Options	All Other Compensation
Norwood H. (“Trip”) Davis, III President & Chief Executive Officer and Director	$369,031	$375,000	$185,079	(2)	—	$4,397	(3)
Victor P. Pynn Chief Operating Officer	213,404	100,000	—		40,000	6,300	(4)
Lindsey B. Sykes Chief Financial Officer	217,312	85,000	—		35,000	6,300	(4)
Timothy J. Severt Executive Vice President, Administration	222,437	85,000	—		25,000	6,300	(4)
Scott R. Hancock (1) Former Executive Vice President, Operations	259,615	70,000	—		—	6,000	(4)

(1)	Mr. Hancock served as our Executive Vice President, Operations, through December 31, 2004, and has resigned from his employment effective April 30, 2005.
(2)	Includes $156,000 in reimbursement for interest payments on a third-party loan, a gross-up payment of $17,079 for tax liability for the interest paid on the third-party loan and $12,000 for an automobile allowance.
(3)	Amount represents reimbursement of life insurance premiums paid by Mr. Davis.
(4)	Amounts represent the estimated 401(k) plan matching contributions by us based on deferrals made by each individual in the 401(k) plan in 2004.

Stock Options

The following table sets forth information regarding the number and terms of stock options granted to the named executive officers during the fiscal year ended December 31, 2004. Included in such information, in accordance with the rules and regulations of the SEC, is the potential realizable value of each option granted, calculated using the 5% and 10% option pricing model. The percentage of total options granted to the named executives set forth below is based on an aggregate of 180,000 shares subject to options granted to our employees in 2004. The options were granted at or above fair market value as determined by the board of directors on the date of grant.

Option Grants In Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date
Name					5%	10%
Norwood H. (“Trip”) Davis, III	—	—	—	—	$—	$—
Victor P. Pynn	15,000	8.3%	11.03	2/10/2014	104,051	263,685
	25,000	13.9%	12.24	4/15/2014	192,442	487,685
Lindsey B. Sykes	35,000	19.4%	11.03	2/10/2014	242,785	615,264
Timothy J. Severt	25,000	13.9%	11.03	2/10/2014	173,418	439,474
Scott R. Hancock	—	—	—	—	—	—

(1)	The options vest 25% per year beginning on the first anniversary of the date of grant, until fully vested.
(2)	Amounts represent hypothetical gains assuming exercise at the end of the option term and assuming rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee’s continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth option exercises by the named executive officers during the fiscal year ended December 31, 2004, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by options (both exercisable and unexercisable) as of December 31, 2004 and (ii) the respective value for “in-the-money” options, which represents the positive spread between the exercise price of existing options and the fair market value of our common stock at December 31, 2004, as determined by the board of directors.

Aggregated Option Exercises In Last Fiscal Year

And Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of the Unexercised In-the-Money Options at Fiscal Year-End (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Norwood H. (“Trip”) Davis, III	70,000	$207,200	—	—	$—	$—
Victor P. Pynn	—	—	—	40,000	—	18,150
Lindsey B. Sykes	—	—	22,500	42,500	65,025	64,025
Timothy J. Severt	—	—	40,000	25,000	115,600	30,250
Scott R. Hancock	—	—	72,000	48,000	347,280	106,320

(1)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the estimated fair market value of our common stock as of December 31, 2004 of $12.24 per share, as determined by the board of directors, less the aggregate exercise price.

Stock and Benefit Plans

TRX, Inc. Omnibus Incentive Plan

We expect that effective upon the closing of this offering, our board of directors will adopt an amendment and restatement of the TRX, Inc. 2000 Stock Incentive Plan, renaming the plan as the TRX, Inc. Omnibus Incentive Plan. The amendment and restatement increases the number of shares authorized for issuance under the plan by 2,000,000 shares to an aggregate 3,300,000 shares, and adds additional types of awards that may be granted, as well as other changes.

The Omnibus Plan will be administered by a committee appointed by our board of directors. Among other powers and duties, the committee will determine eligibility and select participants and establish the terms and conditions of all awards. The committee will be permitted to delegate its authority under the Omnibus Plan, and has delegated to the Chief Executive Officer its authority to grant awards to non-officers.

The Omnibus Plan permits grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards. Our employees, non-employee directors, consultants and advisors may receive awards under the Omnibus Plan, although there are limits under certain circumstances to grants that may be made to a single employee in a calendar year. Stock appreciation rights may be settled in stock, cash or a combination of stock and cash. Unless the committee determines otherwise for a nonqualified stock option, the exercise price of each option, and the base value of each stock appreciation right granted under the Omnibus Plan will be at least 100% of the fair market value of a share of our common stock on the date of grant. Restricted stock, restricted stock units, performance shares and performance units are subject to such conditions and restrictions as the committee may establish, and are settled in cash or stock, depending on the form of the award. Unless the committee determines otherwise, holders of restricted stock units, performance shares and performance units receive dividend credits when we declare a dividend on our common stock.

The committee, in its discretion, may accelerate vesting of any award or waive any restrictions with respect to any award at any time. Vesting generally accelerates automatically, upon termination of service due to death or disability, and upon a change of control. Our board of directors may amend or terminate the Omnibus Plan; however, no such amendment or termination may adversely affect a participant’s outstanding award without that participant’s consent, or unless required by law, and any award agreement at any time, but no award agreement may be amended to reprice any award.

Employee Stock Purchase Plan

Our board of directors has approved an amendment and restatement of the TRX, Inc. Employee Stock Purchase Plan, or ESPP, to become initially effective as of the first day of the first calendar quarter immediately following the first day of open trading of our common stock on the Nasdaq National Market or a national exchange, subject to shareholder approval.

The ESPP will be administered by a committee appointed by our board of directors. A total of 500,000 shares of our common stock are reserved for issuance under the ESPP, subject to equitable adjustment by the committee in the event of stock splits, recapitalizations and other similar corporate events.

All of our employees will be eligible to enroll in the ESPP after 90 days of employment, except that the following employees will be excluded: (i) employees who are regularly scheduled to work twenty hours or less per week, (ii) employees who are regularly scheduled to work less than five months in a calendar year, and (iii) employees who would own, at the time of grant of an option to purchase shares under the ESPP, five percent or more of our total combined voting power or value of our stock after purchase under the ESPP, including the shares underlying the option.

The ESPP is designed to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The ESPP provides for consecutive quarterly offering periods (or other periods of not more than five years as determined by the committee) under which participating employees can elect to have amounts withheld from their pay during the offering period and used to purchase our common stock at the end of the offering period. Eligible employees may elect amounts between one percent and ten percent of their pay each payroll period to be applied to purchases under the ESPP, but not more than a total of $15,000 per calendar year. The purchase price of shares under the ESPP will generally be the average of 85% of the fair market value of our common stock over the trading days during the offering period, but not less than the lower of 85% of the fair market value of our common stock at the beginning or end of the offering period. An employee may elect to withdraw from the ESPP at any time, and upon the employee’s death or termination of employment he or she will automatically be removed from the ESPP. Upon withdrawal or removal, the employee will receive a full refund of all amounts credited to the employee under the ESPP that have not been applied to the purchase of stock.

The ESPP will terminate when all shares authorized to be issued under it have been exhausted. The board of directors may discontinue the ESPP at the end of any offering period, and may amend it from time to time. Amendments may be made without stockholder approval, except any amendment increasing the number of shares reserved under the ESPP, changing the class of eligible employees, materially increasing the benefits accruing to employees under the ESPP, or as otherwise required by Section 423 of the Code.

2000 Stock Incentive Plan

Our 2000 Stock Incentive Plan was adopted by the board of directors in February 2000. We have reserved a total of 1,300,000 shares of common stock for issuance under the Stock Incentive Plan. As of February 28, 2005, 60,380 shares of common stock remain available for issuance under the Stock Incentive Plan. The Stock Incentive Plan provides for the grant to our employees, our nonemployee directors, key management employees of our affiliated companies, and our consultants and advisors. Our employees are eligible for both incentive stock options qualifying as such under the Internal Revenue Code and nonqualified stock options, and the nonemployees are only eligible for nonqualified stock options.

The Stock Incentive Plan is administered by the Executive Committee of the board of directors. The Executive Committee determines to whom the options will be granted, the option price of the shares covered by the option, the manner in which options are exercisable and the time or times at which options will be granted. The option price of any incentive stock option will be the fair market value of the common stock on the date the option is granted, as determined by the Executive Committee. The Executive Committee may determine the option price of nonqualified options below fair market value. However, the exercise price of incentive stock options granted to an optionee who owns stock representing more than 10% of the voting power of our outstanding capital stock (a “ten percent owner”) must equal at least 110% of the fair market value of the common stock on the date of grant. Payment of the exercise price must be paid in cash or in other consideration determined by the Executive Committee.

The Executive Committee determines the term of options. The term of any stock option granted under the Stock Incentive Plan may not exceed ten years; provided, however, that the term of an incentive stock option may not exceed five years for ten percent owners. Unless otherwise determined by the Executive Committee, the expiration date of the option is the earlier of (i) the ten year anniversary of the date of the grant, (ii) one year after the optionee’s death or disability, (iii) immediately upon termination of employment for cause, or (iv) 30 days after any other termination of employment. Options granted under the Stock Incentive Plan may not be transferred by the optionee other than by will or the laws of descent or distribution unless the Executive Committee approves a transfer to an immediate family member, a family trust, or a family limited partnership.

Options granted under the Stock Incentive Plan become exercisable in 20% increments over five years, unless otherwise specified by the Executive Committee in the option agreement. Options are fully exercisable upon the optionee’s death or disability. The Executive Committee may accelerate exercisability at any time. The Stock Incentive Plan provides that an option must be exercised for a minimum of 100 shares, unless the total number of shares under the option is less than 100 shares, in which case the option must be exercised for the remainder. Upon the exercise of an option, the optionee will be required to sign a shareholders agreement.

Any unexercisable stock options will become fully exercisable upon a change in control of TRX. A change in control includes (i) the acquisition by any person of 50% or more of the common stock, (ii) the sale, lease, transfer, exchange or any disposition of all or substantially all of the company’s assets or (iii) a change in the majority of the members of the board within a twenty-four month period.

The board of directors has the authority to amend or terminate the Stock Incentive Plan as long as such action does not adversely affect any outstanding option. Shareholder approval is required for an amendment to increase the number of shares reserved for the Stock Incentive Plan. On or before the completion of this offering, we expect to adopt an amendment and restatement of the 2000 Stock Incentive Plan, with the approval of our shareholders, to bring the plan into compliance with current tax and securities provisions related to publicly-traded companies and to permit a variety of types of grants and awards that will offer our Executive Committee maximum flexibility in designing future executive and director compensation.

401(k) Plan

We maintain a tax-qualified retirement savings plan, or Savings Plan, for the benefit of eligible employees, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, or Code. The Savings Plan allows employees to elect to have part of their compensation contributed to the plan on a tax-deferred basis, and permits us to contribute discretionary matching contributions and additional profit sharing contributions on behalf of participants who are employed as of each December 31. Employees may also contribute additional after-tax amounts from their compensation. Contributions are subject to annual limitations applicable under Code Sections 401(a) and 401(k). Currently, we do not contribute profit sharing contributions to the Savings Plan, and contribute discretionary matching contributions in an amount equal to 50% of each eligible employee’s elective deferrals, up to 6% of the employee’s compensation for the calendar year.

All employees age 21 or older are eligible to participate, except union employees, leased employees, nonresident aliens with no U.S. source income, and employees classified as temporary who do not complete a year of service (generally, 1,000 hours in their first year of employment or in any subsequent calendar year). Employee contributions under the Savings Plan are always 100% vested, and each employee becomes vested in

25% of his or her employer contributions after two years of service, 50% after three years of service, 75% after four years of service, and 100% after completing five years of service. Employees also vest fully upon reaching age 65 or becoming disabled during employment.

Generally, employees may receive a lump sum payment of their Savings Plan benefits after termination of employment. However, prior to termination of employment, the Savings Plan also permits participants to receive hardship withdrawals, take loans from the plan, take withdrawals after reaching age 59 ½ from vested accounts, and take withdrawals of after-tax contributions once per year. Each participant directs the investment of his or her account from among the investment options available under the Savings Plan.

Employment Agreements and Other Arrangements with Named Executive Officers

President and Chief Executive Officer

Mr. Norwood H. (“Trip”) Davis, III, our President and Chief Executive Officer since December 1, 1999, serves pursuant to the terms of an employment contract dated December 31, 2004. The term of the agreement extends until January 3, 2007. Pursuant to the terms of this contract, Mr. Davis’s annual salary is $375,000, which may be increased by the Executive Committee of the board of directors. Mr. Davis is eligible for a discretionary bonus of up to 100% of his annual salary. Additionally, Mr. Davis received the right to receive an option grant under our 2000 Stock Incentive Plan to purchase 300,000 shares of our common stock on the earlier of the date of this offering, in which case the exercise price per share shall be the offering price, and November 1, 2005, in which case the exercise price per share shall be $12.24 per share. The employment contract provides that Mr. Davis is entitled to receive five weeks of paid vacation per year, medical benefits, an automobile allowance in the amount of $1,000 per month, personal life insurance premium reimbursements of up to $15,000 annually, and reimbursement for ordinary business expenses.

Mr. Davis’ employment contract also provides that we will reimburse him for interest payments made by Mr. Davis under a promissory note dated December 30, 2003, as amended on May 9, 2005, in the face amount of $3,652,500 issued by Mr. Davis to Bank of America, N.A. and gross up for any income and employment taxes imputed to him for the reimbursement of the interest payments. A payment in the amount of $1,000,000 is due three days after the consummation of this offering and the remaining $2,652,500 is due December 31, 2005 if this offering is not consummated before December 31, 2005; provided, that if this offering is consummated before December 31, 2005, the remaining $2,652,500 is due seven months after the consummation of this offering; provided, further that if the shares securing the note are subject to Mr. Davis’ lock-up agreements as of the date seven months after the consummation of this offering, the remaining $2,652,500 is due the earlier of three business days following the termination of the lock-up agreements and eight months after the consummation of this offering.

Mr. Davis’ employment contract provides that upon his death or if we discharge Mr. Davis for good cause or because of a disability, we will continue to pay him his base salary up to the date of his termination. If we terminate his employment without good cause during the current term of employment, Mr. Davis also will be entitled to receive the base salary and benefits due to him for the remainder of his employment contract term. If we terminate his employment without good cause during any renewal term, we will either give Mr. Davis six months’ advance notice of the termination or pay him an amount equal to six months’ base salary. If Mr. Davis terminates the agreement upon a “Change of Control” (as defined in the 2000 Stock Incentive Plan), we will continue to pay him his base salary for the remainder of the current term of the contract or any renewal term and a pro rata portion of the promissory note interest payments for the year in which the Change of Control occurs, and any stock options he is scheduled to receive pursuant to the contract will be granted and any stock options granted under the employment contract but not yet vested will become immediately exercisable.

Our employment contract with Mr. Davis includes non-compete, nonsolicitation and confidentiality provisions that restrict him from competing against us, soliciting our customers or employees, or disclosing any of our confidential information for the period up to two years following the termination of his employment. For additional information about agreements relating to our President and Chief Executive Officer, see “Certain Relationships and Related Transactions—Arrangements with our President and Chief Executive Officer.”

Chief Operating Officer

Mr. Victor P. Pynn, our Chief Operating Officer, serves pursuant to the terms of an employment contract dated April 5, 2004, as amended April 27, 2005. The term of the contract extends through April 5, 2007 and will continue until April 5, 2009, unless either party has provided a notice not to renew. Mr. Pynn’s current annual base salary is $275,000. Mr. Pynn is eligible for a discretionary bonus of up to 50% of his base salary. Mr. Pynn is also eligible for an additional discretionary bonus of up to 50% of his base salary based upon his direct involvement in significant new sales to travel management companies. The contract provides that Mr. Pynn is entitled to receive four weeks of paid vacation per year, medical benefits, an automobile allowance of $1,000 per month, and reimbursement for ordinary business expenses. The contract also provides that upon completion of this offering or a sale of all or substantially all of our stock or assets, Mr. Pynn will receive a bonus of 50% of his base salary. This amendment also provides an additional bonus of 50% of Mr. Pynn’s base salary if he remains employed with us through April 5, 2007.

Mr. Pynn’s employment contract provides that upon his death or if we discharge him for good cause or because of a disability, we will continue to pay him his base salary and provide benefits up to the date of his termination. If we terminate his employment without good cause, we will either give him six months’ advance notice of the termination or pay him an amount equal to six months’ salary. If Mr. Pynn terminates his employment with us for any reason prior to the expiration of the term, he shall either give us six months’ advance notice or pay us for all costs and expenses resulting from lack of such notice.

Our employment contract with Mr. Pynn includes non-compete, nonsolicitation and confidentiality provisions that restrict him from competing against us in a certain manner, soliciting our clients or employees, or disclosing any of our confidential information for the period of up to two years following the termination of his employment.

Chief Financial Officer

Mr. Lindsey B. Sykes, our Chief Financial Officer, serves pursuant to the terms of an employment contract dated April 1, 2001, as amended August 5, 2004 and April 27, 2005. The term of the contract, as amended, extends through August 31, 2006. Mr. Sykes’s current annual base salary is $250,000, with a minimum five percent salary increase on each anniversary date of the contract. Mr. Sykes is eligible for a discretionary bonus with a target range of 25% to 50% of his annual base salary. The employment contract provides that Mr. Sykes is entitled to receive four weeks of paid vacation per year, medical benefits, an automobile allowance in the amount of $1,000 per month, a reimbursement bonus for a country club initiation fee, and reimbursement for ordinary business expenses. The contract also provides that upon completion of this offering or a sale of all or substantially all of our stock or assets, Mr. Sykes will receive a bonus of 50% of his base salary.

Mr. Sykes’s employment contract provides that upon his death or if we discharge Mr. Sykes for good cause or because of a disability, we will continue to pay him his base salary and provide benefits up to the date of his termination. If we terminate his employment without good cause during the term, we will either give Mr. Sykes twelve months’ advance notice of the termination or pay him an amount equal to twelve months’ salary plus reimbursement of COBRA health insurance premiums for twelve months. If Mr. Sykes terminates the contract upon a change of reporting person within one year following a Change of Control (as defined in his agreement), we will pay him his salary for twelve months, reimburse him for COBRA health insurance premiums for twelve months or until he obtains comparable health insurance from another employer, whichever is earlier, and shall pay the pro rata portion of any discretionary bonuses due to Mr. Sykes.

Our employment contract with Mr. Sykes includes non-compete, nonsolicitation and confidentiality provisions that restrict him from competing against us in a certain manner, soliciting our clients or employees, or disclosing any of our confidential information for specified time periods following the termination of his employment.

Executive Vice President, Administration

Mr. Timothy J. Severt, our Executive Vice President, Administration, serves pursuant to the terms of an employment contract, dated February 1, 2000, as amended July 1, 2001, November 1, 2002, and April 26, 2005. The initial term of the contract extends through February 1, 2006. Pursuant to the terms of this contract, Mr. Severt’s current annual base salary is $250,000 with a minimum five percent salary increase on each anniversary date of the contract. Mr. Severt is eligible for a discretionary bonus under the terms and conditions of a short-term incentive compensation program. The contract provides that Mr. Severt is entitled to receive five weeks of paid vacation per year and medical benefits. Mr. Severt also receives an automobile allowance in the amount of $1,000 per month and reimbursement for ordinary business expenses. The contract also provides that upon completion of this offering or a sale of all or substantially all of our stock or assets, Mr. Severt will receive a bonus of 50% of his base salary.

Mr. Severt’s employment contract provides that upon his death or if we discharge Mr. Severt for good cause or because of a disability, we will continue to pay him his base salary and provide benefits up to the date of his termination. If we terminate his employment without good cause during the initial term of employment, Mr. Severt will be entitled to receive the base salary and benefits due to him for the remainder of his term of employment. If we terminate his employment without good cause during any renewal term, we will either give Mr. Severt six months’ advance notice of the termination or pay him an amount equal to six months’ base salary. In either case, any stock option previously granted to Mr. Severt pursuant to the contract shall immediately become exercisable.

Our employment contract with Mr. Severt includes non-compete, nonsolicitation and confidentiality provisions that restrict him from competing against us in a certain manner, soliciting our clients or employees, or disclosing any of our confidential information for the period up to two years following the termination of his employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with BCD Technology, S.A.

On November 16, 2001, BCD Technology, S.A. purchased from us a $3,652,022 convertible promissory note. In July 2002, we amended and restated the note to reflect the assignment by BCD Technology, S.A. of $2.6 million of the note to WorldTravel Partners I, LLC, an indirect subsidiary of BCD Holdings, N.V., an indirect parent of BCD Technology, S.A. On December 30, 2004, we amended the note on an arm’s-length basis to increase the annualized interest rate from 7% to 11% and to subordinate it to our senior secured revolving credit facility. We believe the terms of the amended note are on an arm’s length basis because the terms are substantially similar to terms that would have been negotiated if we negotiated the amendment with an unrelated third party. The note, as amended, provides for payment of the outstanding principal balance thereof plus accrued interest on November 16, 2006. The note provides BCD Technology, S.A. the option to convert the note into shares of our common stock at any time prior to the maturity date at a conversion rate of one share of common stock for each $11.03 of principal and accrued and due but unpaid interest through the conversion date, subject to anti-dilution adjustments.

On December 30, 2004, we entered into a revolving credit facility with Bank of America, N.A., which provides for, among other things, a revolving line of credit of up to $10 million. In connection with entering into the facility, BCD Holdings N.V. which is the indirect parent of BCD Technology, S.A., Bank of America, N.A. and TRX entered into a Capital Contribution Agreement dated December 30, 2004, pursuant to which BCD Holdings N.V. has committed to contribute up to $5.0 million in increments of $2.5 million to us, which capital contributions would be made as directed by Bank of America, N.A., upon an Event of Default, as defined in the Capital Contribution Agreement. These funds will be used to first prepay outstanding obligations under the facility, and second, cash collateralize outstanding letters of credit, or otherwise as directed by Bank of America, N.A.

Our Relationship with Hogg Robinson plc and its affiliate Hogg Robinson Holdings BV

Indebtedness. On November 16, 2001, Hogg Robinson Holdings BV, an affiliate of Hogg Robinson plc, purchased from us a $1,039,873 convertible promissory note. The note was amended on an arm’s-length basis December 30, 2004 to increase the annualized interest rate from 7% to 11% and to subordinate it to our senior secured revolving credit facility. We believe the terms of the amended note are on an arm’s length basis because the terms are substantially similar to terms that would have been negotiated if we negotiated the amendment with an unrelated third party. The note, as amended, provides for payment of the outstanding principal balance thereof plus accrued interest on November 16, 2006. The note provides Hogg Robinson Holdings BV the option to convert the note into shares of our common stock at any time prior to the maturity date at a conversion rate of one share of common stock for each $11.03 of principal and accrued and due but unpaid interest through the conversion date, subject to anti-dilution adjustments. Pursuant to an agreement we have entered into with Hogg Robinson Holdings BV and in consideration of a payment by us to Hogg Robinson Holdings BV of $199,268, the note will be converted into shares of common stock and we will issue shares of common stock in satisfaction of accrued interest on such convertible note immediately prior to the closing of this offering.

On January 1, 2004, our subsidiary TRX Luxembourg S.à.r.l. issued a CHF 466,000 ($376,000 as of January 1, 2004) note to Hogg Robinson plc in connection with the purchase of Hogg Robinson Holdings BV’s ownership interest in TRX Central Europe AG. In connection with our purchase of Hogg Robinson’s ownership interest in our subsidiary TRX Europe, Ltd. on January 1, 2004, TRX Europe, Ltd. amended and restated a note in the face amount of £1,653,270 ($2,952,575 as of January 1, 2004) issued to Hogg Robinson plc. Each note provides for payment of the outstanding principal balance thereof as follows (i) one-third of the principal amount then outstanding on January 1, 2005, (ii) one-half of the principal amount then outstanding on January 1, 2006, and (iii) the remainder of the principal amount then outstanding on January 1, 2007. The payment due on January 1, 2005 has been made. Each note also provides that all accrued and unpaid interest thereunder must be paid semi-annually with the first installment due on July 1, 2004 and each subsequent installment due on the six month anniversary of such date. Hogg Robinson plc may accelerate either note and require that all principal and interest due thereunder be paid immediately in the following circumstances (i) immediately prior to our initial public offering, (ii) BCD Technology, S.A. or another company owned or controlled thereby ceases to hold the majority of our voting rights, or (iii) we cease to own, directly or indirectly, the majority of the voting rights in TRX Europe, Ltd. or TRX Luxembourg, S.à.r.l., as applicable. TRX Luxembourg, S.à.r.l. and TRX Europe, Ltd. are each entitled to prepay all or part of their respective notes upon a notice no less than three business days in advance. Interest is computed daily at an annualized interest rate equal to (i) 6.5% with respect to the TRX Luxembourg, S.à.r.l. note, and (ii) one percent above the bank base rate of Barclays Bank plc from time to time with respect to the TRX Europe, Ltd. note. We guaranteed the obligations of TRX Luxembourg, S.à.r.l. and TRX Europe, Ltd. under their respective notes.

Agreements. On January 1, 2004, TRX Europe, Ltd. amended and restated certain agreements it had with Hogg Robinson. Each of the agreements was negotiated on an arm’s-length basis. Pursuant to such agreements, TRX Europe, Ltd. granted Hogg Robinson a license to use one of our software products, the right to obtain software support for such product, the right to obtain software development services, and the right to use service bureau services. In addition, Hogg Robinson agreed to provide certain administrative services such as tax-related services, payroll and human resources, all at arm’s-length pricing. We believe the terms of the agreements and pricing of administrative services between TRX Europe and Hogg Robinson are on an arm’s length basis because the terms are substantially similar to terms that would have been negotiated if we negotiated the terms with an unrelated third party. During the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, we recognized transaction and other revenues of $0.7 million and $1.4 million, respectively, and expenses for shared services of $2.4 million and $3.8 million, respectively, from Hogg Robinson.

Our Relationship with WorldTravel Partners I, LLC and its affiliates

In July 2002, BCD Technology, S.A. assigned $2.6 million of its convertible promissory note to WorldTravel Partners I, LLC. Pursuant to such assignment, we issued a convertible promissory note in favor of WorldTravel Partners I, LLC in the amount of $2.6 million. The note was subsequently amended on December 30, 2004 to increase the interest rate from 7% to 11%. The note, as amended, provides for payment of the outstanding principal balance thereof plus interest on November 16, 2006. The note provides WorldTravel Partners I, LLC the option to convert the note into shares of our common stock at any time prior to the maturity date at a conversion rate of one share of common stock for each $11.03 of principal and accrued and unpaid interest through the conversion date, subject to anti-dilution adjustments. Pursuant to an agreement we have entered into with WorldTravel Partners I, LLC and in consideration of a payment by us to WorldTravel Partners I, LLC of $498,230, the note will be converted into shares of common stock and we will issue shares of common stock in satisfaction of accrued interest on such convertible note immediately prior to the closing of this offering. Our Chairman of the Board, Johan G. Drechsel, is Chief Executive Officer of BCD Holdings N.V., which indirectly owns a majority of our common stock and is an indirect parent of WorldTravel Partners. John A. Fentener van Vlissingen, one of our directors, is the beneficial owner of a majority of the common stock of BCD Holdings N.V.

Shared Services Agreement. Pursuant to an Amended and Restated Shared Services Agreement, effective as of April 1, 2002, we continue to participate as an unrelated employer in the WorldTravel Partners I, LLC Profit Sharing Retirement Plan and Trust, which is a tax-qualified profit sharing and 401(k) retirement plan. We pay our own employee and employer contributions and our per participant administrative costs toward the plan, but WorldTravel continues to provide certain administrative services for that plan. During the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, we recognized expenses of approximately $301,000 and $540,000, respectively, for services under the Agreement.

Services Agreement. In January 2002, we entered into a certain Master Agreement with WorldTravel Partners. This agreement was negotiated on an arm’s-length basis and superceded the following agreements entered into on November 1, 1999 between WorldTravel Partners I, L.L.C. and WorldTravel Technologies, LLC: Master Development Agreement, End User Software License Agreement, OFS Service Bureau/Outsourcing Agreement and Service Bureau Software Services Agreement. We entered into a Master Agreement with WorldTravel Partners under which we (i) provide software development services, (ii) provide non-exclusive licenses to certain software, (iii) process transactions from locations owned or operated by WorldTravel Partners in the U.S. and Canada, (iv) provide access to software residing on our hardware for WorldTravel’s use for internal business purposes, and (v) provide quality services related to online transaction processing for their corporate travel service customers. Additionally, we provide support and maintenance services related to all but the software development services.

The Master Agreement provides that WorldTravel pays us a per-transaction fee as compensation for all services excluding development services. A certain portion of the estimated fees are prepaid on a monthly basis, with a monthly true-up against actual transaction fees. Fees for development services are paid on an installment basis as specified in a delivery order that details the development services to be performed. The fees for development services are potentially subject to penalties and incentives as specified in a particular delivery order. Ownership for any custom software developed as part of the development services is specified in each delivery order. The agreement will terminate on January 1, 2006, unless it automatically renews for an additional one-year term.

On January 1, 2003, we entered into an Application Services and Service Bureau Agreement with WorldTravel Partners. This agreement was negotiated on an arm’s-length basis. Pursuant to this agreement, we process transactions from WorldTravel’s affiliated entities in the U.S. and Latin America and provide access to software on our hardware for the same affiliated entities’ internal use. We provide maintenance and support related to the services. A certain portion of the estimated fees are prepaid monthly, with a monthly true-up against actual transaction fees. The agreement will terminate on January 1, 2006 unless expressly renewed by the parties.

Our wholly-owned subsidiary, TRX Europe Ltd., entered into a CORREX Services Agreement with WorldTravel Holland B.V. This agreement was negotiated on an arm’s-length basis. Pursuant to this agreement, we process transactions from WorldTravel locations in Holland, and we provide maintenance and related support services. WorldTravel pays us both implementation fees and transaction fees. Payments are made in Euros. The agreement’s initial term expires on December 14, 2007. The term will automatically renew for additional one-year periods until terminated.

During the six months ended June 30, 2005 and the fiscal years ended December 31, 2004, 2003 and 2002, we recognized revenues from WorldTravel BTI of $4.3 million, $7.2 million, $6.0 million and $5.5 million, respectively.

Our Relationship with Sabre Investments, Inc.

On November 16, 2001, we issued a $15.0 million a senior convertible promissory note to Sabre Investments, Inc. The note was subsequently amended on April 23, 2003 and December 30, 2004 on an arm’s-length basis to subordinate it to our senior secured revolving credit facility and to increase the interest rate from 7% to 11% per annum. We believe the terms of the amended note are on an arm’s length basis because the terms are substantially similar to terms that would have been negotiated if we negotiated the amendment with an unrelated third party. The note, as amended, provides for payment of the outstanding principal balance thereof plus accrued interest on November 30, 2006. The note provides Sabre Investments, Inc. the option to convert the note into shares of our common stock at any time prior to the maturity date at a conversion rate of one share of common stock for each $11.03 of principal and accrued and due but unpaid interest through the conversion date, subject to anti-dilution adjustments. Pursuant to an agreement we have entered into with Sabre, the note will be converted into shares of common stock and we will issue shares of common stock in satisfaction of accrued interest on such convertible note immediately prior to the closing of this offering. Pursuant to a warrant agreement, we granted Sabre Investments, Inc. the right to purchase up to 640,285 shares of our common stock at an exercise price of $11.03. Pursuant to an agreement we entered into with Sabre on July 8, 2005, as amended September 22, 2005, if the closing for this offering takes place on or before September 30, 2005, we will repurchase Sabre’s warrant to purchase 640,285 shares of our common stock at a price of $3.8 million immediately prior to the closing of this offering. If the closing of this offering does not occur on or before September 30, 2005, Sabre will continue to hold the warrant to purchase 640,285 shares of our common stock at an exercise price of $11.03, subject to adjustments, immediately exercisable. The warrant, if not purchased by us, expires on November 16, 2011.

Commercial Agreements. On August 31, 2000, we entered into a software license agreement by which Sabre Inc. has licensed certain of our software products. Additionally, we provide maintenance for the software products. The license is perpetual and may only be terminated in the event of breach. The payment terms provided for a one-time license payment with elective annual maintenance payments. During the six months ended June 30, 2005 and the fiscal year ended December 31, 2004, 2003 and 2002, we recognized revenues from Sabre Inc. for the license agreement of $0, $0, $19,136, and $19,136, respectively.

Effective July 17, 2001, we acquired a license from Sabre Inc. to use certain travel-related software. We access the software remotely and pay for access on a per-transaction basis. The license is perpetual and may only be terminated in the event of a breach. We pay for access to the software on a per-transaction basis.

On March 6, 2003, we entered into a source code license agreement with Sabre Inc. whereby we acquired a license to modify, use, and commercialize certain of their software products. This license included the right to updates to the source code. The agreement has a one-year initial term that will automatically renew for additional one-year periods until terminated. We paid a one-time license fee for the software.

During the six months ended June 30, 2005 and the fiscal years ended December 31, 2004, 2003 and 2002, we incurred costs payable to Sabre Inc. of approximately $166,000, $145,000, $641,000 and $72,000, respectively, for licensing technology and ongoing services.

Arrangements with Our President and Chief Executive Officer.

Since May 2001, Mr. Norwood H. (“Trip”) Davis III, our President and Chief Executive Officer, and his affiliates Davis Family Holdings, LLC and Davis Family Holdings II, LLC, have purchased shares of our common stock and a convertible promissory note for a total of $5,759,361. Mr. Davis is the managing member of Davis Family Holdings, LLC and Davis Family Holdings II, LLC.

In May 2001, Davis Family Holdings, LLC purchased 90,040 shares of our common stock for $1,000,000. In connection with this purchase, we loaned Davis Family Holdings, LLC $1,000,000 to purchase an additional 90,040 shares of our common stock. A promissory note, which was amended and restated in February 2005, in the amount of $1,000,000 with an interest rate of 6% per annum was issued by Davis Family Holdings, LLC to us. As security for its obligations under the note, Davis Family Holdings, LLC granted us a security interest in 90,040 shares of our common stock held by Davis Family Holdings, LLC that were purchased with the proceeds of the loan. In May 2005, Davis Family Holdings, LLC satisfied the promissory note in full with $1,000,000 of private funds, which at the time had accumulated interest of approximately $250,000 per the terms of the promissory note.

In November 2001, Davis Family Holdings, LLC purchased from us for $308,105 a convertible promissory note bearing interest at 7%. The note is convertible at the election of Davis Family Holdings, LLC at any time prior to maturity at a conversion rate of one share of common stock for each $11.03 of principal and accrued and due but unpaid interest through the conversion date, subject to anti-dilution adjustments. The note is due in full on November 16, 2006. In December 2004, the interest rate of the note was increased to 11%, and the note was subordinated to our senior secured credit facility with Bank of America N.A.

Pursuant to a letter agreement dated December 31, 2004, Davis Family Holdings, LLC, Davis Family Holdings II, LLC and Norwood H. Davis, III were each granted the right to require BCD Technology, S.A. to purchase shares of our common stock owned by them. This right can be exercised during the first month of each calendar quarter after January 3, 2005 until the earlier of the consummation of this offering or the date immediately prior to the termination of Mr. Davis’ employment with us. The price for these shares shall be the fair market value of such shares if sold to a third party for cash, as determined by the terms of the Amended and Restated Shareholders Agreement dated May 23, 2001.

In December 2003 and June 2004, Mr. Davis exercised all of his vested stock options. Through Davis Family Holdings II, LLC, he exercised stock options for 430,000 shares of our common stock for $2,802,500 in December 2003 and stock options for 70,000 shares for $350,000 in June 2004.

In June 2004, Davis Family Holdings, LLC purchased 24,449 shares of our common stock for $299,256.

Mr. Davis issued a promissory note dated December 30, 2003, as amended and restated on May 9, 2005, in the amount of $3,652,500 to Bank of America, N.A. A payment in the amount of $1,000,000 is due three days after the consummation of this offering and the remaining $2,652,500 is due December 31, 2005 if this offering is not consummated before December 31, 2005; provided, that if this offering is consummated before December 31, 2005, the remaining $2,652,500 is due seven months after the consummation of this offering; provided, further that if the shares securing the note are subject to Mr. Davis’ lock-up agreements as of the date seven months after the consummation of this offering, the remaining $2,652,500 is due the earlier of three business days following the termination of the lock-up agreements and eight months after the consummation of this offering. Such promissory note is secured by shares of common stock owned by Davis Family Holdings, LLC and Davis Family Holdings II, LLC. In connection with such promissory note, Bank of America and BCD Holdings N.V. entered into a contingent purchase agreement, dated as of May 9, 2005, pursuant to which Bank of America has the right to require BCD Holdings N.V. to purchase all of Bank of America’s rights, titles, and interests in the promissory note; provided, that such right is exercisable only if the registration statement in connection with this offering is not declared effective on or before December 31, 2005 and the parties have not otherwise agreed to an extension, in which case we would withdraw this registration statement from the SEC.

Equity Holder Agreements.

In connection with the 1999 contribution of the ownership interests of the members of WorldTravel Technologies, LLC to us, we, BCD Technology, S.A. and the members of WorldTravel Technologies, LLC other than BCD Technology, Inc. entered into a shareholders agreement which subsequently was amended on May 23, 2001 to provide for other rights and obligations among the parties and to add Davis Family Holdings, LLC as a party. This agreement contains certain limitations regarding the transferability of our securities held by the parties and requirements that the parties sell their securities to us upon certain events. Simultaneously, in connection with the 1999 contribution of the former International Software Products shareholders’ ownership interests in ISP, we, BCD Technology, S.A. and the members of International Software Products entered into a shareholders agreement that also provides certain limitations on the transfer of our common stock by them as well as grants them piggy-back registration rights. Both shareholder agreements, which were each amended and restated in 2001, terminate upon the consummation of this offering.

We and BCD Technology, S.A. entered into a shareholders agreement with Hogg Robinson Holdings BV on November 5, 1999, as amended on February 18, 2000 and November 16, 2001, and a rights agreement with Sabre Investments, Inc. on November 16, 2001. Each agreement contains certain restrictions on the transferability of our securities held by BCD Technology, S.A. and Hogg Robinson Holdings BV or Sabre Investments, Inc., as applicable, requirements that they sell their securities upon certain events, piggy-back registration rights and certain voting arrangements relating to decisions regarding our operation. The shareholders agreement with Hogg Robinson Holdings BV also provides that, if the offering implies a valuation of us of $250 million or more and other conditions are satisfied in connection with the offering, we can require Hogg Robinson to sell to us, or in the offering, that number of shares equal to up to 2% of outstanding shares immediately prior to the offering. Both the shareholders’ agreement with Hogg Robinson Holdings BV and the rights agreement with Sabre Investments, Inc. terminate upon the consummation of this offering.

We entered into a shareholders agreement with WorldTravel Partners I, LLC which contains certain restrictions on the transferability of our securities held by WorldTravel Partners I, LLC, requirements that they sell their securities upon certain events and piggy-back registration rights. We also entered into separate shareholders agreements with Michael A. Buckman and Davis Family Holdings II, LLC, an affiliate of Norwood H. (“Trip”) Davis, III. Each shareholder agreement contains certain restrictions on the transferability of our securities held by such party as well as requirements that they sell their securities upon certain events. Each of these shareholders agreements terminates upon the consummation of this offering.

We expect our security holders to determine whether to exercise any of their rights under the shareholder agreements and other agreements with us, including those related to the convertible notes, prior to the consummation of this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2005 and after giving effect to the sale of our common stock offered by this prospectus by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person.

The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of June 30, 2005 or upon completion of this offering, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 12,461,752 shares of common stock outstanding as of June 30, 2005 and 17,656,936 shares of common stock to be outstanding after this offering, including the 3,400,000 shares that are being offered for sale by us in this offering.

This following table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o TRX, Inc., 6 West Druid Hills Drive, Atlanta, Georgia 30329.

	Shares beneficially owned prior to the offering		Shares sold in the offering (1)	Shares beneficially owned after the offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Shareholders:
BCD Technology, S.A. (2)	9,432,709	73.2%	—	9,432,709	53.1%
Hogg Robinson Holdings BV (3)	2,416,100	19.2%	2,127,374	288,726	1.6%
Sabre Investments, Inc. (4)	1,406,956	10.2%	1,238,848	168,108	*

Directors and Executive Officers:
Norwood H. (“Trip”) Davis, III (5)	740,317	5.9%	—	740,317	4.2%
Victor P. Pynn (6)	10,000	*	—	10,000	*
Lindsey B. Sykes (7)	38,750	*	—	38,750	*
Timothy J. Severt (8)	46,250	*	—	46,250	*
William F. Brindle (9)	2,416,100	19.2%	2,127,374	288,726	1.6%
John F. Davis, III	—	—	—	—	—
Johan G. (“Joop”) Drechsel (10)	9,432,709	73.2%	—	9,432,709	53.1%
Thomas Klein (11)	1,406,956	10.2%	1,238,848	168,108	*
Michael W. Gunn	—	—	—	—	—
John A. Fentener van Vlissingen (12)	9,432,709	73.2%	—	9,432,709	53.1%
All executive officers and directors as a group (14 persons) (13)	14,320,355	98.2%	3,386,222	10,934,133	60.7%

Other selling shareholders:
Christopher Brittin	54,496	*	13,778	40,718	*
Susan R. Hopley	138,023	1.1%	20,000	118,023	*

*	Less than one percent.
(1)	If the underwriters exercise their over-allotment option in full, the following shareholders will sell the following additional shares: BCD Technology, S.A. – 202,751; Hogg Robinson Holdings BV – 288,726; Sabre Investments, Inc. – 168,108; World Travel Partners I, LLC – 302,004; Christopher Brittin – 5,430; and Ralph Manaker – 52,981.
(2)	Includes 235,721 shares issuable upon the exercise of a convertible promissory note held by World Travel Partners I, LLC, an indirect subsidiary of BCD Holdings N.V., an indirect parent of BCD Technology, S.A. and 66,283 shares issuable to pay the accrued interest on such note at June 30, 2005, and 95,378 shares issuable upon the exercise of a convertible promissory note by BCD Technology, S.A. and 26,820 shares issuable to pay the accrued interest on such note at June 30, 2005. The address of BCD Technology, S.A. is 27 Avenue Monterey, L 2163 Luxembourg.
(3)	Includes 94,277 shares issuable upon the exercise of a convertible promissory note and 26,510 shares issuable to pay the accrued interest on such note at June 30, 2005. The address of Hogg Robinson Holdings BV is Schouwburgplein 30-34, 3012 CL Rotterdam c/o Hogg Robinson plc. Mr. Brindle controls the investment decisions with respect to shares held by Hogg Robinson Holdings BV.
(4)	Includes 1,359,927 shares issuable upon the exercise of a convertible promissory note. The address of Sabre Investments, Inc. is 3150 Sabre Drive, Southlake, Texas 76092-2129. Mr. Jeffery M. Jackson, Executive Vice President and Chief Financial Officer of Sabre Holdings Corporation, and Mr. Klein control the investment decisions with respect to shares held by Sabre Investments, Inc.
(5)	Includes 27,933 shares issuable upon the exercise of a convertible promissory note and 7,855 shares issuable to pay the accrued interest on such note at June 30, 2005, 204,529 shares held by Davis Family Holdings, LLC and 500,000 shares held by Davis Family Holdings II, LLC. Mr. Davis is the managing member of each of Davis Family Holdings, LLC and Davis Family Holdings II, LLC.
(6)	Consists entirely of shares issuable upon the exercise of options.
(7)	Consists entirely of shares issuable upon the exercise of options.
(8)	Consists entirely of shares issuable upon the exercise of options.
(9)	Consists of shares held by Hogg Robinson Holdings BV. Mr. Brindle is Business Technology Director at Hogg Robinson. See footnote 3 above.
(10)	Includes 9,432,709 shares held by BCD Technology, S.A., of which Mr. van Vlissingen and Mr. Drechsel exercise voting and dispositive control. Mr. Drechsel is the Chief Executive Officer of BCD Holdings N.V. See footnote 2 above.
(11)	Consists of shares held by Sabre Investments, Inc. Mr. Klein is the Executive Vice President of Sabre Inc. See footnote 4 above.
(12)	Includes 9,432,709 shares held by BCD Technology, S.A., of which Mr. van Vlissingen and Mr. Drechsel exercise voting and dispositive control. Mr. van Vlissingen is the Chairman and founder of BCD Holdings N.V. See footnote 2 above.
(13)	See footnotes 5 through 12. Also includes 149,273 outstanding shares and shares issuable upon the exercise of options held by other executive officers.

DESCRIPTION OF CAPITAL STOCK

When this offering is completed and after the filing of our amended and restated articles of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.01 per share and 10,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the holders of our common stock. The affirmative vote of a majority of the shares represented at a meeting of shareholders at which a quorum is present shall be the act of the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends on a pro rata basis when, as and if declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all of our assets remaining after payment of our liabilities.

Upon completion of this offering there will be 17,656,936 shares of common stock outstanding after giving effect to the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of common stock and the issuance of 105,259 shares of our common stock in satisfaction of accrued interest at June 30, 2005 on such convertible notes. As of June 30, 2005, there were 12,461,752 shares of common stock outstanding held by 11 shareholders of record.

Preferred Stock

Our board of directors may fix by resolution the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each class of shares of the preferred stock, including the voting rights, dividend rate, conversion rights, redemption price, liquidation preference, and the number of shares constituting any series. Our board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of such series then issued). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease will resume the status which they had prior to the resolution or resolutions originally fixing the number of shares of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing our change of control. We have no present plans to issue any shares of preferred stock.

Warrant

Pursuant to an agreement we entered into with Sabre Investments, Inc. on July 8, 2005, as amended on September 22, 2005, if the closing for this offering takes place on or before September 30, 2005, we will repurchase Sabre’s warrant to purchase 640,285 shares of our common stock at a price of $3.8 million immediately prior to the closing of this offering. If the closing of this offering does not occur on or before September 30, 2005, Sabre will continue to hold the warrant to purchase 640,285 shares of our common stock at an exercise price of $11.03, subject to adjustments, immediately exercisable. The warrant, if not purchased by us, expires on November 16, 2011.

Convertible Notes

In November 2001, we issued $20 million of convertible notes bearing interest at a rate of 7% per annum. The notes are due in full in November 2006. Interest is payable either in cash semiannually or upon settlement or in shares of our common stock, at the election of the holder. The notes are convertible at the election of the holder at any time prior to maturity at a conversion price of $11.03, subject to adjustments. The notes were amended in December 2004 to subordinate them to our senior secured revolving credit facility and to increase the interest rate to 11% per annum. Pursuant to agreements we have entered into with holders of the convertible notes in July and September 2005, and in consideration of the payment by us of $0.7 million to certain holders of our convertible notes to effect the conversion of the convertible notes, $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) will be converted into 1,689,925 shares of common stock and we will issue 105,259 shares of common stock to the holders of such convertible notes in satisfaction of accrued interest on such convertible notes at June 30, 2005 immediately prior to the closing of this offering.

Certain Anti-Takeover Provisions of Georgia Law and Our Articles of Incorporation and Bylaws

Provisions of Georgia Law. Unless otherwise provided by the articles of incorporation, bylaws or by resolution of the board of directors, the Georgia Business Corporation Code generally requires the affirmative vote of a majority of all votes entitled to be cast by all shares entitled to vote, voting as a single class, to approve mergers and share exchanges. Shareholders of the corporation surviving a merger are not required to approve a merger if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is to be an identical outstanding or reacquired share immediately after the merger; and (iii) the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger. Our bylaws do not contain a provision which alters the Georgia Business Corporation Code voting requirements with respect to mergers.

The Georgia Business Corporation Code generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is generally defined as any person or entity other than the corporation or its subsidiaries beneficially owning at least 10% of the outstanding voting stock of the corporation, for a period of five years from the date on which the shareholder became an interested shareholder, unless: (i) prior to becoming an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction by which the shareholder became an interested shareholder; (ii) in the transaction in which the shareholder became an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock outstanding; or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting shares and the transaction was approved at an annual or special meeting of the shareholders by the holders of a majority of the voting stock entitled to vote thereon.

The fair price provisions of the Georgia Business Corporation Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

The interested shareholder and fair price provisions of the Georgia Business Corporation Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provision are applicable to the corporation. Upon completion of the offering, our bylaws will not provide for these provisions to be applicable to us. Our amended and restated articles of incorporation will provide that in order for us to elect to be governed by the interested shareholder and fair price provisions, the following votes shall be required: (i) if BCD Technology Group (which includes BCD Technology, S.A. and such persons or entities that control, are controlled by, or are under common control with, BCD Technology, S.A.) owns, in the aggregate, 25% or more of the outstanding voting power of TRX, and BCD Technology, S.A. consents in writing to such adoption, the affirmative vote of a majority of our directors or such other vote as may be required by applicable law; or (ii) if BCD Technology Group owns, in the aggregate, 25% or more of the outstanding voting power of TRX but BCD Technology, S.A. does not consent in writing to such adoption, the affirmative vote of all of our directors; or (iii) if BCD Technology Group owns, in the aggregate, less than 25% of the outstanding voting power of TRX, the affirmative vote of a majority of our directors or such other vote as may be required by applicable law.

In addition, certain provisions of our amended and restated articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt by another party. These provisions include the following:

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws will provide, upon the completion of this offering, that any shareholder proposals to be brought at an annual meeting of shareholders must be provided to us in writing at least 120 calendar days before the first anniversary of the date that our proxy statement was released to our shareholders in connection with the preceding year’s annual meeting of shareholders or, in the case of recommendations for nomination to the board of directors, at least 90 calendar days before the first anniversary of such release. In the case of a special meeting of shareholders, any shareholder proposals must be provided to us at least 120 calendar days prior to such special meeting, or at least 90 calendar days prior to such meeting for recommendations regarding nomination to the board of directors. Our bylaws also specify requirements as to form and content of a shareholder’s notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by way of a proxy contest, tender offer, merger or otherwise.

Board of Directors Vacancies. Our amended and restated articles of incorporation will authorize only our board of directors to fill vacancies occurring in the board of directors during intervals between annual meetings of shareholders. In addition, our bylaws will specify that the number of directors constituting our board of directors may be determined only by the board of directors. Such provisions could prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling vacancies with its own nominees.

Amendment of Bylaws. Our amended and restated articles of incorporation will expressly authorize our board of directors to make, alter or repeal our bylaws. Such authorization could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of significant amounts of our common stock in the public market, or the perception that such sales may occur could materially and adversely affect the prevailing market price of our common stock.

Sales of Unregistered Shares

Upon completion of this offering, we will have a total of 17,656,936 shares of common stock outstanding after giving effect to the conversion of $18,640,000 of our convertible notes (which is approximately 93% of our outstanding convertible notes) into 1,689,925 shares of our common stock and the issuance of 105,259 shares of our common stock in satisfaction of accrued interest at June 30, 2005 on such convertible notes. Of these shares, the 6,800,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction or registration under the Securities Act, except for any such shares which may be acquired or held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

The remaining shares of common stock outstanding upon completion of this offering will be “restricted securities” as that term is defined by Rule 144 under the Securities Act. The restricted securities were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Upon expiration of the lock-up agreements described below, approximately 10,856,936 shares will be available for sale pursuant to Rules 144, 144(k) and 701.

Lock-Up Agreements

Our directors, officers and existing shareholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus, without the prior written consent of Credit Suisse First Boston LLC, provided, however, that in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Taking into account these lock-up agreements, and assuming no extension of the lock up period and Credit Suisse First Boston LLC does not release shareholders from their agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this prospectus, only the shares of common stock sold in this offering will be immediately available for sale in the public market.

•	beginning 180 days after the date of this prospectus, approximately 300,000 additional shares of common stock underlying exercisable options of our employees will be eligible for sale under Rule 701 or as a result of the Form S-8 registration statement described below.

•	beginning one year after the date of this prospectus, essentially all shares of our common stock will be available for sale, provided there is compliance with the vesting requirements in the case of shares underlying exercisable options of our employees. Holders of shares of common stock that are restricted securities may sell shares under Rule 144, and our affiliates under Rule 144 will continue to be subject to the volume limitations described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (176,569 shares immediately after this offering); or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about us. However, to the extent these shares remain subject to the lock-up arrangements described above, they would only become eligible for sale when the lock-up period expires.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without complying with the volume limitations, manner-of-sale provisions, public information or notice requirements of Rule 144. Rule 144 also provides that affiliates who are selling shares that are not restricted securities must nonetheless comply with the same volume limitations applicable to the sale of restricted securities described above in this paragraph.

Rule 701

Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchase shares from us under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period, contained in Rule 144. Shares issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this offering, unless subject to the lock-up arrangements described above, may be sold by affiliates under Rule 144 without complying with the holding period requirement and by non-affiliates in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Options

We intend to file, immediately after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under the TRX, Inc. Omnibus Incentive Plan. Shares registered under this registration statement would be available for sale in the public market, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON- U.S. HOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a Non-U.S. Holder of our common stock. As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of our common stock other than:

•	a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our common stock.

This summary does not address:

•	U.S. federal income, estate, or gift tax consequences other than as expressly set forth below;

•	any state, local, or foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries, or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities, and certain former citizens or residents of the U.S.;

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle, “hedge,” or “conversion transaction;” or

•	a Non-U.S. Holder that does not hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment).

This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, and should not be construed as, tax advice.

We urge prospective non-U.S. investors to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN).

A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock. See “Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the U.S. and, if you are entitled to benefits under an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty but that did not timely provide required certifications or satisfy other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the U.S. and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the U.S. for 183 days or more in the taxable year of disposition and you meet other conditions; or

•	our common stock constitutes a “U.S. real property interest” for U.S. federal income tax purposes. Our common stock will constitute a U.S. real property interest if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a U.S. real property holding corporation. If we were to become a U.S. real property holding corporation, gain realized by you on disposition of your common stock would not be subject to U.S. federal income tax as a result of our status as a U.S. real property holding corporation as long as our common stock was regularly traded on an established securities market, such as the Nasdaq National Market, and you did not own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the five year period ending on the date of disposition.

Gain that is effectively connected with your conduct of a trade or business within the U.S. generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The U.S. imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the U.S. through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, if you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If you sell your shares of our common stock outside the U.S. through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the U.S., and the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding,

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the U.S. at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Thomas Weisel Partners LLC
Legg Mason Wood Walker, Incorporated
SunTrust Capital Markets, Inc.

Total	6,800,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,020,000 additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling shareholders	$	$	$	$

The representative has informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston

LLC for a period of 180 days after the date of this prospectus, except TRX may (a) issue common stock pursuant to the conversion or exercise of convertible or exchangeable securities or the exercise of warrants or employee stock options, in each case, outstanding on the date hereof, (b) grant employee stock options, restricted stock awards or other equity awards pursuant to a plan in effect on the date hereof and issue common stock pursuant to the exercise of such options or other equity awards, (c) file registration statements on Form S-8 with the Securities and Exchange Commission registering securities issuable under our stock option plans in effect on the date hereof, and (d) issue Securities pursuant to our dividend reinvestment plan. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Our officers, directors and existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. The foregoing sentence shall not apply to (a) the exercise of a stock option or warrant issued or granted by TRX and, in each case, outstanding on the date hereof, (b) any shares of common stock acquired in the open market, (c) any shares of common stock acquired in our directed share program, (d) any shares of common stock sold in this offering; (e) any transfer of our common stock by gift, will, or intestacy to a family member, affiliate or trust, provided that, for purposes of clause (e), the transferee agrees to be bound in writing to the terms of the lock-up agreement and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the “lock-up” period). In addition, Mr. Norwood H. Davis III, our President and Chief Executive Officer, is allowed to pledge all of the shares of common stock owned by him or entities controlled by him to secure a third-party loan and, if there is an event of default under such loan, the lender will be able to sell such pledged shares in private transactions, provided that the buyer or the transferee agrees to be bound in writing to the terms of the lock-up agreement. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to 340,000 shares of the common stock for certain employees and directors who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TRXI.”

The underwriters and their respective affiliates may, from time to time, provide various financial advisory, commercial banking and investment banking services for us in the ordinary course of business for which they will receive customary fees.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters, and such offering price will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of TRX, Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to TRX’s change in its method of accounting for goodwill effective January 1, 2002), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information regarding us, the selling shareholders and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission’s public reference room at Room 1580, 100 F Street NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s website. The address of this website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

TRX, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL

STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TRX, Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of TRX, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TRX, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill.

/s/ Deloitte & Touche LLP

April 29, 2005

Atlanta, Georgia

TRX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(In thousands, except share data)

	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,595	$18,940
Trade accounts receivable, net	11,458	4,101
Prepaids and other	2,218	2,039

Total current assets	24,271	25,080

NONCURRENT ASSETS:
Property and equipment, net	19,513	15,154
Goodwill	21,512	3,473
Other assets, net	1,070	534

Total noncurrent assets	42,095	19,161

Total assets	$66,366	$44,241

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES:
Accounts payable and accrued liabilities	$31,143	$16,641
Customer deposits and deferred revenue	14,415	8,981
Current portion of long-term debt	3,607	558

Total current liabilities	49,165	26,180

LONG-TERM DEBT, less current portion	4,583	166

CONVERTIBLE NOTES, net of unamortized discount	19,317	18,960

COMMITMENTS AND CONTINGENCIES (NOTE 3)

SHAREHOLDERS’ DEFICIT:
Common stock, $.01 par value; 100,000,000 shares authorized; 12,544,283 and 11,910,977 shares issued; 12,461,752 and 11,910,977 shares outstanding	125	119
Additional paid-in capital	45,001	37,850
Treasury stock, at cost; 82,531 and 0 shares	(1,009)	—
Note receivable from shareholder	(1,000)	(1,000)
Deferred compensation	(113)	(299)
Cumulative translation adjustment	(578)	213
Accumulated deficit	(49,125)	(37,948)

Total shareholders’ deficit	(6,699)	(1,065)

Total liabilities and shareholders’ deficit	$66,366	$44,241

See notes to consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

	2004	2003	2002
REVENUES:
Transaction and other revenues	$109,398	$72,760	$65,280
Client reimbursements	4,061	1,750	1,664

	113,459	74,510	66,944

EXPENSES:
Operating	73,230	43,734	41,254
Selling, general, and administrative	19,885	16,023	16,169
Technology development	13,462	6,378	5,056
Client reimbursements	4,061	1,750	1,664
Restructuring	1,732	—	—
Depreciation and amortization	9,943	8,250	8,009

Total expenses	122,313	76,135	72,152

OPERATING LOSS	(8,854)	(1,625)	(5,208)

INTEREST EXPENSE, net	(2,323)	(1,867)	(1,542)

LOSS FROM EQUITY METHOD INVESTMENTS	—	(896)	(924)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(11,177)	(4,388)	(7,674)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(1,700)

NET LOSS	$(11,177)	$(4,388)	$(9,374)

Basic and diluted loss per share before cumulative effect of change in accounting principle	$(0.91)	$(0.38)	$(0.67)

Basic and diluted loss per share due to cumulative effect of change in accounting principle	—	—	(0.15)

Basic and diluted net loss per share	$(0.91)	$(0.38)	$(0.82)

See notes to consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Note Receivable From Shareholder	Deferred Compensation	Cumulative Translation Adjustment	Accumulated Deficit	Total
	Shares	Amount
BALANCE—December 31, 2001	11,480,977	$115	$35,052	$—	$(1,000)	$(1,686)	$—	$(24,186)	$8,295
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(9,374)	(9,374)
Cumulative translation adjustment	—	—	—	—	—	—	85	—	85

Total comprehensive loss									(9,289)
Amortization of deferred compensation	—	—	—	—	—	697	—	—	697

BALANCE—December 31, 2002	11,480,977	115	35,052	—	(1,000)	(989)	85	(33,560)	(297)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(4,388)	(4,388)
Cumulative translation adjustment	—	—	—	—	—	—	128	—	128

Total comprehensive loss									(4,260)
Amortization of deferred compensation	—	—	—	—	—	690	—	—	690
Exercise of stock options	430,000	4	2,798	—	—	—	—	—	2,802

BALANCE—December 31, 2003	11,910,977	119	37,850	—	(1,000)	(299)	213	(37,948)	(1,065)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(11,177)	(11,177)
Cumulative translation adjustment	—	—	—	—	—	—	(791)	—	(791)

Total comprehensive loss									(11,968)
Deferred compensation on option grant	—	—	188	—	—	(188)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	374	—	—	374
Issuance of common stock, net of offering costs	408,496	4	4,972	—	—	—	—	—	4,976
Exercise of stock options	224,810	2	1,991	—	—	—	—	—	1,993
Repurchases of treasury stock	(82,531)	—	—	(1,009)	—	—	—	—	(1,009)

BALANCE—December 31, 2004	12,461,752	$125	$45,001	$(1,009)	$(1,000)	$(113)	$(578)	$(49,125)	$(6,699)

See notes to consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,177)	$(4,388)	$(9,374)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,943	8,250	8,009
Restructuring charges	711	—	—
Provision for bad debts	79	153	682
Stock compensation expense	374	690	697
Loss from equity method investments	—	896	924
Amortization of debt discount	356	356	356
Cumulative effect of a change in accounting principle	—	—	1,700
Changes in assets and liabilities, net of the effect of acquisitions:
Trade accounts receivable	(5,301)	(1,349)	577
Prepaids and other assets	(128)	(1,140)	(22)
Accounts payable and accrued liabilities	3,534	5,319	1,674
Customer deposits and deferred revenue	4,220	4,267	220

Total adjustments	13,788	17,442	14,817

Net cash provided by operating activities	2,611	13,054	5,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(9,426)	(7,482)	(4,854)
Advances to equity method investees	—	—	(1,170)
Acquisition of equity method investees, net of acquired cash	(7,251)	—	—

Net cash used in investing activities	(16,677)	(7,482)	(6,024)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(1,116)	(1,497)	(1,150)
Issuance of common stock, net of offering costs	4,976	—	—
Repurchases of treasury stock	(258)	—	—
Exercise of stock options	1,993	2,802	—

Net cash provided by (used in) financing activities	5,595	1,305	(1,150)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	126	7	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,345)	6,884	(1,737)
CASH AND CASH EQUIVALENTS—Beginning of year	18,940	12,056	13,793

CASH AND CASH EQUIVALENTS—End of year	$10,595	$18,940	$12,056

See notes to consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

TRX, Inc. and its subsidiaries (the “Company” or “TRX”) operate in one operating segment and are independent providers of transaction processing and data integration services to the global travel industry. TRX also serves clients in other industries involved with or affected by travel-related processes, such as credit card issuers. TRX’s hosted technology and services allow its clients to efficiently manage the activities related to travel and travel-related transactions, as well as the vast number of complex and dynamic data records generated by these transactions. TRX is majority-owned by BCD Holdings N.V. (“BCD”).

The accompanying consolidated financial statements include the accounts of TRX and its subsidiaries for the periods presented. All intercompany accounts and transactions have been eliminated in consolidation. Due to the acquisition of the remaining interests of its European equity method investments in January 2004 (Note 10), the Company has consolidated these operations during all of 2004. Prior to 2004, the Company’s consolidated results and financial position consisted of its operations in the United States and France.

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. Cash equivalents consisted solely of money market funds at December 31, 2004 and 2003. Interest income during fiscal 2004, 2003 and 2002 was $145, $79 and $797, respectively.

Trade Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, management makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The following table shows the Company’s allowance for doubtful accounts, and the associated activity in each of the three years ended December 31, 2004.

	2004	2003	2002
Beginning balance	$(555)	$(728)	$(183)
Provision for bad debts	(79)	(153)	(682)
Allowance added upon purchase of European equity interests	(220)	—	—
Writeoffs, net of recoveries	257	326	137

Ending balance	$(597)	$(555)	$(728)

Property and Equipment—Property and equipment are stated at cost. Depreciation is recorded over the estimated useful lives of the assets using the straight-line method. The useful lives of computers, software, office equipment, and furniture range from three to seven years. Amortization of leasehold improvements is recorded over the shorter of the terms of the leases or estimated useful lives of five to seven years using the straight-line method.

The Company has incurred expenditures for software used to facilitate internal data consolidation processes and to enable transaction processing services for its clients. The Company follows the guidance set forth in AICPA Statement of Position 98-1, “Accounting for the Cost of Software Developed or Obtained for Internal

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Use.” Software costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use is charged to technology development expense as incurred until the project enters the application development phase. Costs incurred in the application development phase are capitalized by the Company and depreciated over the estimated useful life of three years, beginning when the software is ready for use.

The following details the components of property and equipment at December 31, 2004 and 2003:

	2004	2003
Computers, purchased software, and equipment (3-5 years)	$31,855	$24,413
Leasehold improvements (up to 7 years)	5,815	4,537
Furniture and fixtures (7 years)	4,439	4,298
Internally-developed software costs (3 years)	8,604	7,300

	50,713	40,548
Accumulated depreciation	(31,200)	(25,394)

	$19,513	$15,154

Included in the above table are capital lease assets with costs of $1,951 and $1,166 at December 31, 2004 and 2003, respectively, and accumulated depreciation of $1,181 and $944, respectively. Depreciation expense was $9,786, $8,230 and $7,989 for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill—On July 20, 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted this new standard effective January 1, 2002. In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill.

The Company completed its initial impairment test of goodwill effective January 1, 2002 using the present value of expected future cash flows to estimate fair value. The Company has two reporting units as defined by SFAS No. 142, Data Consolidation and Reporting and Transaction Processing & Customer Care, and determined that the fair value of its Data Consolidation and Reporting unit was less than the carrying amount of the net assets of that unit, including goodwill. This test resulted in an impairment to goodwill of $1,700. In accordance with SFAS No. 142, this amount was written off as of January 1, 2002 and was recorded as a cumulative effect of a change in accounting principle. The Company has selected September 30 as its annual impairment testing date for goodwill. Based on the results of the Company’s annual impairment tests, there was no additional impairment of goodwill at September 30, 2004, 2003 or 2002. The Company’s goodwill was acquired through the 1999 purchase of International Software Products in the United States ($3,473), and the purchase of the remaining unowned interests in the United Kingdom and Central Europe equity method investments ($18,039) as described in Note 10.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

The following table discloses the changes in the carrying amount of goodwill during the years ended December 31, 2004 and 2003:

	2004	2003
Beginning balance	$3,473	$3,473
Goodwill acquired (see Note 10)	18,039	—

Ending balance	$21,512	$3,473

Other Intangible Assets—The Company recorded $615 to recognize the value of certain customer relationships as part of its purchase of its European equity method investments in 2004 (Note 10). These amounts are being amortized over eight years, and are included as part of Other Assets in the accompanying consolidated balance sheets. Amortization expense during the year ended December 31, 2004 was $77 and is expected to be $77 in each year until fully amortized.

Impairment of Long-Lived Assets—The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property and equipment and other intangible assets may warrant revision or may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When factors indicate that these long-lived assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from the use of the asset and its eventual disposition. In management’s opinion, the carrying values of long-lived assets, including property and equipment and other intangible assets, are not impaired at December 31, 2004.

Equity Method Investments—The Company uses the equity method to account for its investment in an entity when it has significant influence but not control over the entity’s operations. Under the equity method, the Company initially records its investment at cost and then adjusts the carrying value of the investment to recognize its proportional share of the entity’s net income or loss. The Company accounted for its investments in TRX Europe and TRX Central Europe under the equity method prior to January 1, 2004, and classified its equity method investments in Other Assets, net in the accompanying consolidated balance sheet at December 31, 2003. See Notes 9 and 10.

Other Assets—At December 31, 2004 and 2003, other assets include $358 and $263, respectively, of deferred costs associated with the issuance of debt and convertible notes (Notes 4 and 5). These costs are being amortized to interest expense using the straight-line method over the life of the related debt.

Accounts Payable and Accrued Liabilities—This balance consists of the following components at December 31, 2004 and 2003:

	2004	2003
Accounts payable and other	$11,494	$4,979
Personnel-related accruals	7,618	9,297
Client-related accruals	6,358	652
Restructuring accruals	1,900	—
Accrued interest	1,939	834
Facility-related accruals	1,834	879

	$31,143	$16,641

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Customer Deposits and Deferred Revenue—Several customer agreements require prepayments to the Company for transaction revenue. These deposits are recognized as revenue as the service is provided. In addition, deferred revenue primarily represents implementation fees that are prepaid, and recognized as revenue when earned. Customer deposits and deferred revenue consist of the following at December 31, 2004 and 2003:

	2004	2003
Customer deposits	$11,766	$6,183
Deferred revenue	2,649	2,798

Total customer deposits and deferred revenue	$14,415	$8,981

Revenue Recognition and Cost Deferral—The Company recognizes revenue, in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables and SEC Staff Accounting Bulletin No. 104, Revenue Recognition, when all of the following have occurred: (1) persuasive evidence of an arrangement exists; (2) services have been performed; (3) the fee for services is fixed or determinable; and (4) collectibility is reasonably assured. Generally, these criteria are considered to have been met as follows:

•	For transaction revenue, in which the Company performs ticketing, file-finishing, data consolidation and reporting, and customer care services, when the services are provided;

•	For short-term client-specific customizations, which do not generate direct on-going incremental transaction revenue, when the customization has been delivered to our customer; and

•	For implementation and set-up fees, which generate direct on-going incremental transaction revenue, over the life of the underlying transaction service agreement. Related costs are deferred and recognized as expenses over the life of the underlying transaction service agreement.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred,” which requires that client reimbursements received for direct costs paid to third parties and related expenses be characterized as revenue. Client reimbursements represent direct costs paid to third parties primarily for voice and data and items such as paper tickets. The adoption of EITF No. 01-14 did not affect the Company’s financial position or results of operations.

Concentration of Credit Risk—A significant portion of the Company’s revenues is derived from a limited number of clients. Contracts with the major clients may be terminated by the client if the Company fails to meet certain performance criteria. During the years ended December 31, 2004, 2003 and 2002, three clients individually accounted for more than 10% of the Company’s revenue. Expedia.com accounted for 36%, 51% and 52% of revenues during 2004, 2003 and 2002, respectively. Expedia.co.uk accounted for 12% of revenues during 2004, and US Airways accounted for 11% and 17% of revenues during 2003 and 2002, respectively. At December 31, 2004, 4% of the Company’s accounts receivable related to Expedia.co.uk, and at December 31, 2003, 3% of the Company’s accounts receivable related to Expedia.com.

Fair Value of Financial Instruments—The carrying values of cash and cash equivalents, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term nature of these instruments. The fair values of the Company’s long-term debt and convertible

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

notes are estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the fair values of the Company’s long-term debt and convertible notes were not materially different than the carrying value at December 31, 2004.

Earnings per Share—Basic earnings per share is computed by dividing reported loss available to common shareholders by weighted average shares outstanding during the period. Loss available to common shareholders are the same as reported net loss for all periods presented.

Diluted earnings per share is computed by dividing reported earnings available to common shareholders, adjusted for the earnings effect of potentially dilutive securities, by weighted average shares outstanding during the period and the impact of securities that, if exercised, would have a dilutive effect on earnings per share. All common stock equivalents with an exercise price less than the average market share price for the period are assumed to have a dilutive effect on earning per share. The diluted share base for the years ended December 31, 2004, 2003 and 2002 excludes incremental shares related to convertible debt, warrants to purchase common stock and employee stock options as follows:

	2004	2003	2002
Convertible debt	1,813	1,813	1,813
Accrued but unpaid interest on convertible debt	115	68	36
Warrants	63	—	—
Employee stock options	104	54	54

Total	2,095	1,935	1,903

These shares were excluded due to their anti-dilutive effect on the loss per share recorded by the Company in each of the years presented. No additional securities were outstanding that could potentially dilute basic earnings per share.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002:

	2004			2003			2002
	Net Loss	Weighted Average Shares	Per Share	Net Loss	Weighted Average Shares	Per Share	Net Loss	Weighted Average Shares	Per Share
Basic and Diluted loss per share:
Loss before cumulative effect of change in accounting principle	$(11,177)	12,248	$(0.91)	$(4,388)	11,482	$(0.38)	$(7,674)	11,481	$(0.67)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(1,700)	11,481	$(0.15)

Net loss	$(11,177)	12,248	$(0.91)	$(4,388)	11,482	$(0.38)	$(9,374)	11,481	$(0.82)

Stock-Based Employee Compensation—The Company has a stock-based employee compensation plan (Note 7). The Company has elected to account for its plan using the intrinsic value method under Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, Accounting for Stock-Based Compensation. For purposes of the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Compensation, the Company has computed the value of all stock-awards using the minimum value method. The following assumptions were used for grants in fiscal 2004 and 2002: dividend yield and volatility of zero, risk-free interest rate of 3.43% and 3.82%, and expected life of five years. There were no grants in fiscal 2003.

If the Company had accounted for its stock-based awards under SFAS No. 123, pro forma net loss for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

	2004	2003	2002
Net loss—as reported	$(11,177)	$(4,388)	$(9,374)
Add: Stock-based employee compensation expense included in reported net income	374	690	697
Deduct: Stock-based compensation expense determined under fair value-based method	(494)	(723)	(1,012)

Pro forma net loss	$(11,297)	$(4,421)	$(9,689)

Basic and diluted loss per share—as reported	$(0.91)	$(0.38)	$(0.82)
Pro forma basic and diluted loss per share	$(0.92)	$(0.39)	$(0.84)

Income Taxes—The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to amounts expected to be realized when appropriate.

Statement of Cash Flows—Cash paid for interest was $2,059, $1,180 and $1,542 for the years ended December 31, 2004, 2003 and 2002, respectively. Cash paid for income taxes was $13, $0 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively. During the year ended December 31, 2004, the Company entered into capital leases for certain equipment purchases totaling $1,853 (Note 4), issued debt relating to the purchase of its European joint ventures (Note 10) denominated in British pounds sterling and Swiss francs of $4,877 (Note 4) and issued debt relating to its repurchase of stock associated with options exercised of $752 (Note 4).

Foreign Currency Translation—The Company has subsidiaries operating in the United Kingdom and Germany at December 31, 2004. The functional currency of the Company’s European operations is the local currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income (loss) for the period in which the exchange rates change. Foreign exchange transaction gains or losses were not significant. Balance sheet accounts of international subsidiaries are translated at the year-end exchange rate, and income statement accounts are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders’ deficit.

Foreign Currency Exchange Risk—Approximately 27% of the Company’s consolidated revenues for the year ended December 31, 2004 and 22% of its consolidated assets at December 31, 2004 are associated with operations outside of the United States. In addition, at December 31, 2004, the Company had debt denominated in British pounds sterling and Swiss francs. The U.S. dollar balance sheets and statements of operations for these businesses are subject to currency fluctuations. The Company is most vulnerable to fluctuations in the British

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

pound and euro against the U.S. dollar. The Company is also subject to currency fluctuations in the Swiss franc and Indian rupee. Historically, the Company has not entered into derivative financial instruments to mitigate this risk, as it has not been cost-effective to do so. The impact of currency fluctuations on the Company’s results of operations has not been significant since both revenues and operating costs of these businesses are denominated in local currency.

Segment Reporting—Operating segments are defined by Statement of Financial Accounting Standards No. 131, “Disclosure About Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company’s chief operating decision maker currently operates one operating segment and the expense structure of the business is managed functionally. The Company’s measure of segment profit is consolidated operating income.

The Company’s revenue, aggregated by service offering, is as follows for each of the three years in the period ended December 31, 2004:

	2004	2003	2002
Transaction processing	$66,410	$49,078	$40,094
Data integration	10,512	5,966	3,157
Customer care	32,476	17,716	22,029

Transaction and other revenues	109,398	72,760	65,280
Client reimbursements	4,061	1,750	1,664

Total	$113,459	$74,510	$66,944

The following is a geographic breakdown of revenues for the years ended December 31, 2004, 2003 and 2002, and a geographic breakdown of long-lived assets at December 31, 2004 and 2003:

	2004	2003	2002
Revenues:
United States	$83,149	$73,894	$66,712
United Kingdom	19,123	—	—
Other International	11,187	616	232

	$113,459	$74,510	$66,944

Long-Lived Assets:
United States	$16,331	$14,800
United Kingdom	2,043	—
Other International	1,139	354

	$19,513	$15,154

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Newly Issued Pronouncements—In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“FIN 46”). FIN 46 clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FASB Interpretation No. 46R (“FIN46R”), a revision to FIN 46. FIN46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. The adoption of FIN46 and FIN46R did not have a material impact on the Company’s financial statements.

In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-08). This EITF requires shares of common stock issuable upon conversion of convertible debt instruments where the conversion is tied to share price to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share. EITF 04-08 is effective for the Company’s fiscal year 2004 and requires restatement of earnings per share calculations from previous years when applicable. The Company’s convertible debt instruments do not contain a contingent feature, and therefore EITF 04-08 has no impact on the Company’s loss per share for each of the periods presented.

In December 2004, the FASB issued Statement No. 123 (revised 2004) (“SFAS 123(R)”) entitled, “Share-Based Payment.” This standard will require the recognition of compensation expense for the grant-date fair value of all share-based awards granted to employees. In April 2005, the SEC amended the implementation dates of SFAS 123(R) and, as a result, the Company will adopt SFAS 123(R) in the fiscal quarter beginning January 1, 2006. The impact the new standard will have on the Company’s results of operations has not yet been determined.

3. COMMITMENTS AND CONTINGENCIES

Lease Obligations—The Company leases certain facilities and equipment under noncancelable operating lease agreements which expire at various times through fiscal 2008. Future minimum annual lease payments under the related noncancelable operating leases at December 31, 2004 are as follows:

2005	$5,235
2006	3,564
2007	2,159
2008	1,735

Total	$12,693

Rental expense for the years ended December 31, 2004, 2003 and 2002 was $3,938, $2,925 and $2,916, respectively.

Employment Agreements—The Company has entered into employment agreements with certain key executives. The agreements provide for compensation and benefits through the expiration of the individual agreement upon termination of employment, other than by the employee voluntarily or by the Company for cause. Minimum commitments under these agreements are $1,334, $435 and $413 during fiscal 2005, 2006 and 2007, respectively.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Service Agreement—The Company has a service agreement with an unrelated party that provides certain labor services to the Company. Related expenses of $600, $0 and $0 were recognized during fiscal 2004, 2003 and 2002, respectively. The agreement expires August 2007 and the Company has committed to purchase a minimum of $4,800 of services during the remainder of the agreement.

Litigation—The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company’s financial position, liquidity, or results of operations.

Savings Plan—In the U.S., the Company participates in a 401(k) profit-sharing plan (the “Plan”) sponsored by WorldTravel Partners, an affiliated entity, under which substantially all full-time employees are eligible to participate. Participants are also eligible to receive a discretionary match. Total expense recognized by the Company under the Plan was $540, $609 and $570 for the years ended December 31, 2004, 2003 and 2002, respectively.

In the United Kingdom, Germany and Switzerland, the Company participates in defined-contribution plans. Total expense recognized by the Company under these plans was $982 in 2004. The Company did not participate in these plans prior to 2004.

4. DEBT

Debt consists of the following as of December 31, 2004 and 2003:

	2004	2003
Seller notes	$6,144	$566
Other notes	752	—
Capital lease obligations	1,294	158

	8,190	724
Less current maturities	3,607	558

	$4,583	$166

Seller notes consist of unsecured promissory notes issued to the former owners of companies acquired by TRX, and are outstanding at December 31, 2004 and 2003 as follows:

2004		2003	Interest Rate	Repayment Terms
$166		$566	7.00%	Due April 2005, owed to a shareholder
3,185	*	—	Variable, 5.75% at December 31, 2004	Three equal annual installments in January 2005 through 2007; denominated in British Pounds and owed to a shareholder
411	*	—	6.50%	Three equal annual installments in January 2005 through 2007; denominated in Swiss Francs and owed to a shareholder
2,382		—	6.50%	Three equal annual installments in January 2005 through 2007; denominated in Swiss Francs

$6,144		$566	Total

*	The lender may accelerate the note immediately prior to an initial public offering of common stock by the Company, upon a reduction of Company ownership by BCD to 50% or less, or upon a reduction of ownership by the Company in the subsidiaries that issued the notes to 50% or less.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

From time to time, the Company enters into capital lease agreements with equipment vendors. The agreements are collateralized by the leased assets, bear interest ranging from 6.0% to 7.9%, are payable in monthly installments, and expire on dates ranging from June 2005 to June 2007. Other notes are unsecured and bear interest at rates ranging from 3.2% to 6.0%, and are due periodically from July 2005 to December 2006.

The aggregate maturities of debt are as follows:

2005	$3,607
2006	2,483
2007	2,100

$8,190

In December 2004, the Company entered into a $10 million revolving line of credit facility expiring August 2006. The lender holds a senior security interest in all the domestic assets of the TRX, and a 66% interest in the stock of the Company’s international subsidiaries. Under the facility, TRX is subject to certain financial covenants, including maintenance of certain minimum EBITDA, with adjustments specified in the facility, and certain leverage ratios. The facility also requires that the Company reduce its borrowings to $2 million or less for 30 days during each calendar quarter. Further, the Company is restricted in its ability to, among other things, make advances to its European operations, make acquisitions, make capital expenditures, incur additional indebtedness and pay dividends. In connection with entering into the facility, BCD, the lender and TRX entered into a Capital Contribution Agreement, pursuant to which BCD has committed to contribute up to $5.0 million in increments of $2.5 million to TRX, which capital contributions would be made as directed by the lender, upon an Event of Default, as defined in the Capital Contribution Agreement. These funds will be used to first prepay outstanding obligations under the facility, and second, cash collateralize outstanding letters of credit, or otherwise as directed by the lender. The Company pays a variable rate of interest on draws, at LIBOR plus 2%, and an annual fee of 0.75% of the unused portion of the $10 million commitment. There were no borrowings against the facility during 2004.

5. CONVERTIBLE NOTES

In November 2001, the Company issued 7% convertible notes totaling $20,000. The notes are held by shareholders of TRX. Interest is either payable in cash semiannually or upon settlement in cash or common stock, at the election of the holder. The notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $11.03, subject to adjustments, totaling 1,813 shares of common stock (plus shares related to accrued and unpaid interest, if any). The notes are due in full in November 2006. In December 2004, the notes were amended to subordinate them to the senior secured revolving credit facility and to increase the interest rate to 11%. Further, if the convertible notes are not paid when due, the rate of interest will increase to 13% until repaid, with such interest rate applied retroactively from December 31, 2004. In management’s view, the likelihood of this interest rate increase to 13% is remote. Accordingly, the Company is recording interest expense at 11%. The notes are junior and subordinated to our senior secured revolving credit facility.

Warrants to purchase 640,285 shares of common stock at $11.03 were issued with November 2001 convertible notes (Note 7). The Company may, at its sole election, repurchase the warrants in the event of an initial public offering of its common stock that provides at least $20,000 of cash proceeds to the Company and places a value on the Company of at least $150,000, at a price determined by the Black-Scholes Option Pricing Model. The value of the warrants, determined to be $1,782 based on the relative fair value of the warrants to the notes, has been accounted for as a debt discount and is being amortized to interest expense over the contractual term of the related notes. At December 31, 2004 and 2003, the unamortized debt discount was $683 and $1,040, respectively.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

6. INCOME TAXES

Deferred taxes are as follows at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets:
Net operating loss carryforwards—U.S.	$11,294	$8,869
Net operating loss carryforwards—foreign	6,406	2,149
Accruals	1,782	3,557
Allowance for doubtful accounts	146	291

Total deferred tax assets	19,628	14,866

Deferred tax liabilities:
Property and equipment	752	64

Total deferred tax liabilities	752	64

Net deferred tax asset	18,876	14,802
Valuation allowance	(18,876)	(14,802)

Net deferred taxes	$—	$—

At December 31, 2004 and 2003, U.S. net operating losses of $28,958 and $23,023, respectively, are available to offset future taxable income through 2024. Benefits for income taxes are not presented in the accompanying statements of operations, as the net deferred tax assets have been fully reserved. The valuation allowance was recorded because management is unable to conclude that it is more likely than not that its net deferred tax assets will be realized. A reconciliation of income taxes at the federal statutory rate to the tax provision recorded by the Company for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Federal income tax benefit at statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes—net of federal benefit	(5.0)	(5.0)	(5.0)
Other	0.5	0.7	5.1
Change in deferred tax asset valuation allowance	38.5	38.3	33.9

	0.0%	0.0%	0.0%

7. SHAREHOLDERS’ DEFICIT

Issuance of Common Stock—In 2004, the Company issued 408,496 shares of its common stock for proceeds of $4,976. The proceeds were used for general corporate purposes.

Stock Options—In January 2000, the Company adopted the 2000 Stock Incentive Plan (the “Stock Plan”). Pursuant to the Stock Plan, the Company is authorized to issue options to purchase 1,300,000 shares of common stock. The Stock Plan allows the issuance of incentive stock options, nonqualified stock options, and stock purchase rights. Options generally become exercisable over four years and expire ten years from the date of grant. The weighted average grant-date fair value of the options granted during fiscal 2004 and 2002, calculated using the minimum-value method, was $2.79 and $1.90. No options were granted during fiscal 2003. At December 31, 2004, options to purchase 60,380 shares of common stock were available for future grant under the Plan.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$5.00-$9.35	250,000	6.3	$8.65	198,000	$6.69
$11.03-$12.24	334,810	8.3	$11.12	106,110	$7.56

	584,810		$10.06	304,110	$6.99

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	754,620	$10.45	1,184,620	$9.03	1,104,620	$8.88
Granted	180,000	11.20	—	—	80,000	11.03
Cancelled	(125,000)	9.89	—	—	—	—
Exercised	(224,810)	8.85	(430,000)	6.52	—	—

Outstanding at December 31	584,810	$10.06	754,620	$10.45	1,184,620	$9.03

In connection with the issuance of options in December 1999, June 2001 and February 2004, the Company recognized $2,257, $781 and $188, respectively, as deferred compensation for the excess of the estimated fair value of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. Deferred compensation is amortized ratably over the vesting period of the options.

Stock Warrants—In July 2000, the Company granted a customer warrants to purchase up to 197,968 shares of common stock over a five-year period. In July 2001, the exercise price of the warrants was established at $12.96 per share and 24,723 shares became exercisable. The vested warrants were valued at $60 and were accounted for as a reduction to transaction and other revenue and a credit to additional paid-in capital. The warrants for the remaining 173,245 shares become exercisable if the customer generates certain levels of revenue for the Company by July 2005.

In connection with issuance of convertible debt in November 2001 (Note 5), the Company issued warrants to holders of the notes to purchase 640,285 shares of common stock with an exercise price of $11.03 per share. The warrants were valued at $1,782.

Preferred Stock—The Company has authorized the issuance of 10,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2004 and 2003, no preferred stock was outstanding.

Note Receivable from Shareholder—In connection with a July 2001 sale of common stock, the Company loaned an officer of the Company $1,000, all of which is outstanding at December 31, 2004 and 2003. The loan is secured by common stock of the Company held by the officer and certain other assets and bears interest at 6% per annum. The note becomes payable upon the earlier of termination of employment or January 2005. The note was amended in early 2005 to extend the maturity date to the earlier of termination of employment or 30 days after the first date that the officer is able to sell shares of TRX common stock in the public market at a price of no less than $15.00 per share. Outstanding balances are classified as a reduction of stockholders’ equity in the accompanying consolidated balance sheets.

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

8. RELATED-PARTY TRANSACTIONS

WorldTravel BTI is majority-owned by our majority shareholder, BCD. During 2004, 2003 and 2002, the Company recognized revenues from WorldTravel BTI, totaling $7,229, $5,989 and $5,523, respectively. At December 31, 2004 and 2003, respectively, $426 and $390 was receivable from WorldTravel BTI.

Hogg Robinson plc and its affiliates (“Hogg Robinson”) own a portion of TRX. The Company has a shared services agreement with Hogg Robinson under which it purchases administrative services, office space and technology. During 2004, the Company recognized transaction and other revenues and expenses for shared services totaling $1,424 and $3,785, respectively. At December 31, 2004, $2,030 was payable to Hogg Robinson. There were no such revenues or expenses in 2003 and 2002.

Sabre Investments, Inc. owns a portion of TRX’s convertible debt and also warrants to purchase common stock of the Company. During 2004, 2003 and 2002, the Company incurred costs for connectivity fees and licensing technology from Sabre of $145, $641 and $72, respectively. At December 31, 2004 and 2003, respectively, the Company had no payables to Sabre.

9. EQUITY METHOD INVESTMENTS

In February 2000, the Company entered into a 50% joint venture to provide transaction processing, customer support, and technology services in certain European and Scandinavian countries (“TRX Europe”). In January 2001, the Company acquired a 34% interest in an entity to provide transaction processing and customer support services in Switzerland, Germany, and Austria (“TRX Central Europe”). The above investments were accounted for under the equity method of accounting prior to 2004 (Note 10), and are included in Other Assets in the accompanying consolidated balance sheet at December 31, 2003.

Summarized balance sheet information for these investments as of December 31, 2003, is as follows:

Assets:
TRX Europe	$5,325
TRX Central Europe	3,831

Total assets	$9,156

Liabilities:
TRX Europe	$5,165
TRX Central Europe	3,680

Total liabilities	$8,845

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

Summarized operating information for these investments for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
Revenues:
TRX Europe	$15,893	$9,902
TRX Central Europe	7,535	3,501

Total revenues	$23,428	$13,403

Net Loss:
TRX Europe	$(416)	$(716)
TRX Central Europe	(2,024)	(1,665)

Total net loss	$(2,440)	$(2,381)

TRX Equity in Loss of Investments:
TRX Europe	$(208)	$(358)
TRX Central Europe	(688)	(566)

Total equity in loss of investments	$(896)	$(924)

During 2002, the Company advanced $731 and $439 to TRX Europe and TRX Central Europe, respectively. No advances were made in 2003.

10. EUROPE PURCHASE AND RESTRUCTURING

In January 2004, the Company purchased an additional 50% of TRX Europe (bringing its ownership to 100%) for $13.0 million. The purchase price included cash of $10.0 million and a promissory note of $3.0 million. In January 2004, the Company purchased an additional 66% of TRX Central Europe (bringing its ownership to 100%) from two entities for $2.8 million. The purchase price included cash of $0.3 million and two promissory notes totaling $2.5 million. These step acquisitions have been recorded using the purchase method of accounting, which included an evaluation of the existence of any identifiable intangibles at the date of acquisition, such as marketing-related, customer-related, contract-based, and technology-based intangible assets. Customer relationships were the only identifiable intangible asset and were valued based on discounted cash flows. None of the goodwill is deductible for tax purposes. The following table summarizes the fair values of the assets acquired and liabilities assumed:

	TRX Europe	TRX Central Europe
Current assets	$3,115	$2,335
Property and equipment	2,023	868
Goodwill	13,661	4,378
Customer-related intangible assets	70	545

Total assets acquired	18,869	8,126

Current liabilities	(5,294)	(5,729)
Elimination of investment	(622)	440

Total consideration	$12,953	$2,837

TRX purchased the remaining interests in its European joint ventures to gain control over its European operations, ensuring an independent, global reach in support of its increasingly global client base. Due to the

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

strategic nature of the acquisition, low asset base, and expected cash flows of existing relationships, a significant amount of goodwill was recorded in connection with the acquisitions.

The following unaudited pro forma results of operations for the Company’s fiscal year ended December 31, 2003 have been prepared assuming the acquisitions were effective on January 1, 2003. Pro forma results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the assumed date, nor are they necessarily indicative of future results. Pro forma operating results are for information purposes only and are as follows:

	As Reported	Pro Forma (Unaudited)
Revenue	$74,510	$97,938
Net loss	$(4,388)	$(5,932)
Basic and diluted loss per share	$(0.38)	$(0.52)

In conjunction with the acquisition, the Company consolidated its European operating locations to Germany by closing its France and Switzerland operations. These initiatives resulted in severance-related and lease termination costs of $1,166 relating to Switzerland, reflected in the purchase accounting above. Severance-related costs of $715 were unpaid but accrued at December 31, 2004 and are expected to be paid during the first half of 2005. Lease termination costs of $270 are accrued at December 31, 2004 and are expected to be paid over the remaining lease term through the first quarter of 2006.

Severance-related costs of $305 relating to France have been accrued in accordance with SFAS No. 146, since the France business has been 100% owned prior to 2004, and were paid during the first quarter of 2005. Lease termination costs of $397 are accrued at December 31, 2004 and were settled for that amount in March 2005. Operational transition costs of $194 were incurred to migrate functions to Berlin. Asset impairment charges of $711 were recorded, and $125 was accrued for other costs associated with ceasing operations.

A summary of the accruals associated with the above restructuring activities is as follows:

	Liability Balance at December 31, 2003	Costs Accrued in Purchase Accounting	Costs Charged During 2004	Cash Payments During 2004	Liability Balance at December 31, 2004
One-time employee termination benefits	$—	$808	$305	$(93)	$1,020
Lease termination costs	—	270	397	—	667
Other related costs	—	88	125	—	213

Total accrued	$—				$1,900

Non-cash asset impairment charges			711
Transition expenses			194

Total restructuring charges			$1,732

TRX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share data)

11. SUBSEQUENT EVENTS

In April 2005, the Company closed its Orangeburg, South Carolina call center. The Company expects to record restructuring charges of approximately $2.2 million in the first and second quarters of 2005 including severance, lease abandonment and write downs of leasehold improvements.

In the near term, the Company expects to file a registration statement on Form S-1 with the U.S. Securities and Exchange Commission to sell existing and new common stock in the public markets. There can be no assurance that the Offering will be successfully completed.

TRX, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2005	Pro Forma June 30, 2005
		(Note 1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,366	$5,869
Trade accounts receivable, net	9,121	9,121
Prepaids and other	1,596	1,596

Total current assets	21,083	16,586

NONCURRENT ASSETS:
Property and equipment, net	17,654	17,654
Goodwill	21,512	21,512
Other assets, net	1,687	1,687

Total noncurrent assets	40,853	40,853

Total assets	$61,936	$57,439

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$30,405	$29,244
Customer deposits and deferred revenue	13,567	13,567
Current portion of long-term debt	4,124	4,124

Total current liabilities	48,096	46,935

NONCURRENT LIABILITIES:
Long-term debt—Less current portion	1,995	1,995
Other long-term liabilities	875	875

Total noncurrent liabilities	2,870	2,870

CONVERTIBLE NOTES, net of unamortized discount	19,495	1,360

COMMITMENTS AND CONTINGENCIES (NOTE 1)

SHAREHOLDERS’ DEFICIT:
Common stock, $.01 par value; 100,000,000 shares authorized; 12,649,283 shares issued; 12,461,752 shares outstanding	126	144
Additional paid-in capital	45,806	63,324
Treasury stock, at cost; 187,531 shares	(2,294)	(2,294)
Deferred compensation	(71)	(71)
Cumulative translation adjustment	655	655
Accumulated deficit	(52,747)	(55,484)

Total shareholders’ deficit	(8,525)	6,274

Total liabilities and shareholders’ deficit	$61,936	$57,439

See notes to unaudited consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Six Months Ended June 30,
	2005	2004
REVENUES:
Transaction and other revenues	$59,938	$55,337
Client reimbursements	2,024	1,877

	61,962	57,214

EXPENSES:
Operating	38,657	35,035
Selling, general, and administrative	10,227	10,783
Technology development	6,065	6,204
Client reimbursements	2,024	1,877
Restructuring	2,308	—
Depreciation and amortization	4,810	4,918

Total expenses	64,091	58,817

OPERATING LOSS	(2,129)	(1,603)

INTEREST EXPENSE, net	(1,493)	(1,097)

NET LOSS	$(3,622)	$(2,700)

Basic and diluted net loss per share	$(0.29)	$(0.22)

See notes to unaudited consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,622)	$(2,700)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,810	4,918
Restructuring charges	499	—
Provision for bad debts	111	49
Stock compensation expense	42	292
Amortization of debt discount	178	179
Changes in assets and liabilities, net of the effect of acquisitions:
Trade accounts receivable	1,912	(831)
Prepaids and other assets	610	194
Accounts payable and accrued liabilities	1,836	329
Customer deposits and deferred revenue	(641)	3,124

Total adjustments	9,357	8,254

Net cash provided by operating activities	5,735	5,554

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(3,321)	(5,193)
Acquisition of equity method investees, net of acquired cash	—	(7,251)

Net cash used in investing activities	(3,321)	(12,444)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(2,637)	(289)
Issuance of common stock, net of offering costs	—	4,125
Initial public offering costs	(976)	—
Repayment of note receivable from shareholder	1,000	—
Repurchases of treasury stock	(321)	—
Proceeds from exercise of stock options	806	1,608

Net cash provided by (used in) financing activities	(2,128)	5,444

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(515)	(110)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(229)	(1,556)

CASH AND CASH EQUIVALENTS—Beginning of period	10,595	18,940

CASH AND CASH EQUIVALENTS—End of period	$10,366	$17,384

See notes to unaudited consolidated financial statements.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

1. ACCOUNTING AND REPORTING POLICIES

Basis of Presentation—The accompanying unaudited consolidated financial statements of TRX, Inc. and its subsidiaries (the “Company” or “TRX”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and disclosures required by GAAP for complete financial statements. As a result, these unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes included elsewhere in this filing. Due to the seasonal fluctuations for the purchase of air travel by leisure and corporate travelers as well as credit card volume related to corporate travel, interim results are not necessarily indicative of results for a full year.

In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring items and restructuring items, considered necessary for a fair statement of results for the interim periods presented.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The balance was $446 as of June 30, 2005.

Revenue Recognition and Cost Deferral—The Company recognizes revenue, in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables and SEC Staff Accounting Bulleting No. 104, Revenue Recognition, when all of the following have occurred: (1) persuasive evidence of an arrangement exists; (2) services have been performed; (3) the fee for services is fixed or determinable; and (4) collectibility is reasonably assured. Generally, these criteria are considered to have been met as follows:

•	For transaction revenue, in which the Company performs ticketing, file-finishing, data consolidation and reporting, and customer care services, when the services are provided;

•	For short-term client-specific customizations, which do not generate direct on-going incremental transaction revenue, when the customization has been delivered to our customer; and

•	For implementation and set-up fees, which generate direct on-going incremental transaction revenue, over the life of the underlying transaction service agreement. Related costs are deferred and recognized as expenses over the life of the underlying transaction service agreement.

The Company applies Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred,” which requires that client reimbursements received for direct costs paid to third parties and related expenses be characterized as revenue. Client reimbursements represent direct costs paid to third parties primarily for voice and data and items such as paper tickets.

Earnings per Share—Basic earnings per share is computed by dividing reported loss available to common shareholders by weighted average shares outstanding during the period. Loss available to common shareholders is the same as reported net loss for all periods presented.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

Diluted earnings per share is computed by dividing reported loss available to common shareholders, adjusted for the earnings effect of potentially dilutive securities, by weighted average shares outstanding during the period and the impact of securities that, if exercised, would have a dilutive effect on earnings per share. All common stock equivalents with an exercise price less than the average market share price for the period are assumed to have a dilutive effect on earnings per share.

For the six months ended June 30, 2005 and 2004, the diluted share base excludes incremental shares related to convertible debt, warrants to purchase common stock and employee stock options as follows:

	Six Months Ended June 30,
	2005	2004
Convertible debt	1,813	1,813
Accrued but unpaid interest on convertible debt	128	114
Warrants	63	—
Employee stock options	90	104

Total	2,094	2,031

These shares were excluded due to their anti-dilutive effect on the loss per share recorded by the Company for the six months ended June 30, 2005 and 2004. No additional securities were outstanding that could potentially dilute basic earnings per share.

The following table sets forth the computation of basic and diluted loss per share:

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	Net Loss	Weighted Average Shares	Per Share	Net Loss	Weighted Average Shares	Per Share
Basic and diluted net loss per share:	$(3,622)	12,462	$(0.29)	$(2,700)	12,022	$(0.22)

Stock-Based Employee Compensation—The Company has a stock-based employee compensation plan. The Company has elected to account for its plan, using the intrinsic value method, under Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, Accounting for Stock-Based Compensation. For purposes of the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, the Company has computed the value of all stock-awards using the minimum value method. The following assumptions were used for grants in the six months ended June 30, 2004: dividend yield and volatility of zero, risk-free interest rate of 3.43%, and an expected life of five years. There were no option grants in the six months ended June 30, 2005.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

If the Company had accounted for its stock-based awards under SFAS No. 123, pro forma net loss would have been as follows:

	Six Months Ended June 30,
	2005	2004
Net loss—as reported	$(3,622)	$(2,700)
Add: Stock-based employee compensation expense included in reported net income	42	292
Deduct: Stock-based compensation expense determined under fair value-based method	(145)	(304)

Pro forma net loss	$(3,725)	$(2,712)

Basic and diluted loss per share:
As reported	$(0.29)	$(0.22)
Pro forma	$(0.30)	$(0.23)

Comprehensive Loss—The Company’s comprehensive loss includes net loss and cumulative translation adjustments. The components of comprehensive loss are as follows:

	Six Months Ended June 30,
	2005	2004
Net loss	$(3,622)	$(2,700)
Cumulative translation adjustment	1,233	53

Total	$(2,389)	$(2,647)

Statement of Cash Flows—Cash paid for interest was $1,123 and $561 for the six months ended June 30, 2005 and 2004, respectively. Cash paid for income taxes was $0 for each of the six months ended June 30, 2005 and 2004. During the six months ended June 30, 2004, the Company entered into capital leases for certain equipment purchases totaling $1,383 (Note 2), issued debt relating to the purchase of its European joint ventures (Note 6) denominated in British pounds sterling and Swiss francs of $4,877 (Note 2) and issued debt of $964 relating to its repurchase of stock associated with options exercised (Note 2).

Segment Reporting—Operating segments are defined by Statement of Financial Accounting Standards No. 131, “Disclosure About Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company’s chief operating decision maker currently operates one operating segment and the expense structure of the business is managed functionally. The Company’s measure of segment profit is consolidated operating income.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

The Company’s revenue, aggregated by service offering, is as follows:

	Six Months Ended June 30,
	2005	2004
Transaction processing	$37,441	$34,087
Data integration	7,955	4,072
Customer care	14,542	17,178

Transaction and other revenues	59,938	55,337
Client reimbursements	2,024	1,877

Total	$61,962	$57,214

The following is a geographic breakdown of revenues for the six months ended June 30, 2005 and 2004, and a geographic breakdown of long-lived assets at June 30, 2005:

	Six Months Ended June 30,
	2005	2004
Revenues:
United States	$44,854	$41,951
United Kingdom	11,248	10,313
Other International	5,860	4,950

	$61,962	$57,214

	At June 30, 2005
Long-Lived Assets:
United States	$14,884
United Kingdom	1,945
Other International	825

	$17,654

Litigation—The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company’s financial position, liquidity, or results of operations.

Newly Issued Pronouncements—In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-08). This EITF requires shares of common stock issuable upon conversion of convertible debt instruments where the conversion is tied to share price to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share. EITF 04-08 was effective for fiscal year 2004 and requires restatement of earnings per share calculations from previous years. The Company’s convertible debt instruments do not contain a contingent feature, and therefore the adoption of EITF 04-08 had no impact on the Company’s loss per share for each of the periods presented.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

In December 2004, the FASB issued Statement No. 123 (revised 2004) (“SFAS 123(R)”) entitled, “Share-Based Payment.” This standard will require the recognition of compensation expense for the grant-date fair value of all share-based awards granted to employees. In April 2005, the SEC amended the implementation dates of SFAS 123(R) and, as a result, the Company will adopt SFAS 123(R) in the fiscal quarter beginning January 1, 2006. The impact the new standard will have on the Company’s results of operations has not yet been determined.

Pro Forma Information—The pro forma consolidated balance sheet information at June 30, 2005 gives effect to (i) the conversion of $18,640 of the Company’s convertible notes (which is approximately 93% of the Company’s outstanding convertible notes) into 1,689,925 shares of common stock and the issuance of 105,259 shares of the Company’s common stock to the holders of such convertible notes in satisfaction of accrued interest at June 30, 2005 on such convertible notes, both of which will occur immediately prior to the closing of an initial public offering; (ii) the payment of $700 to certain holders of our convertible notes to effect the conversion of the convertible notes held by such noteholders, which payment will be accounted for as a charge to earnings immediately prior to the closing of this offering; and (iii) the repurchase by the Company of outstanding warrants to purchase 640,285 shares of our common stock at a total price of $3,800 which will occur immediately prior to the closing of the initial public offering if the closing for the offering takes place on or before September 30, 2005. The fair value of these warrants approximated $1,800 and, to effect the conversion of the convertible notes held by the warrant holder, the Company amended the warrant purchase agreement on September 22, 2005 to increase the price of the warrants by $2,000. Accordingly, the original $1,800 purchase price will be accounted for as a reduction of additional paid-in-capital and the remaining $2,000 will be accounted for as a charge to earnings immediately prior to the closing of this offering if the closing of this offering takes place on or before September 30, 2005. Estimated proceeds from common shares to be issued upon an initial public offering are excluded.

2. DEBT

Debt consists of the following as of June 30, 2005:

June 30, 2005
Seller notes	$3,635
Other notes	1,716
Capital lease obligations	768

6,119
Less current maturities	4,124

$1,995

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

Seller notes consist of unsecured promissory notes issued to the former owners of companies acquired by TRX, and are outstanding as follows:

June 30, 2005		Interest Rate	Repayment Terms
1,989	*	Variable, 5.75% at June 30, 2005	Three equal annual installments in January 2005 through 2007; denominated in British Pounds and owed to a shareholder

242	*	6.50%	Three equal annual installments in January 2005 through 2007; denominated in Swiss Francs and owed to a shareholder

1,404		6.50%	Three equal annual installments in January 2005 through 2007; denominated in Swiss Francs

$3,635		Total

*	The lender may accelerate the note immediately prior to an initial public offering of common stock by the Company, upon a reduction of Company ownership by BCD to 50% or less, or upon a reduction of ownership by the Company in the subsidiaries that issued the notes to 50% or less.

From time to time, the Company enters into capital lease agreements with equipment vendors. The agreements are collateralized by the leased assets, bear interest ranging from 6.5% to 7.9%, are payable in monthly installments, and expire on dates ranging from May 2006 to June 2007. Other notes are unsecured and bear interest at rates ranging from 3.2% to 6.0%, and are due periodically from July 2005 to December 2006. During the six months ended June 30, 2005, the Company issued notes totaling $964 due in March 2006 and May 2006 related to its repurchase of 105,000 shares of stock associated with options exercised.

The aggregate maturities of debt at June 30, 2005 are as follows:

Years ending June 30,
2006	$4,124
2007	1,995

$6,119

In December 2004, the Company entered into a $10 million revolving line of credit facility expiring August 2006. The lender holds a senior security interest in all the domestic assets of TRX, and a 66% interest in the stock of the Company’s international subsidiaries. Under the facility, TRX is subject to certain financial covenants, including maintenance of certain minimum EBITDA, with adjustments specified in the facility, and certain leverage ratios. As of June 30, 2005, the Company is in compliance with all financial covenants. The facility also requires that the Company reduce its borrowings to $2.0 million or less for 30 days during each calendar quarter. Further, the Company is restricted in its ability to, among other things, make advances to its European operations, make acquisitions, make capital expenditures, incur additional indebtedness and pay dividends. In connection with entering into the facility, BCD Holdings N.V. (“BCD”), the lender and TRX entered into a Capital Contribution Agreement, pursuant to which BCD has committed to contribute up to $5.0 million in increments of $2.5 million to TRX, which capital contributions would be made as directed by the lender, upon an Event of Default, as defined in the Capital Contribution Agreement. These funds will be used to first prepay outstanding obligations under the facility, and second, cash collateralize outstanding letters of credit, or otherwise as directed by the lender. The Company pays a variable rate of interest on draws, at LIBOR plus 2%, and an annual fee of 0.75% of the unused portion of the $10 million commitment. As of June 30, 2005, $4.6 million was available for borrowing, and there were no borrowings against the facility.

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

3. CONVERTIBLE NOTES

In November 2001, the Company issued 7% convertible notes totaling $20,000. The notes are held by shareholders of TRX. Interest is either payable in cash semiannually or upon settlement in cash or common stock, at the election of the holder. The notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $11.03, subject to adjustments, totaling 1,813 shares of common stock (plus shares related to accrued and unpaid interest, if any). The notes are due in full in November 2006. In December 2004, the notes were amended to subordinate them to the senior secured revolving credit facility and to increase the interest rate to 11%. Further, if the convertible notes are not paid when due, the rate of interest will increase to 13% until repaid, with such interest rate applied retroactively from December 31, 2004. In management’s view, the likelihood of this interest rate increase to 13% is remote. Accordingly, the Company is recording interest expense at 11%. The notes are junior and subordinated to our senior secured revolving credit facility.

Pursuant to agreements the Company entered into with holders of the convertible notes in July 2005 and September 2005 and in consideration of the payment by us of $700 to certain holders of our convertible notes to effect the conversion of the convertible notes, $18,640 of convertible notes will be converted into 1,689,925 shares of common stock and 105,259 shares of common stock will be issued to the holders of such convertible notes in satisfaction of accrued interest on such convertible notes immediately prior to the closing of the Company’s initial public offering of common stock.

A warrant to purchase 640,285 shares of common stock at $11.03 was issued with the November 2001 convertible notes (Note 4). The Company may, at its sole election, repurchase the warrant in the event of an initial public offering of its common stock that provides at least $20,000 of cash proceeds to the Company and places a value on the Company of at least $150,000 at a price determined by the Black-Scholes Option Pricing Model. The value of the warrant, determined to be $1,782 based on the relative fair value of the warrant to the notes, has been accounted for as a debt discount and is being amortized to interest expense over the contractual term of the related notes. At June 30, 2005, the unamortized debt discount was $505.

Pursuant to an agreement the Company entered into with the holder of the warrant on July 8, 2005, as amended on September 22, 2005, if the closing of the Company’s initial public offering of common stock takes place on or before September 30, 2005, the Company will repurchase the warrant at a price of $3,800 immediately prior to the closing of the offering. If the closing of the offering does not occur on or before September 30, 2005, the warrant to purchase 640,285 shares of common stock will continue to be outstanding at an exercise price of $11.03, subject to adjustments, immediately exercisable. The warrant, if not purchased by the Company, expires on November 16, 2011.

4. SHAREHOLDERS’ DEFICIT

Issuance of Common Stock—In June 2004, the Company issued 337,018 shares of its common stock for proceeds of $4,125, net of offering costs. The proceeds were used for general corporate purposes.

Exercise of Stock Options— During the six months ended June 30, 2005, 105,000 stock options with a weighted average exercise price of $7.69 per share were exercised. During the six months ended June 30, 2004, 184,810 stock options with a weighted average exercise price of $8.75 per share were exercised.

Note Receivable from Shareholder—In connection with a July 2001 sale of common stock, the Company loaned an officer of the Company $1,000, all of which was repaid in full in May 2005.

5. RELATED-PARTY TRANSACTIONS

WorldTravel BTI is majority-owned by our majority shareholder, BCD. During the six months ended June 30, 2005, the Company recognized revenues from WorldTravel BTI, totaling $4,344. During the six months

TRX, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(In thousands, except share data)

ended June 30, 2004, the Company recognized revenues from WorldTravel BTI, totaling $3,281. At June 30, 2005, $109 was receivable from WorldTravel BTI.

In the U.S., the Company participates in a 401(k) profit-sharing plan (the “Plan”) sponsored by WorldTravel Partners, an affiliated entity, under which substantially all full-time employees are eligible to participate. Participants are also eligible to receive a discretionary match. Total expense recognized by the Company under the Plan was $301 and $335 for the six months ended June 30, 2005 and 2004, respectively.

Hogg Robinson plc and its affiliates (“Hogg Robinson”) own a portion of TRX. The Company has a shared services agreement with Hogg Robinson under which it purchases administrative services, office space and technology. During the six months ended June 30, 2005, the Company recognized revenues of $719, and expenses for shared services totaling $2,393. During the six months ended June 30, 2004, the Company recognized revenues of $473, and expenses for shared services totaling $1,403. At June 30, 2005, $995 was payable to Hogg Robinson.

Sabre Investments, Inc. owns a portion of TRX’s convertible debt and also warrants to purchase common stock of the Company. During the six months ended June 30, 2005, the Company incurred costs for connectivity fees and licensing technology from Sabre of $166, and during the six months ended June 30, 2004, the Company incurred costs for connectivity fees and licensing technology from Sabre of $36. At June 30, 2005, the Company had no payables to Sabre.

6. RESTRUCTURING

In 2004, the Company consolidated its European operating locations to Germany by closing its France and Switzerland operations. In February 2005, the Company announced to employees its intent to close its Orangeburg, South Carolina call center, and closed the facility on April 30, 2005. The Company recorded restructuring charges of $2,308 for the six months ended June 30, 2005 related to severance, lease abandonment, operational transition costs and accelerated depreciation, net of $92 expense reduction recorded to reflect lower expected lease termination costs in Europe.

During the six months ended June 30, 2005, the Company paid all of its employee termination benefits and expects to pay the remaining transition costs during the duration of 2005, and the remaining lease termination costs over the remaining term of the leases, through the fourth quarter of 2005 in Switzerland and the fourth quarter of 2008 in Orangeburg, South Carolina.

A summary of the accruals associated with the restructuring activities during the six months ended June 30, 2005 is as follows:

	Liability Balance at December 31, 2004	Costs Charged	Cash Payments	Liability Balance at June 30, 2005
One-time employee termination benefits	$1,020	$290	$(1,310)	$—
Lease termination costs	667	1,306	(637)	1,336
Other related costs	213	213	(262)	164

Total accrued	$1,900		$(2,209)	$1,500

Non-cash accelerated depreciation		499

Total restructuring charges		$2,308

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount and commission, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee	$11,966
NASD Filing Fee	$10,666
Nasdaq National Market Listing Fee	$5,000
Blue Sky Fees and Expenses	$7,500
Printing and Engraving Costs	$300,000
Legal Fees and Expenses	$700,000
Accounting Fees and Expenses	$400,000
Transfer Agent and Registrar Fees and Expenses	$10,000
Miscellaneous	$54,868

Total	$1,500,000

Item 14. Indemnification of Directors and Officers

Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Business Corporation Code (the “Georgia Code”) govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of a director of TRX for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a director of TRX. Section 14-2-851 also provides such indemnity for directors who, at the request of TRX, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of TRX and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys’ fees) incurred with respect to a proceeding. However, if the director is adjudged liable to TRX in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (ii) by a majority of the members of a committee of two or more disinterested directors, (iii) by special legal counsel or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the right of indemnification granted to directors under Section 14-2-852, as described above. In addition, TRX may, as provided by its Articles, Bylaws, general or specific actions by its Board of Directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

Our Articles of Incorporation limit the personal liability of our directors to TRX or our shareholders for monetary damage for any breach of duty as a director, provided that we cannot limit the liability of a director for:

•	a breach of duty involving appropriation of a business opportunity of TRX;

•	an act or omission which involves intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper personal benefit; or

•	unlawful corporate distributions.

In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended.

Our bylaws require us to indemnify any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was one of our directors or officers, against liability incurred by the director or officer in such proceeding except for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

•	any appropriation, in violation of such director’s or officer’s duties, of any business opportunity of TRX;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	any transaction from which such officer or director received an improper personal benefit; or

•	unlawful corporate distributions.

Reference is hereby made to Section 7 of the Underwriting Agreement, the form of which is filed as Exhibit 1 hereto, in which the Underwriters agree to indemnify our directors and officers and certain other persons against certain civil liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all securities sold by the registrant since January 1, 2002:

1. In June and July 2004, we issued and sold an aggregate of 408,496 shares of our common stock for an aggregate purchase price of $5,000,000. Of those shares, 324,123 shares were sold to BCD Technology, S.A., 47,029 shares were sold to Sabre Investments, Inc., 24,449 shares were sold to Davis Family Holdings, LLC, and an aggregate of 12,895 shares were sold to several other shareholders.

2. Since our inception, we have granted to employees, officers and directors under our 2000 Stock Incentive Plan options to purchase an aggregate of 1,364,620 shares of our common stock in consideration for services provided to us. The exercise prices range from $5.00 per share to $12.24 per share, with a weighted average exercise price of $8.73 per share for all issued options. The weighted average exercise price per share of all options outstanding as of June 30, 2005 is $10.54 per share.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act or, with respect to issuances to employees and consultants, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information from the registrant or had adequate access, through their relationships with the registrant, to such information.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed with this registration statement.

Exhibit No.	Description
1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Articles of Incorporation of TRX, Inc. as currently in effect.

3.2*	Amended and Restated Bylaws of TRX, Inc., as currently in effect.

3.3*	Form of Amended and Restated Articles of Incorporation of TRX, Inc., to be effective upon the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of TRX, Inc., to be effective upon the completion of this offering.

4.1*	Specimen Common Stock certificate.

4.2*

Amended and Restated Shareholders Agreement, dated August 31, 2001, by and among TRX, Inc., BCD Technology, S.A., Christopher M. Brittin, Susan R. Hopley, Gary D. Smith and Jean H. Smith, as Trustees of the Gary D. Smith and Jean H. Smith Trust, and F. Gilmer Siler.

4.3*	Amended and Restated Shareholders Agreement, dated May 23, 2001, by and among TRX, Inc., BCD Technology, S.A., Ralph Manaker, Velva Wiggins and Davis Family Holdings, LLC.

4.4*

Shareholders Agreement, dated November 5, 1999, as amended February 18, 2000 and November 16, 2001, by and among WT Technologies, Inc., Hogg Robinson International Benefits Limited and BCD Technology, S.A.

4.5*	Rights Agreement, dated November 16, 2001, by and among Sabre Investments, Inc., BCD Technology, S.A. and TRX, Inc.

4.6*	Shareholders Agreement, dated January 21, 2004, by and among TRX, Inc., BCD Technology, S.A. and Michael A. Buckman.

4.7*	Shareholders Agreement, dated December 30, 2003, by and among TRX, Inc., BCD Technology, S.A. and Davis Family Holdings II, LLC.

4.8*	Voting and Transfer Restriction Agreement, dated November 4, 1999, by and among WT Technologies, Inc., Susan R. Hopley and the Smith Trust.

4.9*	Securityholders Agreement, dated July 1, 2002, by and among TRX, Inc. and WorldTravel Partners I, LLC.

5*	Opinion of McKenna Long & Aldridge LLP (including consent).

10.1*	Convertible Promissory Note, dated July 1, 2002, as amended December 30, 2004, made by TRX, Inc. in favor of WorldTravel Partners I, LLC.

10.2*	Convertible Promissory Note, dated November 16, 2001, made by TRX, Inc. in favor of Hogg Robinson Holdings BV.

Exhibit No.	Description
10.3*	First Amendment to Convertible Promissory Note and Consent to Loan Transaction, dated December 30, 2004, by and between TRX, Inc. and Hogg Robinson Holdings BV.

10.4*	Amended and Restated Convertible Promissory Note, dated July 1, 2002, as amended December 30, 2004, made by TRX, Inc. in favor of BCD Technology, S.A.

10.5*	Letter Agreement, dated December 31, 2004, by and among BCD Technology, S.A. and Norwood H. Davis, III, Davis Family Holdings, LLC and Davis Family Holdings II, LLC.

10.6*	Letter Agreement, dated November 16, 2001, by and between TRX, Inc. and Davis Family Holdings, LLC.

10.7*	Convertible Promissory Note, dated November 16, 2001, as amended December 30, 2004, made by TRX, Inc. in favor of Davis Family Holdings, LLC.

10.8*	Amended and Restated Promissory Note and Security Agreement, dated February 8, 2005, made by Davis Family Holdings, LLC in favor of TRX, Inc.

10.9*	Senior Secured Convertible Note Purchase Agreement, dated November 16, 2001, by and between TRX, Inc. and Sabre Investments, Inc.

10.10*	Senior Secured Convertible Promissory Note, dated November 16, 2001, as amended April 23, 2003, made by TRX, Inc. in favor of Sabre Investments, Inc.

10.11*

Second Amendment to Senior Secured Convertible Promissory Note, Release of Security Interest, and Consent to Loan Transaction, dated December 30, 2004, by and between TRX, Inc., TRX Data Services, Inc. f/k/a Arthur H. Ltd, TRX Fulfillment Services, LLC, TRX Technology Services, L.P., Travel Technology, LLC, Technology Licensing Company, LLC and Sabre Investments, Inc.

10.12*	Credit Agreement, dated December 30, 2004, by and between TRX, Inc. and Bank of America, N.A.

10.13*	Note, dated December 30, 2004, made by TRX, Inc. in favor of Bank of America, N.A.

10.14*	Capital Contribution Agreement, dated December 30, 2004, by and among Bank of America, N.A., TRX, Inc. and BCD Holdings N.V.

10.15*	Securities Pledge Agreement, dated December 30, 2004, made by TRX, Inc. and each of the TRX, Inc. subsidiaries named therein, in favor of Bank of America, N.A.

10.16*	Security Agreement, dated December 30, 2004, made by TRX, Inc. and each of the TRX, Inc. subsidiaries named therein, in favor of Bank of America, N.A.

10.17*	Services Agreement, dated December 23, 2002, by and between American Airlines, Inc. and TRX Fulfillment Services, LLC.

10.18*

Service Bureau Agreement, dated July 24, 2000, as amended March 9, 2001, July 15, 2002 and June 6, 2003, by and between Travel Technologies Group, L.P., d/b/a Travel Technologies Group, and American Express Travel Related Service Company, Inc.

10.19	Intentionally Omitted.

10.20	Intentionally Omitted.

10.21*	Services Agreement, dated July 1, 2004, by and between TRX Data Services, Inc. and American Express Travel Related Services Company, Inc.

10.22*	Warrant Agreement, dated November 16, 2001, by and between TRX, Inc. and Sabre Investments, Inc.

10.23*	Employment Contract, dated December 31, 2004, by and between Norwood H. Davis, III and TRX, Inc.

10.24*	Employment Contract, dated April 1, 2001, as amended August 5, 2004 and April 27, 2005, by and between Lindsey Sykes and TRX, Inc.

10.25*	Employment Contract, dated February 1, 2000, as amended July 1, 2001, November 1, 2002 and April 26, 2005, by and between Timothy J. Severt and TRX, Inc.

Exhibit No.	Description

10.26*	Employment Contract, dated April 5, 2004, as amended April 27, 2005, by and between Victor Pynn and TRX, Inc.

10.27*

Lease Agreement, dated September 26, 1995, as amended August 7, 1996, April 8, 1997, December 3, 1997, October 5, 1998, April 22, 1999, August 17, 1999, March 29, 2000, January 1, 2003 and July 26, 2004, by and between WorldTravel Partners, L.P. and Weeks Realty, L.P.

10.28*	Lease Agreement, dated January 1, 2003, by and between Create-a-Book, Inc. and TRX, Inc.

10.29*

Lease Agreement, dated September 15, 1997, as amended June 15, 1998, October 1, 1998, June 15, 1999, April 15, 2000, May 31, 2000, July 15, 2000, July 31, 2000, February 15, 2001, August 15, 2001, June 15, 2003 and July 31, 2003 by and between Travel Technologies Group, L.P. and 4849 Greenville Partners.

10.30*	Sublease Agreement, with Rider, dated December 20, 2001, by and between Qwest Cyber Solutions LLC and TRX, Inc.

10.31*	Office Building Lease, dated October 1, 2004, by and between TRX, Inc. and Charles E. Smith Real Estate Services L.P.

10.32*	Lease by and between TRX Germany GmbH i.G. and DIFA Deutsche Immobilien Fonds AG.

10.33*	Lease Agreement, dated September 28, 2000, by and among Hogg Group plc, e-TRX Limited and Hogg Robinson PLC.

10.34*	Sublease Agreement, dated March 1, 2005, by and between Hogg Robinson plc and TRX Europe Limited.

10.35*	Lease Agreement, dated December 1, 1999, by and between Michael W. Barker, Denver D. Horn and WorldTravel Technologies, LLC d/b/a OFS Online Fulfillment Services.

10.36*

Lease, dated June 25, 1998, with Addendum dated December 7, 1998, by and between Ft. Motte Partners, LLC and Cendant Operations, Inc., as assigned to and assumed by TRX, Inc., pursuant to an Assignment and Assumption of Lease, dated April 15, 2000, by and between Cendant Operations, Inc., Cendant Financing Holding, Inc., TRX, Inc. and Ft. Motte Partners, LLC.

10.37*	Amended and Restated Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and TRX Europe, Ltd. f/k/a e-TRX Limited.

10.38*	Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and TRX Luxembourg S.à.r.l.

10.39*	Amended and Restated e-TRX Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and e-TRX Limited.

10.40*	Amended and Restated Shared Services Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.

10.41*	Amended and Restated Service Bureau Software Services Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.42*	Amended and Restated Software Support Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.

10.43*	Amended and Restated Software License Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.44*	Amended and Restated Software Development Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.45*	Loan Agreement, dated January 1, 2004, by and between Kuoni Reisen Holding AG and TRX Luxembourg S.à.r.l.

Exhibit No.	Description
10.46*	Agreement for the Provision of Travel Fulfillment Services, dated March 19, 2002, as amended May 24, 2005, by and between Expedia, Inc. and TRX Germany GmbH.
10.47*	Master Services Agreement, dated February 1, 2002, as amended January 10, 2003, with Addendums, by and between Citibank, N.A. and TRX Data Services, Inc.
10.48*	Amended and Restated Service Agreement, dated November 1, 2003, between TRX, Inc. and Expedia, Inc.
10.49*	Second Amended and Restated Contract for the Supply of Fulfillment and CallCentre Services, dated November 30, 2004, by and between Opodo Limited and TRX Europe Limited.
10.50*	Master Agreement, dated January 1, 2002, by and between TRX Technology Services, L.P. and WorldTravel Partners I, LLC.
10.51*	TRX Fulfillment Services Agreement, dated October 1, 2003, by and between Hotwire Inc. and TRX Fulfillment Services, LLC.
10.52*	Amended and Restated Shared Services Agreement, dated April 1, 2002, by and between WorldTravel Partners I, LLC and TRX, Inc.
10.53*	Travel Technologies Group, L.P. End User Software License Agreement, dated August 31, 2000, by and between Sabre, Inc. and TRX Technology Services, L.P. f/k/a Travel Technologies Group, L.P.
10.54*	Shared Services Agreement, dated August 1, 2004, by and between TRX, Inc. and Siemens Shared Services, LLC.
10.55*	License Agreement, dated March 6, 2003, between TRX, Inc. and Sabre, Inc.
10.56*	Sabre License Agreement, dated July 17, 2001, as amended September 7, 2001 and February 22, 2002, by and between TRX Technology Services, L.P. and Sabre, Inc.
10.57*	TRX, Inc. 2000 Stock Incentive Plan.
10.58*	Form of TRX, Inc. Omnibus Incentive Plan.
10.59*	TRX, Inc. Employee Stock Purchase Plan.
10.60*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and Sabre Investments, Inc.
10.61*	Warrant Repurchase Agreement dated July 8, 2005 by and between TRX, Inc. and Sabre Investments, Inc.
10.62*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and Hogg Robinson Holdings BV.
10.63*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and WorldTravel Partners I, LLC.
10.64*	Agreement for the Provision of Services, dated October 3, 2001 by and between Expedia Inc. and e-TRX Limited.
10.65*	First Amendment to Employment Contract dated August 26, 2005, by and between Norwood H. Davis, III and TRX, Inc.
10.66*	Agreement for the Provision of Services dated August 26, 2005 by and between Expedia Inc. and TRX Europe Limited.
10.67	Letter Agreement dated September 22, 2005, by and between Sabre Investments, Inc. and TRX, Inc.
10.68	First Amendment to Warrant Repurchase Agreement dated September 22, 2005, by and between Sabre Investments, Inc. and TRX, Inc.

10.69	Letter Agreement dated September 22, 2005, by and between Hogg Robinson Holdings BV and TRX, Inc.

Exhibit No.	Description

10.70	Letter Agreement dated September 22, 2005, by and between WorldTravel Partners I, LLC and TRX, Inc.

21*	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5).

24*	Powers of Attorney.

*	Previously filed

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the financial statements or the notes to those statements.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 9 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 22, 2005.

TRX, Inc.

By:	/S/ NORWOOD H. (“TRIP”) DAVIS, III
Norwood H. (“Trip”) Davis, III
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 9 to the Registration Statement has been signed by the following persons in the capacities indicated on September 22, 2005.

Signature	Title

/s/ NORWOOD H. (“TRIP”) DAVIS, III Norwood H. (“Trip”) Davis, III	President, Chief Executive Officer and Director

/s/ LINDSEY B. SYKES Lindsey B. Sykes	Chief Financial Officer (principal financial and accounting officer)

William F. Brindle	Director

* John F. Davis, III	Director

* Johan G. Drechsel	Chairman of the Board and Director

* John A. Fentener van Vlissingen	Director

* Michael W. Gunn	Director

Thomas Klein	Director

* /s/ TIMOTHY J. SEVERT Timothy J. Severt Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Articles of Incorporation of TRX, Inc. as currently in effect.

3.2*	Amended and Restated Bylaws of TRX, Inc., as currently in effect.

3.3*	Form of Amended and Restated Articles of Incorporation of TRX, Inc., to be effective upon the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of TRX, Inc., to be effective upon the completion of this offering.

4.1*	Specimen Common Stock certificate.

4.2*

Amended and Restated Shareholders Agreement, dated August 31, 2001, by and among TRX, Inc., BCD Technology, S.A., Christopher M. Brittin, Susan R. Hopley, Gary D. Smith and Jean H. Smith, as Trustees of the Gary D. Smith and Jean H. Smith Trust, and F. Gilmer Siler.

4.3*	Amended and Restated Shareholders Agreement, dated May 23, 2001, by and among TRX, Inc., BCD Technology, S.A., Ralph Manaker, Velva Wiggins and Davis Family Holdings, LLC.

4.4*

Shareholders Agreement, dated November 5, 1999, as amended February 18, 2000 and November 16, 2001, by and among WT Technologies, Inc., Hogg Robinson International Benefits Limited and BCD Technology, S.A.

4.5*	Rights Agreement, dated November 16, 2001, by and among Sabre Investments, Inc., BCD Technology, S.A. and TRX, Inc.

4.6*	Shareholders Agreement, dated January 21, 2004, by and among TRX, Inc., BCD Technology, S.A. and Michael A. Buckman.

4.7*	Shareholders Agreement, dated December 30, 2003, by and among TRX, Inc., BCD Technology, S.A. and Davis Family Holdings II, LLC.

4.8*	Voting and Transfer Restriction Agreement, dated November 4, 1999, by and among WT Technologies, Inc., Susan R. Hopley and the Smith Trust.

4.9*	Securityholders Agreement, dated July 1, 2002, by and among TRX, Inc. and WorldTravel Partners I, LLC.

5*	Opinion of McKenna Long & Aldridge LLP (including consent).

10.1*	Convertible Promissory Note, dated July 1, 2002, as amended December 30, 2004, made by TRX, Inc. in favor of WorldTravel Partners I, LLC.

10.2*	Convertible Promissory Note, dated November 16, 2001, made by TRX, Inc. in favor of Hogg Robinson Holdings BV.
10.3*	First Amendment to Convertible Promissory Note and Consent to Loan Transaction, dated December 30, 2004, by and between TRX, Inc. and Hogg Robinson Holdings BV.

10.4*	Amended and Restated Convertible Promissory Note, dated July 1, 2002, as amended December 30, 2004, made by TRX, Inc. in favor of BCD Technology, S.A.

10.5*	Letter Agreement, dated December 31, 2004, by and among BCD Technology, S.A. and Norwood H. Davis, III, Davis Family Holdings, LLC and Davis Family Holdings II, LLC.

10.6*	Letter Agreement, dated November 16, 2001, by and between TRX, Inc. and Davis Family Holdings, LLC.

10.7*	Convertible Promissory Note, dated November 16, 2001, as amended December 30, 2004, made by TRX, Inc. in favor of Davis Family Holdings, LLC.

Exhibit No.	Description

10.8*	Amended and Restated Promissory Note and Security Agreement, dated February 8, 2005, made by Davis Family Holdings, LLC in favor of TRX, Inc.

10.9*	Senior Secured Convertible Note Purchase Agreement, dated November 16, 2001, by and between TRX, Inc. and Sabre Investments, Inc.

10.10*	Senior Secured Convertible Promissory Note, dated November 16, 2001, as amended April 23, 2003, made by TRX, Inc. in favor of Sabre Investments, Inc.

10.11*

Second Amendment to Senior Secured Convertible Promissory Note, Release of Security Interest, and Consent to Loan Transaction, dated December 30, 2004, by and between TRX, Inc., TRX Data Services, Inc. f/k/a Arthur H. Ltd, TRX Fulfillment Services, LLC, TRX Technology Services, L.P., Travel Technology, LLC, Technology Licensing Company, LLC and Sabre Investments, Inc.

10.12*	Credit Agreement, dated December 30, 2004, by and between TRX, Inc. and Bank of America, N.A.

10.13*	Note, dated December 30, 2004, made by TRX, Inc. in favor of Bank of America, N.A.

10.14*	Capital Contribution Agreement, dated December 30, 2004, by and among Bank of America, N.A., TRX, Inc. and BCD Holdings N.V.

10.15*	Securities Pledge Agreement, dated December 30, 2004, made by TRX, Inc. and each of the TRX, Inc. subsidiaries named therein, in favor of Bank of America, N.A.

10.16*	Security Agreement, dated December 30, 2004, made by TRX, Inc. and each of the TRX, Inc. subsidiaries named therein, in favor of Bank of America, N.A.

10.17*	Services Agreement, dated December 23, 2002, by and between American Airlines, Inc. and TRX Fulfillment Services, LLC.

10.18*

Service Bureau Agreement, dated July 24, 2000, as amended March 9, 2001, July 15, 2002 and June 6, 2003, by and between Travel Technologies Group, L.P., d/b/a Travel Technologies Group, and American Express Travel Related Service Company, Inc.

10.19	Intentionally Omitted.

10.20	Intentionally Omitted.

10.21*	Services Agreement, dated July 1, 2004, by and between TRX Data Services, Inc. and American Express Travel Related Services Company, Inc.

10.22*	Warrant Agreement, dated November 16, 2001, by and between TRX, Inc. and Sabre Investments, Inc.

10.23*	Employment Contract, dated December 31, 2004, by and between Norwood H. Davis, III and TRX, Inc.

10.24*	Employment Contract, dated April 1, 2001, as amended August 5, 2004 and April 27, 2005, by and between Lindsey Sykes and TRX, Inc.

10.25*	Employment Contract, dated February 1, 2000, as amended July 1, 2001, November 1, 2002 and April 26, 2005, by and between Timothy J. Severt and TRX, Inc.

10.26*	Employment Contract, dated April 5, 2004, as amended April 27, 2005, by and between Victor Pynn and TRX, Inc.

10.27*

Lease Agreement, dated September 26, 1995, as amended August 7, 1996, April 8, 1997, December 3, 1997, October 5, 1998, April 22, 1999, August 17, 1999, March 29, 2000, January 1, 2003 and July 26, 2004, by and between WorldTravel Partners, L.P. and Weeks Realty, L.P.

10.28*	Lease Agreement, dated January 1, 2003, by and between Create-a-Book, Inc. and TRX, Inc.

Exhibit No.	Description

10.29*

Lease Agreement, dated September 15, 1997, as amended June 15, 1998, October 1, 1998, June 15, 1999, April 15, 2000, May 31, 2000, July 15, 2000, July 31, 2000, February 15, 2001, August 15, 2001, June 15, 2003 and July 31, 2003 by and between Travel Technologies Group, L.P. and 4849 Greenville Partners.

10.30*	Sublease Agreement, with Rider, dated December 20, 2001, by and between Qwest Cyber Solutions LLC and TRX, Inc.

10.31*	Office Building Lease, dated October 1, 2004, by and between TRX, Inc. and Charles E. Smith Real Estate Services L.P.

10.32*	Lease by and between TRX Germany GmbH i.G. and DIFA Deutsche Immobilien Fonds AG.

10.33*	Lease Agreement, dated September 28, 2000, by and among Hogg Group plc, e-TRX Limited and Hogg Robinson PLC.

10.34*	Sublease Agreement, dated March 1, 2005, by and between Hogg Robinson plc and TRX Europe Limited.

10.35*	Lease Agreement, dated December 1, 1999, by and between Michael W. Barker, Denver D. Horn and WorldTravel Technologies, LLC d/b/a OFS Online Fulfillment Services.

10.36*

Lease, dated June 25, 1998, with Addendum dated December 7, 1998, by and between Ft. Motte Partners, LLC and Cendant Operations, Inc., as assigned to and assumed by TRX, Inc., pursuant to an Assignment and Assumption of Lease, dated April 15, 2000, by and between Cendant Operations, Inc., Cendant Financing Holding, Inc., TRX, Inc. and Ft. Motte Partners, LLC.

10.37*	Amended and Restated Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and TRX Europe, Ltd. f/k/a e-TRX Limited.

10.38*	Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and TRX Luxembourg S.à.r.l.

10.39*	Amended and Restated e-TRX Loan Agreement, dated January 1, 2004, by and between Hogg Robinson plc and e-TRX Limited.

10.40*	Amended and Restated Shared Services Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.

10.41*	Amended and Restated Service Bureau Software Services Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.42*	Amended and Restated Software Support Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.

10.43*	Amended and Restated Software License Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.44*	Amended and Restated Software Development Agreement, dated January 1, 2004, by and between e-TRX Limited and Hogg Robinson plc.
10.45*	Loan Agreement, dated January 1, 2004, by and between Kuoni Reisen Holding AG and TRX Luxembourg S.à.r.l.
10.46*	Agreement for the Provision of Travel Fulfillment Services, dated March 19, 2002, as amended May 24, 2005, by and between Expedia, Inc. and TRX Germany GmbH.

10.47*	Master Services Agreement, dated February 1, 2002, as amended January 10, 2003, with Addendums, by and between Citibank, N.A. and TRX Data Services, Inc.

10.48*	Amended and Restated Service Agreement, dated November 1, 2003, between TRX, Inc. and Expedia, Inc.

Exhibit No.	Description

10.49*	Second Amended and Restated Contract for the Supply of Fulfillment and CallCentre Services, dated November 30, 2004, by and between Opodo Limited and TRX Europe Limited.

10.50*	Master Agreement, dated January 1, 2002, by and between TRX Technology Services, L.P. and WorldTravel Partners I, LLC.

10.51*	TRX Fulfillment Services Agreement, dated October 1, 2003, by and between Hotwire Inc. and TRX Fulfillment Services, LLC.

10.52*	Amended and Restated Shared Services Agreement, dated April 1, 2002, by and between WorldTravel Partners I, LLC and TRX, Inc.

10.53*	Travel Technologies Group, L.P. End User Software License Agreement, dated August 31, 2000, by and between Sabre, Inc. and TRX Technology Services, L.P. f/k/a Travel Technologies Group, L.P.

10.54*	Shared Services Agreement, dated August 1, 2004, by and between TRX, Inc. and Siemens Shared Services, LLC.

10.55*	License Agreement, dated March 6, 2003, between TRX, Inc. and Sabre, Inc.

10.56*	Sabre License Agreement, dated July 17, 2001, as amended September 7, 2001 and February 22, 2002, by and between TRX Technology Services, L.P. and Sabre, Inc.

10.57*	TRX, Inc. 2000 Stock Incentive Plan.

10.58*	Form of TRX, Inc. Omnibus Incentive Plan.

10.59*	TRX, Inc. Employee Stock Purchase Plan.

10.60*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and Sabre Investments, Inc.

10.61*	Warrant Repurchase Agreement dated July 8, 2005 by and between TRX, Inc. and Sabre Investments, Inc.

10.62*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and Hogg Robinson Holdings BV.

10.63*	Senior Secured Convertible Promissory Note Conversion Agreement dated July 8, 2005 by and between TRX, Inc. and WorldTravel Partners I, LLC.

10.64*	Agreement for the Provision of Services, dated October 3, 2001 by and between Expedia Inc. and e-TRX Limited.

10.65*	First Amendment to Employment Contract dated August 26, 2005, by and between Norwood H. Davis, III and TRX, Inc.

10.66*	Agreement for the Provision of Services dated August 26, 2005 by and between Expedia Inc. and TRX Europe Limited.

10.67	Letter Agreement dated September 22, 2005, by and between Sabre Investments, Inc. and TRX, Inc.

10.68	First Amendment to Warrant Repurchase Agreement dated September 22, 2005, by and between Sabre Investments, Inc. and TRX, Inc.

10.69	Letter Agreement dated September 22, 2005, by and between Hogg Robinson Holdings BV and TRX, Inc.

10.70	Letter Agreement dated September 22, 2005, by and between WorldTravel Partners I, LLC and TRX, Inc.

21*	Subsidiaries of the Registrant.

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5).

24*	Powers of Attorney.

*	Previously filed